Filed Pursuant to Rule 424(b)(4)
Registration No. 333-110250

14,500,000 Shares

Compass Minerals International, Inc.

Common Stock

This is an initial public offering of common stock of Compass Minerals International, Inc.

All of the shares of common stock to be sold in this offering are being offered by the selling stockholders identified in this prospectus. Compass will not receive any of the proceeds from the sale of the shares.

Prior to this offering, there has been no public market for the common stock. Compass’ common stock has been approved for listing on the New York Stock Exchange under the symbol “CMP.”

See “Risk Factors” beginning on page 10 to read more about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$13.00	$188,500,000
Underwriting discount	$0.91	$13,195,000
Proceeds, before expenses, to the selling stockholders	$12.09	$175,305,000

To the extent that the underwriters sell more than 14,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,175,000 shares of common stock from certain selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares on December 17, 2003.

Goldman, Sachs & Co.	Credit Suisse First Boston

Deutsche Bank Securities	JPMorgan	UBS Investment Bank

Prospectus dated December 11, 2003.

MARKET AND INDUSTRY DATA

This prospectus includes market share and industry data and forecasts that we obtained from internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Except where otherwise noted, references to North America include only the continental United States and Canada, and statements as to our position relative to our competitors or as to market share refer to the most recent available data. Statements concerning (a) North America general trade salt are generally based on historical sales volumes, (b) North America highway deicing salt are generally based on historical production capacity, (c) sulfate of potash are generally based on historical sales volumes and (d) United Kingdom salt sales (general trade and highway deicing) are generally based on sales volumes. Except where otherwise noted, all references to tons refer to “short tons.” One short ton equals 2,000 pounds.

The following items referred to in this prospectus are fiduciary registered and other trademarks pursuant to applicable intellectual property laws and are the property of our wholly owned subsidiary, Compass Minerals Group, Inc., or its subsidiaries: “Sifto®,” “American Stockman®,” “Safe Step®,” “Winter Storm®,” “Guardian®,” “FreezGard®,” “Nature’s Own®” and “K-Life®.”

i

PROSPECTUS SUMMARY

This summary highlights important information about this offering and our business. It does not include all information you should consider before investing in our common stock. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes, before you decide to invest. Unless otherwise noted, the terms the “Company,” “Compass,” “we,” “us” and “our” refer to Compass Minerals International, Inc. (formerly known as Salt Holdings Corporation) and its consolidated subsidiaries, and “Compass Minerals Group” refers to Compass Minerals Group, Inc., a wholly owned subsidiary of the Company. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters over-allotment options are not exercised. Upon the effectiveness of our amended and restated certificate of incorporation, (i) each outstanding share of our class B common stock was converted into one share of class A common stock, and each share of our class A common stock then outstanding was exchanged for one share of a newly designated single class of common stock and (ii) the number of our authorized shares of capital stock was increased to 200,000,000 shares of common stock and 10,000,000 shares of preferred stock, and each share of common stock then outstanding was split into approximately 4.982 shares of common stock by way of a reclassification.

Our Company

We are the largest producer of rock, or highway deicing, salt in North America and the United Kingdom, and operate the largest highway deicing salt mines in these regions. We are also the third largest producer of general trade salt in North America and the second largest in the United Kingdom, serving major retailers, agricultural cooperatives and food producers. In addition, we are the largest producer of sulfate of potash, or “SOP,” in North America, which is used in the production of specialty fertilizers. Salt is one of the most widely used minerals in the world and has a wide variety of end-use applications, including highway deicing, food grade applications, water conditioning and various industrial uses.

We sell our highway deicing salt primarily to state, provincial, county and municipal highway departments for deicing applications. While subject to weather-related variations in demand, highway deicing salt is not materially affected by economic downturns, as it is an essential part of highway maintenance to ensure public safety and continued personal and commercial mobility. Due to the lack of cost-effective alternatives and the steadily expanding highway infrastructure, the production of highway deicing salt in the United States has increased over time at a historical average of approximately 1% per annum during the thirty year period ending 2002, while prices have increased at a historical average of approximately 4% per annum during the same period.

We offer a full range of general trade salt products distributed to several end-use markets, including consumer applications such as table salt, water conditioning and consumer ice control, as well as food processing, agricultural applications and a variety of industrial applications. Based on tonnage, we believe we are the largest private label producer of water conditioning salt and the largest producer of salt-based agricultural products in North America. We manufacture more than 70 private labels of table salt for grocers and major retailers and, in Canada, we market salt under the popular Sifto® brand name. We are also the market leader in the United Kingdom for water conditioning salt. We believe that our general trade salt products are generally not susceptible to economic cycles as a result of the non-discretionary need for, and low cost of, salt. During the thirty year period ending 2002, the production of general trade salt in the United States has increased over time at a historical average of over 1% per annum, while prices have increased at a historical average of approximately 5% per annum.

We are the market leader in North American sales of SOP. Approximately 62% of our SOP sales in 2002 were made to domestic customers, which include fertilizer manufacturers, dealers and distributors. SOP is primarily used as a specialty fertilizer, providing essential potassium to high-value, chloride-sensitive crops, including some types of nuts, vegetables and fruits, tea, tobacco and turf grass. We believe that there are growth opportunities for SOP both domestically and internationally because of its favorable impact on crop yield and quality and its superior performance over commodity potash. As a result of our renewed marketing and sales focus on the SOP segment, our 2002 sales volumes of SOP increased by over 28% compared to our 2001 sales volumes. Our abundant mineral resources and low cost manufacturing processes enhance margins that are attractive compared to those of other fertilizer products.

We operate eleven facilities in North America and the United Kingdom, including the largest rock salt mine in the world in Goderich, Ontario. We also operate the largest salt mine in the United Kingdom in Winsford, Cheshire. In addition, we operate the largest North American SOP production facility in Ogden, Utah. At most of our production locations, we estimate the recoverable minerals to exceed 100 years of reserves at current production rates and capacities. These facilities and the approximately 75 local depots we utilize are strategically located to serve our highway deicing markets in a cost-effective manner.

For the twelve months ended September 30, 2003, we sold approximately 12.2 million tons of salt and other minerals, generating sales of $564.2 million and net income of $29.9 million. For the nine months ended September 30, 2003, we sold approximately 8.6 million tons of salt and other minerals, generating sales of $398.5 million and net income of $11.3 million. These amounts do not include the benefit of approximately 100,000 tons of SOP sales to customers, which were serviced by the SOP marketing business of IMC Global, Inc., or “IMC Global,” from its Carlsbad, New Mexico facility and which we acquired from IMC Global in June 2003. IMC Global will continue to operate this business until no later than November 30, 2003, after which we expect to realize the benefits of this transaction. In our North American highway deicing business, the Company has been awarded contracts for over 10% more volume as compared to last year, with an increase in contract prices of almost 1% as compared to last year. Contract bid volumes are non-binding indications of our customers’ expected volume requirements for the upcoming winter season.

Our Competitive Strengths

Leading Market Positions—We are the second largest producer of salt in North America with approximately 28% of total production capacity and, together with the other two largest salt producers, represent approximately 77% of total production capacity in North America. In the United Kingdom, we are the largest highway deicing salt producer with 63% of total production capacity and, together with the next two largest producers, represent 100% of total production capacity. In the North American SOP market, we are the leading producer and, together with the second largest North American SOP producer, represent approximately 61% of sales in the North American market.

Low Cost Producer—We believe that our Goderich, Ontario, Cote Blanche, Louisiana and Winsford, Cheshire facilities are the lowest cost, high volume rock salt mines in the markets in which we sell. This cost advantage is a result of the size and quality of our reserves, effective mining techniques and efficient production processes. In addition, our North American mines are located near either rail or water transport systems, thereby minimizing shipping and handling costs, which constitute a significant portion of the overall delivered cost of salt. Through our solar evaporation facility in Ogden, Utah, we believe that we are among the lowest cost solar salt producers in our North American markets and among the lowest cost producers of SOP in the world. Since 1998, we have implemented cost-cutting measures, including manpower and energy efficiencies, and pursued significant capital investments to improve mining technology and production efficiencies, and to expand and rationalize production.

Stable Financial Performance—Our business is generally less susceptible to economic cycles based on the non-discretionary need for salt products and their low cost nature. The overriding concern for public safety insulates the demand for salt used for highway maintenance from economic cycles. For example, from the 1999-2000 winter season to the 2002-2003 winter season, total volumes tendered to us and our competitors in the annual bidding process in the markets we serve have increased an average of 1.8% per year. Total volumes tendered increased an additional 4% for the 2003-2004 winter bid season in the same markets. Also, in our highway deicing product line, pricing is set and volume is reserved up to a year in advance under annual contracts. The volumes tendered in the annual bidding process are non-binding indications of customers’ expected volume requirements for the upcoming winter bid season. While winter weather conditions in individual locations are difficult to predict, the overall amount of snowfall and general intensity of winter weather conditions across our major target markets in the U.S. Upper Midwest and the U.S. and Canadian Great Lakes region are relatively stable. As a result, over the last 17 years, we have, on average, sold approximately 99% of our committed volume. In our general trade salt product line, sales are generally secured through our long-term customer relationships. Our manufacturing costs are relatively stable and our cost per ton has remained relatively constant over the last four years. Our fully-integrated manufacturing processes do not materially depend on the consumption of any individual raw materials susceptible to market price fluctuations.

Strong Free Cash Flow—We generate strong cash flow from operations, after capital expenditures, as a result of our high margins and low maintenance capital expenditures. We believe that our high margins are the result of our low and stable production costs, variable operating cost structure, efficient distribution network, strong market positions and the related multiple end-use regional markets in which we operate. From 2000 to 2002, we have been able to improve our gross profit as a percentage of sales from 19% to 25% due to higher prices and our improved cost structure. Our recurring low maintenance capital expenditure requirements of approximately $20 million to $25 million per annum, coupled with the non-cyclical nature of our business, provide a stable stream of cash flow. During the years from 1998 to 2001, we spent on average in excess of $17 million per year in capital expenditures for capacity expansions and productivity enhancements. We believe that our capacity is sufficient to meet our current growth initiatives without significant additional spending and that future growth capital will be spent only upon the expectation of significant returns. Our free cash flow allows us to reduce our indebtedness, reinvest in our business or pay dividends.

Diversified Customer Base—We have a diversified customer base in a wide variety of end markets that have few economical substitutes for the products we sell. Salt is used in many different products and in a wide variety of consumer and industrial applications. Consumption of salt is relatively stable over the long term and generally increases as the general population grows. Due to the unique characteristics and low cost of salt, consumers cannot cost-effectively substitute any other product for salt, resulting in relatively stable consumption and growth over the long term. Salt is one of the most cost-effective products available for deicing applications. For example, the next most cost-efficient highway deicer is calcium chloride, which costs approximately three to five times more, depending on freight charges. Similarly, there is currently no cost-effective substitute for salt in the water conditioning and food processing markets. Our presence in different segments of the general trade market effectively diversifies our exposure to events affecting any single end-use market. No single customer accounted for more than 5% of our 2002 sales while our top ten customers accounted for approximately 20% of our 2002 sales.

Industry Expertise—We believe that our mining and logistics expertise and quality of service in the highway deicing salt business give us a strong competitive advantage. As a result of our low production costs, transportation and handling costs tend to be a significant component of the total delivered cost of salt, making logistics a key competitive factor in the industry. We maintain approximately 75 depots in North America for storage and distribution of highway deicing salt and we consider our salt distribution network to be the most extensive in the markets in which we sell. Our over 35 years of market experience in the North American highway deicing salt business, proven customer service, product quality and modeling techniques enable us to bid effectively on highway deicing salt contracts. Our customers in charge of maintaining public safety over their road network have stringent qualification standards and a strong preference for dealing with existing salt manufacturers that can handle bulk capacity and have track records for on-time delivery.

Significant Barriers to Entry—We believe that our rock salt mines are the lowest cost, high volume mines in the markets in which we sell. In addition, our mineral rights are strategically located and we believe that there are no undeveloped high quality salt reserves available for new market entrants in close proximity to both low cost transportation systems and our end-use markets. Since shipping and handling costs constitute a significant portion of the overall delivered cost of salt, it would be difficult for new market entrants to significantly encroach on our highway deicing service territory, which is concentrated around the U.S. Upper Midwest and the U.S. and Canadian Great Lakes region. Our asset base for all of our significant businesses is large and it would be extremely expensive and time-consuming to replicate. Our long-term relationships with many of our general trade and highway deicing salt customers, coupled with the higher standard of care required in handling food grade salt, create a deterrent for potential new entrants. High quality potassium sulfate reserves for our SOP business are scarce and we believe that there are no known comparable commercially viable sources in North America other than those currently being extracted.

Our Business Strategy

Increase Revenues—We seek to be the market leader with respect to profitable sales growth. We believe that we can achieve this goal by:

Leverage our leading market positions.    We intend to strengthen our leadership position in the highway deicing business by focusing on the customers located within our distribution network. We believe that this will allow us to efficiently grow our business in line with market volume and price growth, which in the United States have increased at a historical average of approximately 1% and 4% per annum, respectively, during the thirty year period ending 2002. We believe we can further increase sales to our existing and new customers by offering liquid deicing products and other value-added deicing and anti-icing products that improve the application of the product to roads and permit the conditioning of roads prior to the impact of snow and ice. We plan to improve our profitability in our general trade salt product line by focusing on shifting our sales mix to more higher-value consumer salt products, which contribute more margins per volume of product sold. For example, the production capacity of our premium consumer water conditioning product is being increased to meet the continued growth in demand in this faster growing segment of the salt business. In addition, in 2002 we launched our first high-value deicing product in Canada, Sifto’s® Extreme Icemelter, which is beginning to effectively compete in this under-served market.

Increase service offerings.    We plan to expand the scope of our management of customer inventory and replenishment systems, such as the deicing management services we provide for some U.K. customers. We currently have several contracts in place for these services in the United Kingdom and anticipate entering into additional contracts in the future. Also, we are beginning to develop alternative mine uses, such as waste disposal and document storage. For this purpose, we have entered into a joint venture with a subsidiary of Vivendi SA to use the excavated space in our mine in the United Kingdom as a document storage site and the joint venture awaits a final permit to also dispose of hazardous waste. In addition, we are working with various third parties to develop some of our North American salt facilities as storage sites for natural gas and waste. We expect to generate new ongoing revenue streams from these alternative uses.

Continue to take advantage of growth opportunities in SOP.    We believe that the declining sales volumes in the SOP product line from 1999 to 2001 were the result of SOP, a non-core product of IMC Global, not receiving sufficient focus to realize its market potential. Following the acquisition of the Company from IMC Global in November 2001, we recruited an experienced global sales force dedicated to marketing the many benefits of SOP versus other potassium sources. This renewed marketing focus improved sales volumes in our SOP business by over 28% in 2002 compared to the prior year. In June 2003, we also purchased IMC Global’s remaining SOP marketing business, which sold over 100,000 tons of SOP in 2002. With the existing capacity of our single, low-cost solar evaporation production facility in Ogden, Utah, we intend to continue to build our customer service focus in our SOP business line.

Supplement growth through acquisitions.    To supplement internal growth, we may pursue acquisitions of small complementary businesses in both North America and Europe. There are several smaller producers of highway deicing salt, which could be attractive to further expand the scope of our operations. There are also several independent salt producers in various niches of the salt market, which could broaden both our geographic coverage and product diversity.

Improve Profitability—We are focused on improving our profitability by achieving productivity enhancements and by improving our cost platform. From 1998 through 2001, we implemented manufacturing programs to consolidate our facilities and expand our production capacity by over 300,000 tons while divesting less efficient operations. We have increased our workforce productivity as measured by man hours per ton by over 7% per annum in our general trade salt product line over the period from 1998 to 2002 through increased automation and capacity increases. In 2002, we began operating a continuous miner and shaft automation system, which has decreased manufacturing costs and increased manpower productivity at our Winsford facility. We monitor the performance of each product line on a regular basis to aid in meeting target revenue and margin goals. By maintaining, but not materially growing, our share of the highway deicing market, we believe that we have an opportunity to improve our margins and overall profitability in this product line. We intend to continue to achieve greater productivity from previously invested capital and to improve our average price levels and our customer mix.

Maximize Cash Flow—During 2002, cash flow from operating activities (which includes cash interest and cash taxes), less cash used in investing activities, was in excess of $60 million. We intend to maximize our cash flow realization through effective working capital management and prudent reinvestment in our business. We intend to manage our working capital efficiently and generate cash flow from enhanced management focus. During 2002, we reduced our working capital requirements by more than $10 million. We expect to spend approximately $20 million to $25 million annually on maintenance capital expenditures in support of our operations. During the period from 1998 to 2001, we spent on average more than $17 million per year in capital expenditures for capacity expansions and productivity enhancements. Because of this spending, we believe that our capacity is sufficient to meet our current growth initiatives without significant additional spending and that future growth capital will be spent only upon the expectation of significant returns. Also, in connection with the recapitalization of the Company in November 2001, we received net operating loss carryforwards, or “NOLs,” and expect to realize cash tax savings if these NOLs are able to be utilized. We intend to use our free cash flow to reduce our indebtedness, reinvest in our business or pay dividends.

The Offering

Common stock being offered by the selling stockholders	14,500,000 shares

Common stock outstanding after this offering	30,176,058 shares

Use of proceeds	All of the shares of common stock offered hereby will be sold by the selling stockholders. We will not receive any proceeds from the sale of these shares. See “Use of Proceeds.”

Dividend policy

We intend to pay quarterly cash dividends on our common stock at an initial annual rate of $0.75 per share. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. See “Risk Factors—We may be restricted from paying cash dividends on our common stock in the future.”

New York Stock Exchange symbol	CMP

Risk factors	See “Risk Factors” beginning on page 10 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of common stock outstanding after this offering excludes 2,783,283 shares of common stock reserved for issuance under our 2001 Stock Option Plan, under which options to purchase 2,217,009 shares of common stock are outstanding as of the date of this prospectus with a weighted average exercise price of $1.58 per share.

Our Address

Our principal executive office is located at 8300 College Boulevard, Overland Park, Kansas, 66210. Our telephone number at that address is (913) 344-9200. Our internet address is http://www.compassminerals.com. The contents of our website are not part of this prospectus.

Summary Combined and Consolidated Financial Information

The following table presents summary combined and consolidated financial information. Share and per share information set forth in this table have been adjusted to reflect the conversion of each outstanding share of class B common stock into one share of class A common stock, the exchange of each share of class A common stock then outstanding for one share of a newly designated single class of common stock, and the split of each share of our common stock into approximately 4.982 shares of common stock by way of a reclassification that was approved by our board of directors on November 21, 2003, which became effective on December 11, 2003. The statement of operations data for the years ended December 31, 2002, 2001 and 2000 and the balance sheet data as of December 31, 2002 and 2001 have been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 1999 and for the nine months ended December 31, 1998 and the balance sheet data as of December 31, 2000 and 1999 have been derived from our audited combined financial statements that are not included herein. The historical statement of operations data for the twelve months ended September 30, 2003, and the nine months ended September 30, 2003 and 2002, and the historical balance sheet data as of September 30, 2003 and 2002 and December 31, 1998 have been derived from unaudited combined and consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period.

Prior to November 28, 2001, we were incorporated as IMC Potash Corporation, an inactive wholly owned subsidiary of IMC Global. On November 28, 2001, Apollo Management V, L.P., or “Apollo,” through its subsidiary YBR Holdings LLC, or “YBR Holdings,” acquired control of our business from IMC Global pursuant to a recapitalization of the Company, or the “Recapitalization.” Accordingly, prior to November 28, 2001, the combined and consolidated financial data reflect only the results of our wholly owned subsidiary, Compass Minerals Group, and its subsidiaries, which were included in the acquisition of our business from IMC Global pursuant to the Recapitalization. As part of the Recapitalization, IMC Potash Corporation was reincorporated as Salt Holdings Corporation, which is now known as Compass Minerals International, Inc. At November 28, 2001, IMC Global contributed the net assets of Compass Minerals Group to the Company.

The information included in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited combined and consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	For the nine months ended December 31,	For the years ended December 31,				For the nine months ended September 30,		For the twelve months ended September 30,
	1998	1999	2000	2001	2002	2002	2003	2003(7)
	(dollars in millions, except per share data)
Statement of Operations Data:
Sales	$277.7	$494.4	$509.2	$ 523.2	$502.6	$336.9	$398.5	$564.2
Cost of sales—shipping and handling	55.8	126.9	140.0	143.2	137.5	91.2	109.3	155.6
Cost of sales—products(1)	111.8	213.1	227.7	224.4	202.1	144.6	168.3	225.8
Depreciation and amortization(2)	34.3	55.1	44.3	32.6	37.1	28.7	31.2	39.6
Selling, general and administrative expenses	36.7	37.2	35.5	38.9	40.6	30.1	34.3	44.8
Goodwill write-down(3)	—	87.5	191.0	—	—	—	—	—
Restructuring and other charges(3)(4)	20.3	13.7	425.9	27.0	7.7	6.8	—	0.9
Operating earnings (loss)	18.8	(39.1)	(555.2)	57.1	77.6	35.5	55.4	97.5
Interest expense(5)	17.4	19.0	16.4	14.4	42.4	31.8	40.5	51.1
Net income (loss)	(14.4)	(67.5)	(467.7)	19.0	18.9	0.3	11.3	29.9
Dividends on preferred stock	—	—	—	0.8	10.6	7.9	1.2	3.9
Gain on redemption of preferred stock	—	—	—	—	—	—	(8.2)	(8.2)
Net income (loss) available for common stock	(14.4)	(67.5)	(467.7)	18.2	8.3	(7.6)	18.3	34.2

Balance Sheet Data (at period end):
Total cash and cash equivalents	$4.9	$4.3	$0.3	$ 15.9	$11.9	$7.5	$3.6	$3.6
Total assets	1,423.0	1,290.5	636.0	655.6	644.1	598.0	620.3	620.3
Series A redeemable preferred stock	—	—	—	74.6	19.1	83.1	1.8	1.8
Total debt(6)	264.7	196.0	152.4	526.5	507.8	451.2	601.6	601.6

Per Share Data:
Net income (loss) per share:
Basic	$(28,927.04)	$(135,452.15)	$(938,709.50)	$ 5.65	$0.24	$(0.22)	$0.55	$1.02
Diluted	(28,927.04)	(135,452.15)	(938,709.50)	5.65	0.23	(0.22)	0.53	0.98
Weighted average common shares outstanding:
Basic	498	498	498	3,220,724	35,039,110	35,017,537	33,265,989	33,725,449
Diluted	498	498	498	3,220,724	35,474,539	35,017,537	34,620,497	34,981,544
Cash dividends declared per share	—	—	—	$8.28	—	—	$2.85	$2.85

Other Financial Data:
Cash flows provided by operating activities	$25.7	$78.4	$72.1	$112.4	$82.4	$57.8	$51.4	$76.0
Cash flows used for investing activities	(39.3)	(48.1)	(34.0)	(43.6)	(19.1)	(11.8)	(31.0)	(38.3)
Cash flows (used for) provided by financing activities	6.4	(33.6)	(43.3)	(53.7)	(69.8)	(56.5)	(30.1)	(43.4)
Capital expenditures	39.6	45.6	33.7	43.0	19.5	12.1	9.7	17.1

(1)	“Cost of sales—products” is presented net of depreciation and amortization.
(2)	“Depreciation and amortization” for purposes of this table excludes amortization of deferred financing costs.
(3)	Based on anticipated proceeds from the sale of the Company by IMC Global, we recorded an asset impairment charge of $616.6 million, $482.1 million after tax, in the fourth quarter of 2000. In connection with this non-cash charge, goodwill was reduced $191.0 million and intangible assets—mineral interests was reduced $425.6 million. The goodwill write-down in 1999 was the result of lowering goodwill to its recoverable value based on estimated future discounted cash flows of the business.

(4)	“Restructuring and other charges” include primarily those charges related to the impairment of idled assets in December of 1998, the restructuring of our business in the fourth quarter of 1999 designed to reduce employee headcount and an asset impairment in the fourth quarter of 2000 related to the planned disposition of the Company by IMC Global as described in (3) above. During 2001, we incurred $27.0 million of transaction and transition costs in connection with the Recapitalization. During 2002, we incurred $7.7 million of transition costs in connection with separating the Company from IMC Global. Substantially all cash payments related to these charges have been made.
(5)	As we have incurred substantial indebtedness in connection with the Recapitalization, we believe it is helpful to provide a measure describing the cash requirements necessary to satisfy our debt service in terms of “cash interest expense,” which is interest expense less non-cash interest related to the 12¾% senior discount notes due 2012, or the “senior discount notes,” the 12% senior subordinated discount notes due 2013, or the “subordinated discount notes,” the senior subordinated debentures issued to IMC Global in connection with the Recapitalization, or the “Seller Notes,” and the amortization of debt issuance costs, plus amortization of the original issuance premium. For a discussion of our indebtedness, see Note 8 to our audited combined and consolidated financial statements and “Description of Certain Indebtedness.” For a discussion of the Seller Notes, see Note 11 to our audited combined and consolidated financial statements. Cash interest expense was $39.6 million, $29.7 million, $28.1 million and $38.0 million for the year ended December 31, 2002, the nine months ended September 30, 2002 and 2003, and the twelve months ended September 30, 2003, respectively. Cash interest expense is not calculated under GAAP. While cash interest expense and similar variations thereof are commonly used as a measure of the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. The following table reconciles the differences between cash interest expense and interest expense, calculated in accordance with GAAP.

	For the year ended December 31, 2002	For the nine months ended September 30,		For the twelve months ended September 30, 2003
		2002	2003
	(dollars in millions)
Interest expense	$42.4	$31.8	$40.5	$51.1
Less non-cash interest expense:
Senior discount notes	0.2	—	6.4	6.6
Subordinated discount notes	—	—	4.3	4.3
Seller Notes	0.8	0.8	0.2	0.2
Less (plus) amortization:
Deferred financing costs	1.9	1.4	1.7	2.2
Amortization of premium on senior subordinated notes	(0.1)	(0.1)	(0.2)	(0.2)

Cash interest expense	$39.6	$29.7	$28.1	$38.0

(6)	“Total debt” does not include $9.3 million and $10.1 million of our senior subordinated debentures, or the “Settlement Notes,” as of December 31, 2002 and September 30, 2003, respectively, including interest, currently held by a wholly owned subsidiary, subject to reissuance if expected future levels of equity returns are not achieved (see Note 11 to our audited combined and consolidated financial statements). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management’s Discussion on Critical Accounting Policies—Seller Notes and Settlement Notes.”
(7)	We have presented operating and financial data for the twelve months ended September 30, 2003 because of the seasonality of our salt sales and the resulting variability in operating results from quarter to quarter. Therefore, the operating and financial data for the twelve months ended September 30, 2003 accompanies the operating and financial data for the nine months ended September 30, 2003 to provide a more accurate and complete description of our results of operations.

RISK FACTORS

You should carefully consider the following risks and all of the information set forth in this prospectus before investing in our common stock. The risks described below are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to Our Business

The seasonal demand for our products and the variations in our cash flows from quarter to quarter as a result of weather conditions may have an adverse effect on our results of operations and the price of our common stock.

Our highway deicing product line is seasonal, with operating results varying from quarter to quarter as a result of weather conditions and other factors. Over the last four years, our North American highway deicing product line has generated over 65% of its annual sales during the months of December through March when the need for highway deicing is at its peak. We need to stockpile sufficient highway deicing salt in the first two fiscal quarters to meet estimated demand for the winter season. Weather conditions that impact our highway deicing product line include temperature, levels of precipitation, number of snow days and duration and timing of snow fall in our relevant geographic markets. Lower than expected sales by us during this period could have a material adverse effect on our results of operations and the price of our common stock.

Our SOP operating results are dependent in part upon conditions in the agriculture markets. The agricultural products business can be affected by a number of factors, the most important of which for U.S. markets are weather patterns and field conditions (particularly during periods of traditionally high crop nutrients consumption) and quantities of crop nutrients imported to and exported from North America.

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business.

As of September 30, 2003, we had $601.6 million of outstanding indebtedness, including approximately $78.5 million under our senior credit facilities, $17.5 million under our revolving credit facility, $328.0 million of Compass Minerals Group’s senior subordinated notes, $73.3 million of our senior discount notes, $104.3 million of our subordinated discount notes, and a stockholders’ deficit of $174.9 million. In addition, our outstanding indebtedness does not include $10.1 million of our Settlement Notes, including interest, currently held by a wholly owned subsidiary subject to reissuance if expected future levels of equity returns are not achieved (see Note 11 to our audited combined and consolidated financial statements). As a result, we are a highly leveraged company.

This level of leverage could have important consequences, including the following:

•	it may limit our ability to borrow money or sell stock to fund our working capital, capital expenditures and debt service requirements;

•	it may limit our flexibility in planning for, or reacting to, changes in our business;

•	we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to a downturn in our business or the economy;

•	it will require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, thereby reducing the availability of our cash flow for other purposes; and

•	it may materially and adversely effect our business and financial condition if we are unable to service our indebtedness or obtain additional financing, as needed.

In addition, the indenture governing the senior discount notes, the indenture governing the subordinated discount notes and our senior credit facilities contain financial and other restrictive covenants discussed below that may limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt. See “—Restrictive covenants in the agreements governing our indebtedness and certain indebtedness of Compass Minerals Group may restrict our ability to pursue our business strategies” and “Description of Certain Indebtedness.”

We are a holding company with no operations of our own and depend on our subsidiaries for cash.

Although our operations are conducted through our subsidiaries, none of our subsidiaries are obligated to make funds available to us for payment on our indebtedness or to pay dividends on our capital stock. Accordingly, our ability to make payments on our indebtedness and distribute dividends to our stockholders is dependent on the earnings and the distribution of funds from our subsidiaries. The terms of our senior credit facilities and the indenture governing the senior subordinated notes of Compass Minerals Group significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Furthermore, our subsidiaries will be permitted under the terms of our senior credit facilities and other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us. The terms of our senior credit facilities also restrict our subsidiaries from paying dividends to us in order to fund cash interest on our senior discount notes and subordinated discount notes if we do not maintain an adjusted senior indebtedness leverage ratio of 5.25 or less (as of September 30, 2003) or if a default or event of default has occurred and is continuing under our senior credit facilities. As of September 30, 2003, our adjusted senior indebtedness leverage ratio was 3.02. We cannot assure you that we will maintain this ratio. This ratio is not necessarily comparable to other similarly titled ratios of other companies due to inconsistencies in the method of calculation and we encourage you to read our amended and restated credit agreement contained in the exhibits to the registration statement of which this prospectus is a part.

We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on our indebtedness when due.

Restrictive covenants in the agreements governing our indebtedness and certain indebtedness of Compass Minerals Group may restrict our ability to pursue our business strategies.

Our senior credit facilities, the indenture governing our senior discount notes, the indenture governing our subordinated discount notes and the indenture governing the senior subordinated notes of Compass Minerals Group limit our ability and the ability of our restricted subsidiaries, among other things, to:

•	incur additional indebtedness or contingent obligations;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem our stock;

•	make investments;

•	grant liens;

•	make capital expenditures;

•	enter into transactions with our stockholders and affiliates;

•	sell assets; and

•	acquire the assets of, or merge or consolidate with, other companies.

In addition, our senior credit facilities require us to maintain financial ratios. These financial ratios include an interest coverage ratio and a consolidated indebtedness leverage ratio. Although we have historically always been able to maintain these financial ratios, we may not be able to maintain these ratios in the future. Covenants in our senior credit facilities may also impair our ability to finance future operations or capital needs or to enter into acquisitions or joint ventures or engage in other favorable business activities.

If we default under our senior credit facilities under certain circumstances, the lenders could require immediate payment of the entire principal amount. These circumstances include a change of control, default under agreements governing our other indebtedness, material judgments in excess of $5,000,000 or breach of representations and warranties. Any default under our senior credit facilities or agreements governing our other indebtedness could lead to an acceleration of debt under our other debt instruments that contain cross-acceleration or cross-default provisions. If the lenders under our senior credit facilities require immediate repayment, we will not be able to repay them and also repay our other indebtedness in full. Our ability to comply with these covenants and restrictions contained in our senior credit facilities and other agreements governing our other indebtedness may be affected by changes in the economic or business conditions or other events beyond our control.

Economic and other risks associated with international sales and operations could adversely affect our business, including economic loss and a negative impact on earnings.

Since we manufacture and sell our products primarily in the United States, Canada and the United Kingdom, our business is subject to risks associated with doing business internationally. Our sales outside the United States, as a percentage of our total sales, were 34% and 36% for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively. Accordingly, our future results could be adversely affected by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	exchange controls;

•	tariffs, other trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	differing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries; and

•	unexpected changes in regulatory requirements.

Fluctuations in the value of the U.S. dollar may adversely affect our results of operations. Because our consolidated financial results are reported in U.S. dollars, if we generate sales or earnings in other currencies the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings. In addition, our debt service requirements are primarily in U.S. dollars even though a significant percentage of our cash flow is generated in Canadian dollars and pound sterling. Significant changes in the value of Canadian dollars and pound sterling relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on U.S. dollar denominated debt.

In addition to currency translation risks, we incur currency transaction risk whenever we or one of our subsidiaries enter into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction and/or translation risks. It is possible that volatility in currency exchange rates will have a material adverse effect on our financial condition or results of operations. We have in the past experienced and expect to continue to experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. We expect that the amount of our revenues denominated in non-U.S. dollar currencies will continue to increase in future periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Effects of Currency Fluctuations and Inflation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk.”

Our overall success as a global business depends, in part, upon our ability to succeed in differing economic and political conditions. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective in each location where we do business.

Our operations are dependent on natural gas and significant interruption in the supply or increase in the price of natural gas could have a material adverse affect on our financial condition or results of operations.

Energy costs, including primarily natural gas and electricity, represented approximately 12% of the costs of our North American salt production in 2002. Natural gas is a primary fuel source used in the evaporated salt production process. Our profitability is impacted by the price and availability of natural gas we purchase from third parties. We have not entered into any long-term contracts for the purchase of natural gas. Our contractual arrangements for the supply of natural gas do not specify quantities and are automatically renewed annually unless either party elects not to do so. We do not have arrangements in place with back-up suppliers. A significant increase in the price of natural gas that is not recovered through an increase in the price of our products or covered through our hedging arrangements, or an extended interruption in the supply of natural gas to our production facilities, could have a material adverse effect on our business, financial condition or results of operations.

Competition in our markets could limit our ability to attract and retain customers, force us to continuously make capital investments and put pressure on the prices we can charge for our products.

We encounter competition in all areas of our business. Competition in our product lines is based on a number of considerations, including product performance, transportation costs in salt distribution, brand reputation, quality of client service and support and price. Additionally, customers for our products are attempting to reduce the number of vendors from which they purchase in order to increase their efficiency. Our customers increasingly demand a broad product range and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. We may have to adjust the prices of some of our products to stay competitive. We may not have sufficient resources to continue to make such investments or maintain our competitive position. Some of our competitors have greater financial and other resources than we do.

Environmental laws and regulation may subject us to significant liability and require us to incur additional costs in the future.

We are subject to numerous environmental, health and safety laws and regulations in the United States, Canada and Europe, including laws and regulations relating to land reclamation and remediation of hazardous substance releases, and discharges to air and water. For example, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA,” imposes liability, without regard to fault or to the legality of a party’s conduct, on certain categories of persons

(known as “potentially responsible parties”) who are considered to have contributed to the release of “hazardous substances” into the environment. Although we are not currently incurring material liabilities pursuant to CERCLA, we may in the future incur material liabilities under CERCLA and other environmental cleanup laws, with regard to our current or former facilities, adjacent or nearby third party facilities or off-site disposal locations. Under CERCLA, or its various state analogues, one party may, under some circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Liability under these laws involves inherent uncertainties. Violations of environmental, health and safety laws are subject to civil, and in some cases criminal, sanctions.

We have received notices from governmental agencies that we may be a potentially responsible party at certain sites under CERCLA or other environmental cleanup laws. We have entered into “de minimis” settlement agreements with the United States with respect to certain CERCLA sites, pursuant to which we have made one-time cash payments and received statutory protection from future claims arising from those sites. At other sites for which we have received notice of potential CERCLA liability, we have provided information to the U.S. Environmental Protection Agency, or the “EPA,” that we believe demonstrates that we are not liable and the EPA has not asserted claims against us with respect to such sites. In some instances, we have agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake investigations, which currently are in progress, to determine whether remedial action may be required to address such contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform remedial activities that will address identified site conditions. At the present time, we are not aware of any additional sites for which we expect to receive a notice from the EPA of potential CERCLA liability. However, based on past operations there is a potential that we may receive such notices in the future for sites of which we are currently unaware. Taking into account established reserves, expenditures for our known environmental liabilities and site conditions currently are not expected, individually or in the aggregate, to be material. However, material expenditures could be required in the future to remediate the contamination at these or at other current or former sites.

We have also developed alternative mine uses. For example, we entered into a joint venture with a subsidiary of Vivendi SA that is in the waste management industry. The joint venture has applied for a permit to allow for the storage of certain stable types of hazardous waste in our salt mine in the United Kingdom. We believe that the mine is stable and should provide a secure storage location. However, we recognize that any temporary or permanent storage of hazardous waste may involve risks to the environment. Although, we believe that we have taken these risks into account as much as possible in our planning process, it is possible that material expenditures could be required in the future to further reduce this risk, or to remediate any future contamination.

Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations, which will be charged against income from future operations. Present and future environmental laws and regulations applicable to our operations may require substantial capital expenditures and may have a material adverse effect on our business, financial condition and results of operations. For more information, see “Business—Environmental, Health and Safety Matters.”

The Canadian government’s proposal to designate road salt as a toxic substance could have a material adverse affect on our business, including reduced sales and the incurrence of substantial costs and expenditures.

In December 2001, the Canadian government released a Priority Substances List Assessment Report for road salt. This report found that road salts are entering the environment under conditions that may have a harmful effect or constitute a danger to the environment. Based on this report, the Minister of Environment has proposed designating road salt as a “toxic” substance pursuant to the

Canadian Environmental Protection Act. Canada’s federal cabinet, which has ultimate responsibility, has not yet taken final action with respect to this proposal and is not subject to any deadline to do so. At this point, Environment Canada has indicated that, whether or not road salts are declared toxic, their preferred course of action is the establishment of voluntary guidelines for users as opposed to any form of regulation. Environment Canada has been developing these guidelines based on consultation with a broad-based stakeholders group, which includes the salt industry. On September 20, 2003, Environment Canada released a proposed Code of Practice to serve as these guidelines. The proposed Code of Practice remained subject to public comment until November 19, 2003. Environment Canada has indicated that it expects to publish the final code in 2004. Although the proposed Code of Practice remains subject to change, the released draft requires large road salt users to develop salt management plans. We do not believe that this would have a material direct effect on us, but the new salt management plans may lead our customers in Canada to require less road salt.

Given the importance of road salt for traffic safety and the current lack of any practical substitute, we deem it unlikely that any final guideline or regulation would result in a complete ban on the use of road salt. We do, however, recognize the importance of environmental protection in Canada’s decision-making process. Although we cannot predict whether the proposal to designate road salts as a toxic substance will be finalized or the precise form of the proposed Code of Practice or other future regulation, if standardized guidelines are developed for the use and storage of road salt or any alternate deicing products, we could suffer reduced sales and incur substantial costs and expenses that could have a material adverse effect on our business, financial condition and results of operation. Our road salt sales, net of shipping and handling, in Canada generated approximately 10% of our total sales in 2002. In addition, while we are not aware of any similar governmental proposals for the designation of road salt as a toxic substance in either the United States or the United Kingdom, we cannot guarantee that these proposals will not arise.

Our operations are dependent on our having received the required permits and approvals from governmental authorities.

We hold numerous governmental environmental, mining and other permits and approvals authorizing operations at each of our facilities. A decision by a governmental agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations at the affected facility. Expansion of our existing operations also is predicated upon securing the necessary environmental or other permits or approvals. We currently do not have any material pending permits or approvals.

Protection of proprietary technology—Our intellectual property may be misappropriated or subject to claims of infringement.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection, as well as licensing agreements and third-party nondisclosure and assignment agreements. We cannot assure you that any of our applications for protection of our intellectual property rights will be approved or that others will not infringe or challenge our intellectual property rights. The patents we currently have in place expire over the next one to fifteen years. We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. Many of our important brand names are registered as trademarks in the United States and foreign countries. These registrations can be renewed if the trademark remains in use. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our technologies, we may lose the competitive advantage provided by our intellectual property. As a result, our results of operations may be adversely affected.

If we are unsuccessful in negotiating new collective bargaining agreements, we may experience significant increases in the cost of labor or a disruption in our operations.

As of September 30, 2003, we had 1,541 employees. Approximately 37% of our U.S. workforce (54% of our global workforce) is represented by labor unions. Of our nine material collective bargaining agreements, four will expire in 2004, one will expire in 2005 and three will expire in 2006. One of these agreements covering 9 employees expired in August 2003. We are in the process of renegotiating this agreement. Additionally, approximately 13% of our workforce is employed in Europe where trade union membership is common. Although we believe that our relations with our employees are good, as a result of general economic, financial, competitive, legislative, political and other factors beyond our control, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, including the agreement that expired in August 2003, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations.

We rely on independent distributors and the loss of a substantial number of these distributors may reduce our profits and sales.

In addition to our own direct sales force, we depend on the services of independent distributors to sell our products and provide service and aftermarket support to our customers. In 2002, 12% of our revenues were generated through these independent distributors. Many of these independent distributors are not bound to us by exclusive distribution contracts and may offer products of, and services to, businesses that compete with ours. In addition, the majority of the distribution contracts we have with these independent distributors are cancelable by the distributor after providing us with notice, which on average is six months prior to termination. The loss of a substantial number of these distributors or the decision by many of these distributors to offer competitors’ products to our customers could materially reduce our sales and profits.

If we cannot successfully complete acquisitions or integrate acquired businesses, our growth may be limited and our financial condition adversely affected.

Our business strategy includes supplementing internal growth by pursuing acquisitions of small complementary businesses. We may be unable to complete acquisitions on acceptable terms, identify suitable businesses to acquire or successfully integrate acquired businesses in the future. We compete with other potential buyers for the acquisition of other small complementary businesses. This competition and regulatory considerations may result in fewer acquisition opportunities. If we cannot complete acquisitions, our growth may be limited and our financial condition may be adversely affected.

Our business is dependent upon highly skilled personnel, and the loss of key personnel may have a material adverse effect on our development and results of operations.

The success of our business is dependent on our ability to attract and retain highly skilled managers and other personnel. We cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business. The loss of the services of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our development and results of operations. We do not currently maintain “key person” life insurance on any of our key employees.

Risks Related to Our Common Stock

We are controlled by our principal stockholder whose interest may conflict with or differ from your interests as a stockholder. Our principal stockholder will realize substantial benefits upon its sale of shares in this offering.

Entities controlled by Apollo hold substantially all of the voting power of the Company. Prior to this offering, Apollo and its affiliates owned approximately 84% of our fully diluted equity and after this offering Apollo and its affiliates will own approximately 42% of our shares of common stock on a fully-diluted basis.

Consequently, Apollo has the ability to influence the election of our directors, the appointment of new management and the potential outcome of all matters submitted to a vote of our stockholders, including entering into mergers, the sale of substantially all of our assets and other extraordinary transactions. See “Related Party Transactions.” The interests of Apollo and its affiliates could conflict with or differ from your interests as a holder of our common stock. Apollo will realize substantial benefits from the sale of their shares in this offering. A sale of a substantial number of shares of our stock by Apollo could cause our stock price to decline in the future.

Our common stock price may be volatile.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common stock. The initial public offering price for the shares was determined by negotiations between us, the selling stockholders and the representatives of the underwriters, and may not be indicative of the market price of the common stock that will prevail in the trading market. The market price of the common stock may decline below the initial public offering price. Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

Our common stock price may fluctuate in response to a number of events, including:

•	our quarterly operating results;

•	weather conditions that impact our highway deicing product line;

•	future announcements concerning our business;

•	changes in financial estimates and recommendations by securities analysts;

•	actions of competitors;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	changes in government and environmental regulation;

•	changes and developments affecting the salt industry;

•	general market, economic and political conditions; and

•	natural disasters, terrorist attacks and acts of war.

We may be restricted from paying cash dividends on our common stock in the future.

We currently intend to declare and pay regular quarterly cash dividends on our common stock. Any payment of cash dividends will depend upon our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors. The terms of our senior credit facilities may restrict us from paying cash dividends on our common stock if we fail to maintain an adjusted senior indebtedness leverage ratio or if a default or event of default has occurred and is continuing under our senior credit facilities. The terms of our indentures may also restrict us from paying cash dividends on our common stock. The payment of a cash dividend on our common stock is considered a restricted payment under our indentures and we are restricted from paying any cash dividend on our common stock unless we satisfy minimum requirements with respect to our cumulative consolidated net income (plus any additional cash proceeds received upon the issuance of our common stock) and our fixed charge coverage ratio. Furthermore, we will be permitted under the terms of our debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. We cannot assure you that the agreements governing our current and future indebtedness, including our senior credit facilities, will permit us to pay dividends on our common stock. See “Description of Certain Indebtedness.”

Shares eligible for future sale may adversely affect our common stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our amended and restated articles of incorporation, we are authorized to issue up to 200,000,000 shares of common stock, of which approximately 30,176,058 million shares of common stock are outstanding and approximately 2,217,009 million shares of common stock will be issuable upon the exercise of outstanding stock options. We, our directors, officers and the selling stockholders have entered into lock-up agreements described under the caption “Underwriting.” In addition, we have entered into an amended and restated stock rights agreement granting certain demand and piggyback registration rights to certain of our stockholders, including Apollo. The amended and restated stock rights agreement provides that we will not be obligated to effectuate a registration pursuant to the demand registration rights until 180 days after this offering. The amended and restated stock rights agreement and the investor rights agreement both provide for piggyback registration rights for certain of our stockholders. Both agreements provide that parties to such agreements shall not sell shares of our common stock until 180 days after the effective date of the registration statement of which this prospectus is a part. See “Description of Capital Stock.” We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock. See “Related Party Transactions” and “Shares Eligible for Future Sale.”

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and by-laws may also make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	a classified board of directors;

•	the sole power of a majority of the board of directors to fix the number of directors;

•	limitations on the removal of directors;

•	the sole power of the board of directors to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval; and

•	the inability of stockholders to act by written consent or to call special meetings.

Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock, our stockholder rights plan, the acceleration of the vesting of the outstanding stock options upon a change of control of the Company and certain other provisions of our amended and restated certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving the Company or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements, expressed or implied, by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially and we undertake no ongoing obligation, other than that imposed by law, to update these statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following: general business and economic conditions; governmental policies affecting the highway maintenance programs or agricultural industry in localities where we or our customers operate; weather conditions; the impact of competitive products; pressure on prices realized by us for our products; constraints on supplies of raw materials used in manufacturing certain of our products; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; difficulties or delays in receiving required governmental and regulatory approvals; market acceptance issues, including the failure of products to generate anticipated sales levels; difficulties in integrating acquired businesses and in realizing related cost savings and other benefits; the effects of and changes in trade, monetary, environmental and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; the costs and effects of legal proceedings, including environmental and administrative proceedings involving us; and other risk factors reported from time to time in our Securities and Exchange Commission reports. See “Where You Can Find More Information.”

You are urged to carefully consider these factors and the “Risk Factors” that appear elsewhere in this prospectus. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

USE OF PROCEEDS

All of the shares of common stock being offered in this offering are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

DIVIDEND POLICY

We intend to pay quarterly cash dividends on our common stock at an initial annual rate of $0.75 per share. However, there can be no assurance that we will declare or pay any cash dividends. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. The terms of our indebtedness may also restrict us from paying cash dividends on our common stock under some circumstances. See “Risk Factors—We may be restricted from paying cash dividends on our common stock in the future” and “Description of Certain Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2003 (i) on an actual basis and (ii) on an as adjusted basis to give effect to:

•	estimated expenses incurred by the Company in connection with this offering of approximately $1.5 million;

•	the redemption of the Company’s series A redeemable preferred stock for $1.9 million (which includes an additional $0.1 million in accrued interest to the date of redemption); and

•	the reclassification of our common stock upon the effectiveness of our amended and restated certificate of incorporation.

You should read this table together with “Selected Combined and Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited combined and consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	As of September 30, 2003
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$3.6	$0.2

Debt:
Senior credit facilities:
Revolving debt(1)	$17.5	$17.5
Bank term debt	78.5	78.5
10% Senior Subordinated Notes(2)	328.0	328.0
12¾% Senior Discount Notes	73.3	73.3
12% Senior Subordinated Discount Notes	104.3	104.3

Total debt(3)	601.6	601.6

Series A Redeemable Preferred Stock	1.8	—
Stockholders’ equity:
Common stock, $0.01 par value, zero shares authorized, zero shares issued, actual, and 200,000,000 shares authorized, 35,360,627 shares issued, 30,169,423 shares outstanding, as adjusted(4)	—	0.3
Class A common stock, $0.01 par value, 47,331,869 shares authorized, 35,103,830 shares issued, actual, and zero shares authorized, zero shares issued, as adjusted(4)	0.3	—
Class B common stock, $0.01 par value, 2,491,151 shares authorized, 256,797 shares issued, actual, and zero shares authorized, zero shares issued, as adjusted(4)	—	—
Additional paid-in capital	94.6	94.6
Treasury stock at cost, 5,191,204 shares	(9.7)	(9.7)
Accumulated deficit	(271.1)	(271.9)
Accumulated other comprehensive income	11.0	11.0

Total stockholders’ deficit	(174.9)	(175.7)

Total capitalization	$428.5	$425.9

(1)	As of September 30, 2003, $108.5 million was available for general corporate purposes and seasonal borrowings, subject to the satisfaction of customary conditions, including absence of defaults and the accuracy of representations and warranties. The average amount of revolver borrowings during the year will vary due to seasonal working capital requirements.
(2)	Includes a premium of $3.0 million received in connection with the issuance of $75.0 million in aggregate principal amount of Compass Minerals Group’s 10% senior subordinated notes due 2011 on April 10, 2002, or the “April 2002 senior subordinated notes,” net of amortization.
(3)	“Total debt” does not include $10.1 million of our Settlement Notes, including interest, currently held by a wholly owned subsidiary, subject to reissuance if expected future levels of equity returns are not achieved (see Note 11 to our audited combined and consolidated financial statements). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management’s Discussion on Critical Accounting Policies—Seller Notes and Settlement Notes.”
(4)	Upon the effectiveness of our amended and restated certificate of incorporation, (i) each outstanding share of our class B common stock was converted into one share of our class A common stock, (ii) each share of our class A common stock then outstanding was exchanged for one share of a newly designated single class of common stock, (iii) the number of our authorized shares of capital stock was increased to 200,000,000 shares of common stock and 10,000,000 shares of preferred stock and (iv) each share of common stock then outstanding was split into approximately 4.982 shares of common stock by way of a reclassification.

SELECTED COMBINED AND CONSOLIDATED FINANCIAL INFORMATION

The following table presents selected combined and consolidated financial information. Share and per share information set forth in this table have been adjusted to reflect the conversion of each outstanding share of class B common stock into one share of class A common stock, the exchange of each share of class A common stock then outstanding for one share of a newly designated single class of common stock, and the split of each share of our common stock into approximately 4.982 shares of common stock by way of a reclassification that was approved by our board of directors on November 21, 2003, which became effective on December 11, 2003. The statement of operations data for the years ended December 31, 2002, 2001 and 2000 and the balance sheet data as of December 31, 2002 and 2001 have been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 1999 and for the nine months ended December 31, 1998 and the balance sheet data as of December 31, 2000 and 1999 have been derived from our audited combined financial statements that are not included herein. The historical statement of operations data for the twelve months ended September 30, 2003, and the nine months ended September 30, 2003 and 2002, and the historical balance sheet data as of September 30, 2003 and 2002 and December 31, 1998 have been derived from unaudited combined and consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period.

Prior to November 28, 2001, we were incorporated as IMC Potash Corporation, an inactive wholly owned subsidiary of IMC Global. On November 28, 2001, Apollo, through its subsidiary YBR Holdings, acquired control of our business from IMC Global pursuant to the Recapitalization. Accordingly, prior to November 28, 2001, the combined and consolidated financial data reflect only the results of our wholly owned subsidiary Compass Minerals Group and its subsidiaries which were included in the Recapitalization. As part of the Recapitalization, IMC Potash Corporation was reincorporated as Salt Holdings Corporation, which is now known as Compass Minerals International, Inc. At November 28, 2001, IMC Global contributed the net assets of Compass Minerals Group to the Company.

The information included in this table should be read in conjunction with “Prospectus Summary—Summary Combined and Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited combined and consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	For the nine months ended December 31,	For the years ended December 31,				For the nine months ended September 30,		For the twelve months ended September 30,
	1998	1999	2000	2001	2002	2002	2003	2003(7)
	(dollars in millions, except per share data)
Statement of Operations Data:
Sales	$277.7	$494.4	$509.2	$523.2	$502.6	$336.9	$398.5	$564.2
Cost of sales—shipping and handling	55.8	126.9	140.0	143.2	137.5	91.2	109.3	155.6
Cost of sales—products(1)	111.8	213.1	227.7	224.4	202.1	144.6	168.3	225.8
Depreciation and amortization(2)	34.3	55.1	44.3	32.6	37.1	28.7	31.2	39.6
Selling, general and administrative expenses	36.7	37.2	35.5	38.9	40.6	30.1	34.3	44.8
Goodwill write-down(3)	—	87.5	191.0	—	—	—	—	—
Restructuring and other charges(3)(4)	20.3	13.7	425.9	27.0	7.7	6.8	—	0.9
Operating earnings (loss)	18.8	(39.1)	(555.2)	57.1	77.6	35.5	55.4	97.5
Interest expense(5)	17.4	19.0	16.4	14.4	42.4	31.8	40.5	51.1
Net income (loss)	(14.4)	(67.5)	(467.7)	19.0	18.9	0.3	11.3	29.9
Dividends on preferred stock	—	—	—	0.8	10.6	7.9	1.2	3.9
Gain on redemption of preferred stock	—	—	—	—	—	—	(8.2)	(8.2)
Net income (loss) available for common stock	(14.4)	(67.5)	(467.7)	18.2	8.3	(7.6)	18.3	34.2
Balance Sheet Data (at period end):
Total cash and cash equivalents	$4.9	$4.3	$0.3	$15.9	$11.9	$7.5	$3.6	$3.6
Total assets	1,423.0	1,290.5	636.0	655.6	644.1	598.0	620.3	620.3
Series A redeemable preferred stock	—	—	—	74.6	19.1	83.1	1.8	1.8
Total debt(6)	264.7	196.0	152.4	526.5	507.8	451.2	601.6	601.6
Per Share Data:
Net income (loss) per share:
Basic	$(28,927.04)	$(135,452.15)	$(938,709.50)	$5.65	$0.24	$(0.22)	$0.55	$1.02
Diluted	(28,927.04)	(135,452.15)	(938,709.50)	5.65	0.23	(0.22)	0.53	0.98
Weighted average common shares outstanding:
Basic	498	498	498	3,220,724	35,039,110	35,017,537	33,265,989	33,725,449
Diluted	498	498	498	3,220,724	35,474,539	35,017,537	34,620,497	34,981,544
Cash dividends declared per share	—	—	—	$8.28	—	—	$2.85	$2.85
Other Financial Data:
Cash flows provided by operating activities	$25.7	$78.4	$72.1	$112.4	$82.4	$57.8	$51.4	$76.0
Cash flows used for investing activities	(39.3)	(48.1)	(34.0)	(43.6)	(19.1)	(11.8)	(31.0)	(38.3)
Cash flows (used for) provided by financing activities	6.4	(33.6)	(43.3)	(53.7)	(69.8)	(56.5)	(30.1)	(43.4)
Capital expenditures	39.6	45.6	33.7	43.0	19.5	12.1	9.7	17.1

(1)	“Cost of sales—products” is presented net of depreciation and amortization.
(2)	“Depreciation and amortization” for purposes of this table excludes amortization of deferred financing costs.
(3)	Based on anticipated proceeds from the sale of the Company by IMC Global, we recorded an asset impairment charge of $616.6 million, $482.1 million after tax, in the fourth quarter of 2000. In connection with this non-cash charge, goodwill was reduced $191.0 million and intangible assets—mineral interests was reduced $425.6 million. The goodwill write-down in 1999 was the result of lowering goodwill to its recoverable value based on estimated future discounted cash flows of the business.
(4)	“Restructuring and other charges” include primarily those charges related to the impairment of idled assets in December of 1998, the restructuring of our business in the fourth quarter of 1999 designed to reduce employee headcount and an asset impairment in the fourth quarter of 2000 related to the planned disposition of the Company by IMC Global as described in (3) above. During 2001, we incurred $27.0 million of transaction and transition costs in connection with the Recapitalization. During 2002, we incurred $7.7 million of transition costs in connection with separating the Company from IMC Global. Substantially all cash payments related to these charges have been made.
(5)	As we have incurred substantial indebtedness in connection with the Recapitalization, we believe it is helpful to provide a measure describing the cash requirements necessary to satisfy our debt service in terms of “cash interest expense,” which is interest expense less non-cash interest related to the senior discount notes, the subordinated discount notes, the Seller Notes and the amortization of debt issuance costs, plus amortization of the original issuance premium. For a discussion of our indebtedness, see Note 8 to our audited combined and consolidated financial statements and “Description of Certain Indebtedness.” For a discussion of the Seller Notes, see Note 11 to our audited combined and consolidated financial statements. Cash interest expense was $39.6 million, $29.7 million, $28.1 million and $38.0 million for the year ended December 31, 2002, the nine months ended September 30, 2002 and 2003, and the twelve months ended September 30, 2003, respectively. Cash interest expense is not calculated under GAAP. While cash interest expense and similar variations thereof is commonly used as a measure of the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. The following table reconciles the differences between cash interest expense and interest expense, calculated in accordance with GAAP.

	For the year ended December 31, 2002	For the nine months ended September 30,		For the twelve months ended September 30, 2003
		2002	2003
	(dollars in millions)
Interest expense	$42.4	$31.8	$40.5	$51.1
Less non-cash interest expense:
Senior discount notes	0.2	—	6.4	6.6
Subordinated discount notes	—	—	4.3	4.3
Seller Notes	0.8	0.8	0.2	0.2
Less (plus) amortization:
Deferred financing costs	1.9	1.4	1.7	2.2
Amortization of premium on senior subordinated notes	(0.1)	(0.1)	(0.2)	(0.2)

Cash interest expense	$39.6	$29.7	$28.1	$38.0

(6)	“Total debt” does not include $9.3 million and $10.1 million of our Settlement Notes as of December 31, 2002 and September 30, 2003, respectively, including interest, currently held by a wholly owned subsidiary, subject to reissuance if expected future levels of equity returns are not achieved (see Note 11 to our audited combined and consolidated financial statements). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management’s Discussion on Critical Accounting Policies—Seller Notes and Settlement Notes.”
(7)	We have presented operating and financial data for the twelve months ended September 30, 2003 because of the seasonality of our salt sales and the resulting variability in operating results from quarter to quarter. Therefore, the operating and financial data for the twelve months ended September 30, 2003 accompanies the operating and financial data for the nine months ended September 30, 2003 to provide a more accurate and complete description of our results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The statements in this discussion regarding the industry outlook, our expectations regarding the future performance of our business, and the other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” section. You should read the following discussion together with the section entitled “Risk Factors” and the combined and consolidated financial statements and notes thereto included elsewhere in this prospectus.

Company Overview

We are the largest producer of rock, or highway deicing, salt in North America and the United Kingdom, and operate the largest highway deicing salt mines in these regions. We are also the third largest producer of general trade salt in North America and the second largest in the United Kingdom, serving major retailers, agricultural cooperatives and food producers. In addition, we are the largest producer of sulfate of potash, or “SOP,” in North America, which is used in the production of specialty fertilizers. Salt is one of the most widely used minerals in the world and has a wide variety of end-use applications, including highway deicing, food grade applications, water conditioning and various industrial uses. Our business also includes the following key characteristics:

•  We believe that our cash flows are not materially impacted by economic cycles due to the stable end-use markets of salt and the absence of cost-effective alternatives. Short-term cash flows are affected by the seasonality of our business and are dependent on weather conditions. See “Risk Factors—The seasonal demand for our products and the variations in our cash flows from quarter to quarter as a result of weather conditions may have an adverse effect on our results of operations and the price of our common stock.”

•  We operate eleven facilities in North America and the United Kingdom, including the largest rock salt mine in the world in Goderich, Ontario and the largest salt mine in the United Kingdom in Winsford, Cheshire.

•  We believe that we are among the lowest cost rock salt producers in our markets. Our cost advantage is due to the size and quality of our reserves, effective mining techniques and efficient production processes. In addition, our salt mines in North America are located near either rail or water transport systems, thereby minimizing shipping and handling costs, which constitute a significant portion of the overall delivered cost of salt. Note 13 to our audited combined and consolidated financial statements included in this prospectus provides additional information regarding geographical data.

For the twelve months ended September 30, 2003, we sold approximately 12.2 million tons of salt and other minerals, generating sales of $564.2 million and net income of $29.9 million. For the nine months ended September 30, 2003, we sold approximately 8.6 million tons of salt and other minerals, generating sales of $398.5 million and net income of $11.3 million. These amounts do not include the benefit of approximately 100,000 tons of SOP sales to customers, which were serviced by the SOP marketing business of IMC Global from its Carlsbad, New Mexico facility and which we acquired from IMC Global in June 2003. IMC Global will continue to operate this business until no later than November 30, 2003, after which we expect to realize the benefits of this transaction. In our North American highway deicing business, the Company has been awarded contracts for over 10% more volume as compared to last year, with an increase in contract prices of almost 1% as compared to last year. Contract bid volumes are non-binding indications of our customers’ expected volume requirements for the upcoming winter season.

Stand-Alone Company

The combined and consolidated financial information related to periods ending 2001 and prior included in this prospectus have been derived from the consolidated financial statements of IMC Global. The preparation of this information was based on assumptions and estimates, including allocations of costs from IMC Global, that we believe are reasonable. This financial information may not, however, necessarily reflect the results of operations, financial positions and cash flows that would have occurred if we had been a separate, stand-alone entity during the periods presented or our future results of operations, financial position and cash flows.

We believe that there are opportunities to improve performance on both the revenue and cost sides of our business. For example, we believe that our new management focus on operating efficiencies and monitoring capital expenditures following the consummation of the Recapitalization has led to reductions in our operating costs and maintenance capital expenditures. Additionally, we intend to continue to focus on regaining our lost market share and growing our SOP business.

In connection with the Recapitalization, we have incurred substantial indebtedness, interest expense and repayment obligations. The interest expense relating to this debt has adversely affected our net income. Upon consummation of the Recapitalization, we incurred a number of one-time fees and expenses of approximately $35.0 million. See “Related Party Transactions.”

Management’s Discussion on Critical Accounting Policies

We have identified the critical accounting policies that are most important to the portrayal of our financial condition and results of operations. The policies set forth below require management’s most subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Inventory Allowances

We record allowances for unusable or slow moving finished goods and raw materials and supplies inventory. We adjust the value of certain inventory to the estimated market value to the extent that management’s assumptions of future demand, market or functional conditions indicate the cost basis is either in excess of market or the inventory will not be utilized or sold in future operations. If actual demand or conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Mineral Interests

As of September 30, 2003, we maintained $148.7 million of net mineral interests as a part of mineral interests and other intangible assets and $7.4 million of net mineral properties as a part of property, plant and equipment, respectively.

Mineral interests include probable mineral reserves. We lease mineral reserves at several of our extraction facilities. These leases have varying terms, and many provide for a royalty payment to the lessor based on a specific amount per ton of mineral extracted or as a percentage of revenue. Pursuant to Statement of Financial Accounting Standards, or “SFAS,” No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” mineral interests associated with other than owned properties are classified as intangible assets.

Our mineral interests are amortized on a units-of-production method based on internal and third-party estimates of recoverable reserves.

Our rights to extract minerals are contractually limited by time. If we are not able to continue to extend lease agreements, as we have in the past, at commercially reasonable terms, without incurring substantial costs or incurring material modifications to the existing lease terms and conditions, the assigned lives may be less than that projected by management, or if the actual size, quality or recoverability of the minerals is less than that projected by management, then the rate of amortization could be increased or the value of the reserves could be reduced by a material amount.

Deferred Tax Asset Valuation Allowance

As of September 30, 2003, we had approximately $100.0 million of NOLs that expire between 2009 and 2020. We have previously experienced two ownership changes that have placed significant limitations on our ability to use these NOLs. Since we do not consider utilization of these credits to be more likely than not under our proposed operating structure and current tax law, a valuation allowance has been recorded for the entire amount of the NOLs. In making this determination, management considers many factors, including its internal forecasts. Many of the assumptions in these forecasts are inherently difficult to predict and in some cases are outside of our direct control, and therefore, may prove to be significantly different than the actual outcomes. As a result, the amount of required valuation allowance could be materially different.

Pension Plans

We make actuarial assumptions that we believe are reasonable. These assumptions include discount rates, expected long-term rates of return on plan assets and rate of compensation increases, and are used in the calculation of the actuarial valuation of our defined benefit pension plans. If actual conditions or results vary from those projected by management, adjustments may be required in future periods to meet minimum pension funding, thereby increasing pension expense and our pension liability. Note 9 to our audited combined and consolidated financial statements included in this prospectus provides additional information regarding pension assumptions used by us.

We have two defined benefit pension plans for some of our employees in the United States and the United Kingdom. The size of the U.S. plan is not significant as compared to the U.K. plan, taken as a whole. The U.K. plan was closed to new participants in 1992. Our funding policy is to make the minimum annual contributions required by applicable regulations. Cash contributions to the plans totaled $1.1 and $1.4 million during the nine months ended September 30, 2003 and year ended December 31, 2002, respectively.

Seller Notes and Settlement Notes

In connection with the Recapitalization on November 28, 2001, we issued $11.3 million in notes payable to IMC Global, or the “Seller Notes.” Should threshold equity returns not be achieved by Apollo affiliates, the Seller Notes and any accrued and unpaid interest (including any related promissory notes) may be payable in whole or in part to Apollo affiliates rather than IMC Global.

On August 29, 2002, we, Apollo, IMC Global and certain of their affiliates amended the Seller Notes in connection with post-closing requirements of the Recapitalization. IMC Global returned $8.4 million of Seller Notes, plus $0.6 million of accrued interest, to the Company. Pursuant to this settlement, we retained a contingent obligation whereby the $9.0 million of notes plus accrued interest, now termed the “Settlement Notes” ($10.1 million at September 30, 2003), may be payable, in whole or in part, to Apollo affiliates should certain levels of equity returns not be achieved. Future equity returns are inherently difficult to predict, and therefore, our expectations may prove to be significantly different than actual outcomes. As a result, expected future levels of equity returns may not be achieved causing the Settlement Notes to become payable, in whole or in part. At September 30, 2003, management believed that the performance targets would be met and, accordingly, no amounts payable related to the Settlement Notes have been included in the consolidated balance sheet.

On June 23, 2003, we purchased all of the remaining Seller Notes held by IMC Global. For a discussion of the Seller Notes and the Settlement Notes, see Note 11 to our audited combined and consolidated financial statements.

Other Significant Accounting Policies

Other significant accounting policies not involving the same level of measurement uncertainties as those discussed above are nevertheless important to an understanding of our financial statements. Policies related to revenue recognition, financial instruments and consolidation require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Certain of these matters are among topics currently under re-examination by accounting standards setters and regulators. Although no specific conclusions reached to date by these standard setters appear likely to cause a material change in our accounting policies, future outcomes cannot be predicted with confidence.

Results of Operations

The following table sets forth combined and consolidated historical financial information for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and 2003. We record sales to customers based upon total billings, including pass-through shipping and handling costs necessary to transport our products from the production site to the delivery point. We manage the profitability and attractiveness of existing and prospective customers, product lines and plants by, among other factors, analyzing the customer billings net of related shipping and handling costs. This allows for a more comparable look at the relative profitability of our business as well as providing a more accurate analysis upon which to analyze trends in the business.

The following table and discussion should be read in conjunction with the information contained in our combined and consolidated financial statements and the notes thereto included elsewhere in this prospectus. However, our results of operations set forth below and elsewhere in this prospectus may not necessarily reflect what would have occurred if we had been a separate, stand-alone entity during the periods presented or what will occur in the future. See “Risk Factors—We are a holding company with no operations of our own and depend on our subsidiaries for cash.”

	For the year ended December 31,			For the nine months ended September 30,
	2000	2001	2002	2002	2003
	(dollars in millions, except per ton data)
Results of Operations:
Sales	$509.2	$523.2	$502.6	$336.9	$398.5
Cost of sales—shipping and handling	140.0	143.2	137.5	91.2	109.3
Cost of sales—products	272.0	257.0	239.2	173.3	199.5

Gross profit	97.2	123.0	125.9	72.4	89.7
Selling, general and administrative expenses	35.5	38.9	40.6	30.1	34.3
Goodwill write-down	191.0	—	—	—	—
Restructuring and other charges	425.9	27.0	7.7	6.8	—

Operating earnings (loss)	(555.2)	57.1	77.6	35.5	55.4
Interest expense	16.4	14.4	42.4	31.8	40.5
Other (income) expense	(0.2)	(3.1)	4.9	4.1	2.6

Income (loss) before taxes	(571.4)	45.8	30.3	(0.4)	12.3
Income tax expense (benefit)	(103.7)	26.8	11.4	(0.7)	1.0

Net income (loss)	$(467.7)	$19.0	$18.9	$0.3	$11.3

Dividends on preferred stock	$—	$0.8	$10.6	$7.9	$1.2
Gain on redemption of preferred stock	—	—	—	—	(8.2)

Net income (loss) available for common stock	$(467.7)	$18.2	$8.3	$(7.6)	$18.3

Sales by Segment:
Salt	$465.1	$485.0	$452.5	$299.5	$359.8
Specialty potash fertilizers	44.1	38.2	50.1	37.4	38.7

Total	$509.2	$523.2	$502.6	$336.9	$398.5

Sales Volumes (in thousands of tons):
Highway Deicing	9,146	9,402	7,965	5,266	6,355
General Trade	2,686	2,822	2,786	1,926	2,042
SOP	246	188	242	181	183

Average Sales Price (per ton):
Highway Deicing	$25.72	$26.87	$27.96	$27.45	$28.77
General Trade	85.59	82.35	82.48	80.48	86.64
SOP	179.27	203.19	207.02	206.28	211.84

Nine Months Ended September 30, 2003 Compared to the Nine Months Ended September 30, 2002

Sales

Sales for the nine months ended September 30, 2003 of $398.5 million increased $61.6 million, or 18% compared to $336.9 million for the nine months ended September 30, 2002. Sales include revenues from the sale of our products, or “Product Sales,” as well as pass-through shipping and handling fees charged to customers to reimburse us for shipping and handling costs incurred in delivering salt and SOP product to the customer. Such shipping and handling fees were $109.3 million during the nine months ended September 30, 2003, an increase of $18.1 million compared to shipping and handling fees of $91.2 million for the nine months ended September 30, 2002. The increase in shipping and handling related fees for the nine months ended September 30, 2003 was primarily due to more tons of deicing salt and general trade salt sold in North America as compared to the same period in 2002.

Product Sales for the nine months ended September 30, 2003 of $289.2 million increased $43.5 million, or 18% compared to $245.7 million for the same period in 2002. Salt Product Sales for the nine months ended September 30, 2003 of $256.9 million increased $43.3 million, or 20% compared to $213.6 million for the same period in 2002. This increase was primarily due to a 1,073,000 ton increase in sales volumes in our North American deicing product line combined with a 145,000 ton increase in sales volumes in our North American general trade product line. These increases in sales volumes impacted sales by approximately $22.1 million and $9.0 million, respectively. Also contributing to the increase in Product Sales was improved pricing in both our North American deicing product line and general trade product line of approximately $7.7 million. SOP Product Sales for the nine months ended September 30, 2003 of $32.3 million remained relatively consistent as compared to the same period in 2002.

Gross Profit

Gross profit for the nine months ended September 30, 2003 of $89.7 million increased $17.3 million, or 24% compared to $72.4 million for the same period in 2002. The increase in gross profit primarily reflects the impact of improved highway and consumer deicing sales volumes and improved pricing as described in the preceding paragraph.

Selling, General and Administrative Expenses

Selling, general and administrative expenses of $34.3 million for the nine months ended September 30, 2003 increased $4.2 million, or 14% compared to $30.1 million for the same period in 2002. This increase primarily reflects additional compensation and benefit costs and higher spending on discretionary promotional and marketing costs.

Restructuring and Other Charges

Restructuring and other charges are transition costs that are non-recurring in nature and relate to charges required to establish us as an independent entity. We incurred $6.8 million of restructuring costs in the nine months ended September 30, 2002 consisting primarily of one-time compensation costs, costs to develop stand-alone tax and inventory strategies and costs associated with determining the post-closing purchase price adjustment. No such costs were incurred in 2003.

Interest Expense

Interest expense for the nine months ended September 30, 2003 of $40.5 million increased $8.7 million compared to $31.8 million for the nine months ended September 30, 2002. This increase was primarily the result of higher outstanding debt balances during 2003.

Other Expense

Other expense for the nine months ended September 30, 2003 of $2.6 million decreased $1.5 million compared to $4.1 million for the nine months ended September 30, 2002. In April 2002, we recorded a $5.3 million charge related to the write-off of the deferred financing costs associated with the refinancing of our term loan credit facility. In the second quarter of 2003, we recorded $1.1 million of costs related to amending our senior credit facilities and a $1.9 million gain related to the early extinguishment of debt. We also recorded non-cash foreign exchange losses and (gains) of $3.3 million and $(1.0) million in the nine months ended September 30, 2003 and 2002, respectively.

Income Tax Expense / (Benefit)

Income tax expense for the nine months ended September 30, 2003 of $1.0 million increased $1.7 million compared to income tax benefit of $(0.7) million for the same period in 2002. A greater portion of pre-tax income was generated in the U.S. in the nine months ended September 30, 2003 than in the same period in 2002 causing an increase in income tax due to utilization of previously reserved NOLs that would offset U.S. taxable income. Our income tax provision differs from the U.S. statutory federal income tax rate primarily due to U.S. statutory depletion, state income taxes (net of federal tax benefit), foreign income tax rate differentials, changes in the expected utilization of previously reserved NOLs, non-deductible interest expense on discount notes, non-deductible transaction costs incurred in 2002 and foreign mining taxes.

Dividends on Preferred Stock

Dividends on redeemable preferred stock for the nine months ended September 30, 2003 of $1.2 million decreased $6.7 million compared to $7.9 million for the nine months ended September 30, 2002. This decrease was the result of approximately 78% of the then outstanding redeemable preferred stock being converted into senior discount notes in December 2002 and the repurchase on redemption of 14,704 shares of redeemable preferred stock in June 2003.

Beginning on July 1, 2003, dividends on our mandatorily redeemable preferred stock are accounted for as interest expense in our consolidated statements of operations in accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Prior to that time, the dividends were treated as a deduction from net income available for common stock.

Gain on Redemption of Preferred Stock

The $8.2 million gain on redemption of preferred stock resulted from the repurchase of 14,704 shares of redeemable preferred stock in June 2003 and was treated as an increase to net income available for common stock. No such redemptions occurred in 2002.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Sales

Sales for 2002 of $502.6 million decreased $20.6 million, or 3.9% compared to $523.2 million in 2001. Sales include Product Sales as well as pass-through shipping and handling fees charged to customers to reimburse us for shipping and handling costs incurred in delivering salt and SOP product to the customer. Such shipping and handling fees were $137.5 million during 2002, a decrease of $5.7 million compared to 2001 shipping and handling fees of $143.2 million. The decline in shipping and handling related fees during 2002 was due to fewer tons of products sold compared to 2001.

Product Sales for 2002 of $365.1 million decreased $14.9 million, or 3.9% compared to $380.0 million for 2001. Salt Product Sales for 2002 of $322.3 million decreased $19.5 million, or 5.7% compared to $341.8 million for 2001. This decrease was primarily the result of a 1,437,000 ton decline in sales volumes in our combined North American and U.K. highway deicing product lines due to the mild winter weather in the March 2002 quarter. The decline in volumes negatively impacted sales by approximately

$27 million. Additionally, the general trade product lines had a 36,000 ton reduction in sales volumes which was also primarily the result of the mild March 2002 quarter winter weather. This reduction in volumes unfavorably impacted sales by approximately $7 million. Overall, the reduction in sales volumes were offset in part by an improvement in the pricing for our North American salt product lines of $15 million. SOP Product Sales for 2002 of $42.8 million increased $4.6 million compared to $38.2 million for 2001 primarily due to a 54,000 ton increase in sales volumes partially offset by lower average prices.

Gross Profit

Gross profit for 2002 of $125.9 million increased $2.9 million, or 2.4% compared to $123.0 million for 2001. The increase in gross profit primarily reflects the $15 million resulting from the improvement in the pricing of our North American salt product lines offset by an approximate $17 million decline due to lower highway deicing sales volumes. Gross margins also increased by approximately $2 million due to the increase in SOP sales volumes partially offset by lower average prices. Lower operating costs also improved our gross margin by $4 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses of $40.6 million for 2002 increased $1.7 million, or 4.4% compared to $38.9 million for 2001. The increase primarily reflects additional costs related to our transition to a stand-alone entity for services previously provided by IMC Global prior to the Recapitalization.

Restructuring and Other Charges

Transition costs are non-recurring in nature and relate to charges required to establish us as an independent entity. During 2002, we incurred $7.7 million of transition costs that were directly related to our transition from an entity controlled by IMC Global and consisted primarily of one-time compensation costs, costs to develop stand-alone tax and inventory strategies and costs associated with determining the post-closing purchase price adjustment.

Interest Expense

Interest expense for 2002 of $42.4 million increased $28.0 million compared to $14.4 million for 2001. This increase is primarily the result of our new capital structure following the Recapitalization on November 28, 2001.

Other (Income) Expense

Other expense for 2002 of $4.9 million increased $8.0 million compared to other income of $3.1 million for 2001. Other income in 2001 was primarily interest income earned from IMC Global. We earned no interest income from IMC Global in 2002. Additionally, we recorded a $5.3 million loss related to refinancing our term loan credit facility in 2002.

Income Tax Expense

Income tax expense for 2002 of $11.4 million decreased $15.4 million compared to $26.8 million of income tax expense for 2001 due to a decline in pre-tax income partially resulting from higher interest expense following the Recapitalization. Our income tax provision differs from the United States statutory federal income tax rate primarily due to U.S. statutory depletion, state income taxes (net of federal tax benefit), foreign income tax rate differentials, changes in the expected utilization of previously reserved NOLs, non-deductible transaction costs and foreign mining taxes.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Sales

Sales for 2001 of $523.2 million increased $14.0 million, or 2.7% compared to $509.2 million in 2000. Sales include Product Sales as well as pass-through shipping and handling fees charged to customers to reimburse us for shipping and handling costs incurred in delivering salt and SOP product to the customer. Such shipping and handling fees were $143.2 million during 2001, an increase of $3.2 million compared to 2000 shipping and handling fees of $140.0 million. The increase in shipping and handling related fees during 2001 was due to more tons of products sold compared to 2000.

Product Sales for 2001 of $380.0 million increased $10.8 million, or 2.9% compared to $369.2 million for 2000. Salt Product Sales for 2001 of $341.8 million increased $16.7 million, or 5.1% compared to $325.1 million for 2000. This increase was primarily the result of a 256,000 ton increase in highway deicing sales volumes, primarily attributable to the United Kingdom. Higher general trade sales volumes of 136,000 tons also favorably impacted sales by approximately $8 million. Overall, the increase in highway deicing sales volumes were increased further by approximately $4 million resulting from the improvement in salt pricing, offset in part by approximately $4 million of unfavorable changes in foreign currency.

SOP Product Sales for 2001 of $38.2 million decreased $5.9 million, or 13.4% compared to $44.1 million for 2000. SOP sales volumes for 2001 declined 58,000 tons, or approximately $10 million as compared to 2000, as a result of lower demand for fertilizers and reduced marketing of SOP as part of IMC Global’s broader potash marketing strategy. This decline was partially offset by an approximate $4 million increase in the average price of SOP.

Gross Profit

Gross profit for 2001 of $123.0 million increased $25.8 million, or 26.5% compared to $97.2 million for 2000. This improvement in gross profit primarily reflects the approximate $8 million resulting from the overall improvement in pricing combined with an approximate $5 million increase due to higher highway deicing sales volumes, approximately $4 million of improved costs and reduced depreciation and amortization expenses of $11.5 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2001 of $38.9 million increased $3.4 million, or 9.6% compared to $35.5 million for 2000 primarily reflecting higher sales related charges.

Goodwill Write-down, Restructuring and Other Charges

During 2001, we incurred $27.0 million in expenses in connection with the Recapitalization which consisted of transaction and transition costs. The transaction costs were directly related to the acquisition and consisted primarily of outside professional services. Transition costs are non-recurring in nature and related to charges required to establish us as an independent entity. During 2000, we recorded goodwill write-down and restructuring and other charges of $616.9 million. The 2000 charges were comprised of a $191.0 million write-down of goodwill and $425.9 million of restructuring and other charges, which were recorded in the fourth quarter. Substantially all these charges were non-cash charges and reflected the amount by which our net book value exceeded IMC Global’s anticipated proceeds from the disposition of the Company.

Other Income/Expense

Other income for 2001 of $3.1 million increased $2.9 million compared to $0.2 million for 2000. This increase was largely the result of Canadian non-cash foreign currency exchange gains.

Interest Expense

Interest expense for 2001 of $14.4 million decreased $2.0 million, or 12.2% compared to $16.4 million for 2000. This decrease was primarily the result of lower average borrowings from IMC Global and its affiliates during 2001 as compared to the prior year period, partially offset by interest expense related to our new debt borrowings at the end of 2001 related to the Recapitalization.

Income Tax Expense

Income tax expense for 2001 of $26.8 million increased $130.5 million compared to an income tax benefit of $103.7 million for 2000. This was due to the effect in 2000 of the $616.6 million asset impairment recorded by us, which resulted in an income tax benefit for the year. Our income tax provision differs from the U.S. statutory federal income tax rate primarily due to U.S. statutory depletion, state income taxes (net of federal tax benefit), foreign income tax rate differentials, foreign mining taxes, non-deductible transaction costs and amortization of goodwill not deductible for tax purposes.

Liquidity and Capital Resources

Historical Cash Flow

Historically, we have used cash generated from operations to meet our working capital needs and to fund capital expenditures. Our primary sources of liquidity will continue to be cash from operations and borrowings under our revolving credit facility. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources.

For the nine months ended September 30, 2003 and 2002

Net cash flow generated by operating activities for the nine months ended September 30, 2003 and 2002 was $51.4 million and $57.8 million, respectively. Of these amounts, $8.7 million and $21.4 million for 2003 and 2002, respectively, were generated by working capital reductions. The primary working capital reductions for 2003 and 2002 were decreases in receivables of $42.0 million and $39.7 million, respectively, decreases in inventories of $1.3 million and $1.6 million, respectively, and decreases in accounts payable and accrued expenses of $32.0 million and $16.7 million, respectively. These reductions are indicative of the seasonal nature of highway deicing product line sales with differences primarily related to more normal winter weather in the 2002-2003 winter season than in the mild 2001-2002 winter season.

Net cash flow used by investing activities for the nine months ended September 30, 2003 and 2002, were $31.0 million and $11.8 million, respectively. These cash flows consisted of capital expenditures primarily to maintain our facilities of $9.7 million and $12.1 million in 2003 and 2002, respectively, and $21.1 million in 2003 related to our purchase of certain intangible assets related to IMC Global’s SOP business.

Net cash flow used by financing activities was $30.1 million for the nine months ended September 30, 2003, primarily due to a $9.8 million repurchase of common stock (treasury stock), a $30.0 million voluntary principal repayment that reduced the amount of long-term debt outstanding under our term loan credit facility, $6.6 million related to the redemption of preferred stock and $4.2 million of deferred financing costs. These outflows were partially offset by $17.5 million of borrowings under our revolving credit facility and the receipt of $8.8 million from IMC Global to pay income taxes for periods prior to the Recapitalization which were indemnified by IMC Global. Additionally, in May 2003, we issued our subordinated discount notes and used the proceeds of approximately $100.0 million to pay a dividend on our common stock.

Net cash flow used by financing activities was $56.5 million for the nine months ended September 30, 2002, primarily due to the $39.8 million repayment of our revolver borrowings, combined with $30.0 million voluntary principal repayments that reduced the amount of long-term debt outstanding under our term loan credit facility. The cash used was partially offset by approximately $13 million of capital contributions received by us from IMC Global related to the post-closing purchase price adjustment.

Additionally, on April 10, 2002, Compass Minerals Group completed an offering of $75.0 million aggregate principal amount of its senior subordinated notes. The April 2002 senior subordinated notes were issued to bondholders at a premium of $3.4 million, plus accrued interest from February 15, 2002 and accordingly, we received gross proceeds of $79.5 million from the offering of the these notes. The proceeds from the offering of the April 2002 senior subordinated notes, net of transaction costs, were used to repay borrowings under the revolving credit facility. In connection with this transaction, we recorded a charge to Other (income) expense in our consolidated statements of operations of approximately $5.3 million, which was reflected as a non-cash add-back to net cash provided by operating activities.

For the year ended December 31, 2002

Net cash flow generated by operating activities was $82.4 million for the year ended December 31, 2002. Of this amount, $12.7 million was generated by working capital reductions. The primary working capital reductions were increases in accounts payable and accrued expenses of $14.8 million and decreases in inventories of $3.8 million offset in part by an increase in receivables of $5.9 million. The improvement in working capital is partially due to faster collections of our receivables and the timing of interest payments. These improvements were partially offset by more severe winter weather in December 2002 than in December 2001. Additionally, in August 2002, we amended an agreement with a supplier related to the purchase of salt from the supplier’s chemical production facility. Effective with the amendment, we discontinued the purchase of salt from this supplier. We received a one-time cash payment of $8.0 million related to the amendment which terminates in December 2010. In the future we may elect to resume purchasing salt from the supplier’s facility. In that event, we would repay a ratable portion of the cash received.

Net cash flow used by investing activities was $19.1 million for the year ended December 31, 2002, primarily related to capital expenditures. Extensive efforts have been made throughout 2002 to focus capital spending on maintaining the business while leveraging our growth and cost reduction capital spending in prior years. Capital expenditures during 2002 included $17.0 million of expenditures to maintain our facilities. During the four years prior to 2002, on average, we have spent in excess of $20.0 million per year in growth and cost reduction capital expenditures to upgrade our core operating facilities, expand and rationalize production capacities and improve operating efficiencies. Growth and cost reduction capital expenditures were $2.5 million for 2002.

Net cash flow used by financing activities was $69.8 million for the year ended December 31, 2002, primarily due to the $39.8 million repayment of borrowings under our revolving credit facility, combined with $40.0 million of voluntary principal repayments that reduced the amount of long-term debt outstanding under our term loan credit facility. The cash used was partially offset by $12.8 million of capital contributions received by us from IMC Global related to the post-closing purchase price adjustment.

In connection with the offering of the April 2002 senior subordinated notes by Compass Minerals Group, we amended and restated our senior credit facilities and reduced the term loan credit facility to $150.0 million. In connection with this transaction, we recorded a charge to Other (income) expense in our combined and consolidated statements of operations of approximately $5.3 million, which was reflected as a non-cash add-back to net cash provided by operating activities.

For the year ended December 31, 2001

Net cash flow generated by operating activities was $112.4 million for the year ended December 31, 2001. Of this amount, $50.8 million was generated by working capital reductions. The largest working capital reduction, reflective of our exposure to weather conditions, was a $36.3 million decrease in our receivables. This reduction was primarily related to more severe winter weather in December 2000 than in December 2001.

Net cash flow used by investing activities was $43.6 million for the year ended December 31, 2001, primarily representing capital expenditures of the business. As part of these capital expenditures, we incurred $5.7 million related to the new mine shaft, mill and headframe at the Cote Blanche, Louisiana facility. The remaining capital expenditures included $26.4 million of expenditures to maintain our facilities and $11.0 million of growth and cost reduction capital expenditures. The significant growth and cost reduction projects related to the continuing expansion of our Lyons, Kansas evaporation facility and the purchase of a continuous miner at our Winsford facility.

Net cash flow used by financing activities was $53.7 million for the year ended December 31, 2001. A significant level of activity occurred during the fourth quarter as a result of the Recapitalization. Most notably, Compass Minerals Group borrowed $250.0 million from its newly issued notes, $225.0 million from its new term loan credit facility and approximately $39.8 million on its new revolving credit facility. These funds were used primarily to repay certain notes payable to IMC Global and affiliates and to declare a dividend to IMC Global. We also incurred $18.0 million in financing costs. Additionally, $70.7 million was used in the net repayment of third-party debt, including a £45.0 million bank facility for our U.K. operations.

For the year ended December 31, 2000

Net cash flow generated from operating activities was $72.1 million for the year ended December 31, 2000. Of this amount, $6.6 million was generated by working capital reductions.

Net cash flow used by investing activities was $34.0 million for the year ended December 31, 2000, primarily representing capital expenditures of the business. Included in this amount was $9.4 million related to the construction of the new mine shaft, mill and headframe at our Cote Blanche, Louisiana facility. The remaining capital expenditures primarily relate to $18.8 million of expenditures to maintain our facilities and $5.5 million of growth and cost reduction capital expenditures. The significant growth and cost reduction projects related to the completion of the rationalization of our facilities in Hutchinson and Lyons, Kansas as well as energy and manpower efficiency projects at our evaporation facilities.

Net cash used by financing activities was $43.3 million for the year ended December 31, 2000, of which $39.6 million was repayments of borrowings from IMC Global and its affiliates. The remaining $3.7 million related to the net repayment of third-party debt, which included capital leases.

Post-Recapitalization

Effective with the consummation of the Recapitalization, we no longer participate in IMC Global’s centralized treasury management system. Following the Recapitalization, we established our own centralized treasury management system. Our primary sources of liquidity will continue to be cash flow from operations and borrowings under our revolving credit facility. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources.

We have incurred substantial indebtedness in connection with the Recapitalization. As of September 30, 2003, we had $598.6 million of indebtedness outstanding, net of issuance premium. Our significant debt service obligations could, under certain circumstances, materially affect our financial condition and prevent us from fulfilling our debt obligations. See “Risk Factors—Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business.”

Concurrent with the Recapitalization, Compass Minerals Group issued $250.0 million aggregate principal amount of its 10% senior subordinated notes due 2011 and entered into the senior credit facilities. Our senior credit facilities provided for a term loan credit facility in the principal amount of $225.0 million and a revolving credit facility in an aggregate amount of up to $135.0 million. Upon consummation of the Recapitalization, Compass Minerals Group borrowed the full amount available under the term loan credit facility and made borrowings under the revolving credit facility based upon our working capital needs. As of September 30, 2003, $17.5 million of indebtedness and $9.0 million of letters of credit were outstanding under the revolving credit facility. Future borrowings under the revolving credit facility will be available to fund our working capital requirements, capital expenditures and for other general corporate purposes. As of September 30, 2003, approximately $108.5 million was available under the revolving credit facility. The revolving credit facility is available until 2008.

On April 10, 2002, Compass Minerals Group completed an offering of an additional $75.0 million aggregate principal amount of its senior subordinated notes. The April 2002 senior subordinated notes and the senior subordinated notes are governed by, and treated as a single class of securities under an indenture, dated November 28, 2001, between Compass Minerals Group and The Bank of New York, as trustee. The gross proceeds from the offering of the April 2002 senior subordinated notes in the amount of $78.4 million, including a purchase premium in the amount of $3.4 million, were used to refinance borrowings under the term loan credit facility and pay related fees and expenses. The April 2002 senior subordinated notes mature in August 2011. As part of the issuance of the April 2002 senior subordinated notes, we amended our senior credit facilities to reduce the term loan credit facility to $150.0 million and reduce the related interest rate margin by 0.75%. Borrowings under the amended term loan credit facility are due and payable in quarterly installments that began in 2002. The quarterly term loan amortization payments due before 2009 approximate $0.8 million on an annual basis, or 1% of the term loan. The remaining balance of the term loan credit facility will amortize in equal quarterly installments in the eighth year of the term loan credit facility. As of September 30, 2003, the outstanding balance of the term loan was $78.5 million.

In December 2002, certain holders of our preferred stock converted their preferred stock into subordinated discount debentures. We then issued $123.5 million in aggregate principal amount of senior discount notes in exchange for our subordinated discount debentures. No cash interest will accrue on the senior discount notes prior to December 15, 2007. The accreted value of each senior discount note will increase from the date of issuance until December 15, 2007 at a rate of 12¾% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on December 15, 2007. Cash interest will accrue on the senior discount notes at a rate of 12¾% per annum, beginning December 15, 2007. The first cash interest payment will be made on June 15, 2008.

On May 5, 2003, we amended our senior credit facilities to allow us to pay a dividend to be funded with either cash on hand or with borrowings under the amended and restated senior revolving credit facility. Additionally, the amendment permits us to repurchase our securities (other than the subordinated discount notes and the senior discount notes) not held by Apollo or management.

On May 22, 2003, we issued $179.6 million in aggregate principal amount at maturity of our 12% senior subordinated discount notes due 2013 in a private placement under Rule 144A and Regulation S of the Securities Act. The proceeds from the sale of the subordinated discount notes were distributed to our stockholders. In connection with the offering of our subordinated discount notes, we amended our senior credit facilities and received consent from the holders of a majority of the aggregate principal amount at maturity of our senior discount notes to amend the indenture governing the senior discount notes in order to permit the distribution of the proceeds from the offering of the subordinated discount notes to our stockholders.

On November 17, 2003, we amended our senior credit facilities to allow us to pay future dividends funded with either cash on hand or with borrowings under the amended and restated senior revolving credit facility. Additionally, the amendment permits us to redeem or repurchase all outstanding shares of our series A redeemable preferred stock.

In connection with the Recapitalization, we received NOLs and expect to realize cash tax savings if these NOLs are able to be utilized. As of September 30, 2003, we had approximately $100.0 million of NOLs remaining that expire between 2009 and 2020. These NOLs may be used to offset a portion of future taxable income, up to the year 2020, and thereby reduce or eliminate our U.S. federal income taxes otherwise payable. The Internal Revenue Code of 1986, as amended, or the “Code,” imposes significant limitations on the utilization of NOLs in the event of an “ownership change,” as defined in Section 382 of the Code. Generally, an ownership change occurs with respect to a corporation if the aggregate increase in the percentage of stock ownership by value of that corporation by one or more 5% shareholders, including specified groups of shareholders who in the aggregate own at least 5% of that corporation’s stock (including a group of public shareholders), exceeds 50 percentage points over a three-year testing period. The Company has incurred two ownership changes that have placed annual limitations on the amount of each loss carryforward utilization, and may incur future ownership changes either as a result of this offering or future changes in ownership. We cannot assure you that we will be able to use any NOLs to offset future taxable income or that the NOLs will not become subject to additional limitations due to future ownership changes. Due to the uncertainty that these carryforwards will be utilized, a full valuation allowance was previously established against the remaining deferred tax asset.

We have two defined benefit pension plans for certain of our U.K. and U.S. employees. Our cash funding policy is to make the minimum annual contributions required by applicable regulations. Since the plans’ accumulated benefit obligations are in excess of the fair value of the plans’ assets, we may be required to use cash from operations above our historical levels to further fund these plans in the future.

Our contractual obligations and commitments as of September 30, 2003 are as follows (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term Debt	$598.6	$0.8	$1.6	$19.1	$577.1
Operating Leases(1)	24.9	5.8	7.5	4.3	7.3
Unconditional Purchase Obligations(2)	62.0	8.1	16.2	16.2	21.5

Total Contractual Cash Obligations	$685.5	$14.7	$25.3	$39.6	$605.9

	Amount of Commitment Expiration per Period
Other Commitments	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Revolver	$108.5	$—	$—	$108.5	$—
Letters of Credit	9.0	9.0	—	—	—
Settlement Notes(3)	10.1	—	—	—	10.1

Total Other Commitments	$127.6	$9.0	$—	$108.5	$10.1

(1)	We lease property and equipment under non-cancelable operating leases for varying periods.

(2)	We have long-term contracts to purchase certain amounts of electricity and steam.
(3)	The Settlement Notes, including interest, are subject to the conditions described in “—Management’s Discussion on Critical Accounting Policies—Seller Notes and Settlement Notes.” See also Note 11 to our audited combined and consolidated financial statements.

Our ability to make scheduled payments of principal of, to pay the interest on, or to refinance our indebtedness or to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under our senior credit facilities, will be adequate to meet our liquidity needs over the next twelve months.

As a holding company, our investments in our operating subsidiaries, including Compass Minerals Group, constitute substantially all of our operating assets. Consequently, our subsidiaries conduct all of our consolidated operations and own substantially all of our operating assets. Our principal source of the cash we need to pay our obligations and to repay the principal amount of our obligations is the cash that our subsidiaries generate from their operations and their borrowings. Our subsidiaries are not obligated to make funds available to us. The terms of our senior credit facilities and the indenture governing the senior subordinated notes significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. The terms of our senior credit facilities also restrict our subsidiaries from paying dividends to us in order to fund cash interest payments on the senior discount notes and subordinated discount notes if we do not comply with an adjusted senior indebtedness leverage ratio or if a default or event of default has occurred and is continuing under our senior credit facilities. We cannot assure you that we will maintain this ratio. Furthermore, our subsidiaries will be permitted under the terms of our senior credit facilities and the indenture governing our senior subordinated notes to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on our indebtedness when due. If we consummate an acquisition, our debt service requirements could increase. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit facilities on commercially reasonable terms or at all.

Sensitivity Analysis Related to EBITDA

Both prior to the Recapitalization and in connection with the Recapitalization, we have incurred significant non-recurring restructuring and other charges that impact our results of operations. As a result, our results of operations and cash flows are not indicative of what they would have been had we not incurred these non-recurring charges. We believe it would be helpful to provide a sensitivity analysis that describes our ability to satisfy our debt service, capital expenditures and working capital requirements and make dividend payments in terms of earnings before interest, taxes, depreciation and amortization, or “EBITDA,” and EBITDA adjusted for the restructuring and other charges described below, or “Adjusted EBITDA.” We believe that these non-GAAP measures can assist investors in understanding our cost structure, cash flows and financial position. In addition, the financial covenants and ratios in our senior credit facilities and our indentures, such as restrictions on payments and indebtedness and ratios relating to leverage, interest coverage and fixed charge coverage, are also tied to measures that are calculated by adjusting EBITDA as described below. We believe it is necessary to adjust EBITDA to enable investors to see how we view our business given the significant non-recurring restructuring and other charges that have historically affected our results of operations.

Neither EBITDA nor Adjusted EBITDA are calculated under GAAP and neither should be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with GAAP or as a measure of our profitability or liquidity. While EBITDA and Adjusted EBITDA and similar variations thereof are frequently used as a measure of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

The following is a summary of our goodwill write-down, restructuring and other charges incurred for each of our last five fiscal years:

For the nine months ended December 31, 1998

In 1998, we incurred restructuring and other charges in the amount of $20.3 million. These charges were largely related to the impairment of certain of our assets in the fourth quarter of 1998, including a $17.7 million write-down of property, plant and equipment at our Hutchinson and Canadian locations, driven by the consolidation of certain facilities. The majority of the write-down related to production equipment and mineral rights. The remaining $2.6 million charge related to the estimated costs of closing the facilities and the severance of employees.

For the year ended December 31, 1999

In the fourth quarter of 1999, IMC Global implemented a restructuring program that included the closure of our Hutchinson facility and reductions in our employee headcount. In conjunction with this program, we recorded a restructuring charge of $13.7 million, which was comprised of the following:

•	$1.1 million was related to disposal of property, plant and equipment at our Hutchinson facility;

•	$1.9 million of closure costs for moving businesses from our Hutchinson plant to other facilities and incremental environmental land reclamation of surrounding areas;

•	$8.0 million for severance benefits related to employee headcount reductions in connection with IMC Global’s restructuring program (most of these reductions were the result of the closure of our Hutchinson facility); and

•	$2.7 million to reduce the carrying value of inventories and spare parts as a result of the closure of our Hutchinson facility.

In 1999, we also recorded a charge in the amount of $87.5 million in connection with goodwill write-down related to our election to change our method of assessing the recoverability of goodwill from one based on undiscounted cash flows to one based on discounted cash flows. We recorded this non-cash write-down of goodwill in the fourth quarter of 1999 as a result of this change in methodology.

For the year ended December 31, 2000

In the fourth quarter of 2000, IMC Global authorized its board of directors to proceed with the sale of our operations. In connection with the proposed sale, we recorded an impairment charge of $616.6 million, $482.1 million after tax, in the fourth quarter of 2000. In addition, as part of this charge, goodwill was reduced $191.0 million to zero and intangible assets—mineral interests was reduced $425.6 million. We recorded a $0.2 million after tax charge for employee severance costs in connection with the proposed sale.

For the year ended December 31, 2001

In connection with the Recapitalization, we expensed certain transaction and transition costs. We incurred $20.1 million of transaction costs related to activities associated with the Recapitalization (which consisted primarily of costs related to outside professional services). We also expensed $6.9 million of transition costs related to activities and other charges incurred in connection with separating us from IMC Global.

For the year ended December 31, 2002

Following the Recapitalization, we incurred and expensed certain non-recurring costs totaling $7.7 million that consisted of transition costs required to establish us as an independent entity. The costs were directly related to the transition from an entity controlled by IMC Global and consisted primarily of one-time compensation costs, costs to develop stand-alone tax and inventory strategies and costs associated with determining the post-closing purchase price adjustment.

For the nine months ended September 30, 2002 and 2003

Following the Recapitalization, we incurred and expensed certain non-recurring costs totaling $6.8 million for the nine months ended September 30, 2002 that consisted of transition costs required to establish us as an independent entity. The costs were directly related to the transition from an entity controlled by IMC Global and consisted primarily of one-time compensation costs, costs to develop stand-alone tax and inventory strategies, and costs associated with determining the post-closing purchase price adjustment. No such costs were incurred in 2003.

The adjustments to EBITDA set forth in the table below include adjustments relating to the expenses and charges described above, which we believe are not likely to recur. Although these adjustments are not permitted as adjustments in preparing financial statements in accordance with Regulation S-X, management believes that the presentation of EBITDA, as so adjusted, provides useful information in analyzing the effects of non-recurring restructuring charges, including those resulting from the Recapitalization.

	For the nine months ended December 31, 1998	For the year ended December 31,				For the nine months ended September 30,		For the twelve months ended September 30,
		1999	2000	2001	2002	2002	2003	2003
	(dollars in millions)
Net income (loss)	$(14.4)	$(67.5)	$(467.7)	$19.0	$18.9	$0.3	$11.3	$29.9
Income tax expense (benefit)	9.3	12.4	(103.7)	26.8	11.4	(0.7)	1.0	13.1
Interest expense	17.4	19.0	16.4	14.4	42.4	31.8	40.5	51.1
Depreciation and amortization	34.3	55.1	44.3	32.6	37.1	28.7	31.2	39.6
Goodwill write-down	—	87.5	191.0	—	—	—	—	—

EBITDA	46.6	106.5	(319.7)	92.8	109.8	60.1	84.0	133.7
Adjustments to income (loss) from operations:
Restructuring and other charges	20.3	13.7	425.9	27.0	7.7	6.8	—	0.9
Other expense (income)(1)	2.9	(3.0)	(0.2)	(3.1)	4.9	4.1	2.6	3.4

Adjusted EBITDA	$69.8	$117.2	$106.0	$116.7	$122.4	$71.0	$86.6	$138.0

(1)	“Other expense (income)” primarily includes losses on early retirements of debt ($5.3 million in 2002 and $3.5 million in 1998), interest income and non-cash foreign exchange gains and losses.

Effects of Currency Fluctuations and Inflation

We conduct operations in Canada, the United Kingdom and the United States. Therefore, our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk whenever we or one of our subsidiaries enter into either a purchase or sales transaction using a currency other than the local currency of the transacting entity. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant local currency and then translated into U.S. dollars for inclusion in our historical combined and consolidated financial statements. Exchange rates between these currencies and U.S. dollars in recent years have fluctuated significantly and may do so in the future. The majority of our revenues and costs are denominated in U.S. dollars, with pound sterling, Canadian dollars and other currencies also being significant. We generated 34% of our 2002 sales in foreign currencies, and we incurred 32% of our 2002 total operating expenses in foreign currencies. The net depreciation of the pound sterling and Canadian dollar against the U.S. dollar and other world currencies over the 1998 to 2002 period has had a negative impact on our sales and EBITDA, as reported in U.S. dollars in our combined and consolidated financial statements. Significant changes in the value of the Canadian dollar, the euro or pound sterling relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on U.S. dollar denominated debt, including borrowings under our senior credit facilities.

Seasonality

We experience a substantial amount of seasonality in salt sales. The result of this seasonality is that sales and operating income are generally higher in the first and fourth quarters and lower during the second and third quarters of each year. In particular, sales of highway and consumer deicing salt products are seasonal as they vary based on the severity of the winter conditions in areas where the product is used. Following industry practice in North America, we and our customers stockpile sufficient quantities of deicing salt in the second, third and fourth quarters to meet the estimated requirements for the winter season.

Market Risk

Interest Rate Risk

As of September 30, 2003, we had $78.5 million of debt outstanding under the term loan credit facility and $17.5 million outstanding under our revolving credit facility. Both the term loan credit facility and revolving credit facility are subject to variable rates. Accordingly, our earnings and cash flows are affected by changes in interest rates. Assuming no change in the term loan credit facility borrowings at September 30, 2003, and an average level of borrowings from our revolving credit facility at variable rates, and assuming a one hundred basis point increase in the average interest rate under these borrowings, it is estimated that our interest expense for the nine months ended September 30, 2003 would have increased by approximately $0.6 million.

Foreign Currency Risk

We conduct our business primarily in the United Kingdom and North America and export some products to Europe and Southeast Asia. Our operations may, therefore, be subject to volatility because of currency fluctuations, inflation changes and changes in political and economic conditions in these countries. Sales and expenses are frequently denominated in local currencies, and results of operations may be affected adversely as currency fluctuations affect our product prices and operating costs or those of our competitors. We may engage in hedging operations, including forward foreign exchange contracts, to reduce the exposure of our cash flows to fluctuations in foreign currency rates. We will not engage in hedging for speculative investment reasons. Our historical results do not reflect any foreign exchange hedging activity. There can be no assurance that our hedging operations will eliminate or substantially reduce risks associated with fluctuating currencies. See “Risk Factors—Economic and other risks associated with international sales and operations could adversely affect our business, including economic loss and a negative impact on earnings.”

Considering our currency expenses, a hypothetical 10% unfavorable change in the exchange rates compared to the U.S. dollar could have an estimated $1.0 million impact on earnings for the nine months ended September 30, 2003. Actual changes in market prices or rates may differ from hypothetical changes.

Commodity Pricing Risk: Commodity Derivative Instruments and Hedging Activities

We have reviewed various options to mitigate the impact of fluctuating natural gas prices. During 2002 and 2003, we instituted a hedging policy to mitigate the impact of fluctuations in the price of natural gas. Pursuant to such policy, we entered into contractual gas price swaps related to the purchase price of our natural gas requirements. We have determined that these financial instruments qualify as hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activity.”

Excluding the effects of our derivative instruments and our commodity price exposures to natural gas, a hypothetical 10% adverse change in our natural gas prices during the nine months ended September 30, 2003 could have had an estimated $0.8 million impact on earnings. Actual results may vary based on actual changes in market prices and rates.

Recent Accounting Pronouncements

We have adopted the new rules on accounting for goodwill and other intangible assets as set forth in SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Under the new rules, goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests in accordance with the statements. Other intangible assets continue to be amortized over their useful lives. Adoption of these statements did not have a material impact on our consolidated statements of operations as we, in the fourth quarter of 2000, recorded a charge to reduce goodwill to zero and have no material other intangible assets with indefinite lives. The adoption of SFAS No. 142 required the reclassification of $151.1 million of other than owned mineral interests at January 1, 2002 from property, plant and equipment to intangible assets on our consolidated balance sheets and additional disclosures in the notes to the combined and consolidated financial statements regarding these definite lived intangible assets.

In June 2001, the Financial Accounting Standards Board, or “FASB,” issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets.” The objective of SFAS No. 143 is to establish an accounting standard for the recognition and measurement of an obligation related to the retirement of certain long-lived assets. The retirement obligation must be one that results from the acquisition, construction or normal operation of a long-lived asset. SFAS No. 143 requires the legal obligation associated with the retirement of a tangible long-lived asset to be recognized at fair value as a liability when incurred and the cost to be capitalized by increasing the carrying amount of the related long-lived asset. SFAS No. 143 became effective for us on January 1, 2003. We have evaluated the effect of implementing SFAS No. 143 and have determined that its adoption will not have a material impact on our financial position, results of operations or cash flows.

In January of 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This Statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and Accounting Principles Board, or “APB,” Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” This statement establishes an accounting model based on SFAS No. 121 for long lived assets to be disposed of by sale, previously accounted for under APB No. 30. We adopted SFAS No. 144 as of January 1, 2002 without significant effect on our consolidated financial statements.

During the second quarter of 2002, we adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 rescinds SFAS No. 4 and SFAS No. 64, which required gains and losses from extinguishment of debt to be classified as extraordinary items. The early adoption of SFAS No. 145 resulted in a $5.3 million charge to other (income) expense related to the debt refinancing that occurred in the quarter ended June 30, 2002 (see Note 8 to our audited combined and consolidated financial statements). Under previous guidance this charge would have been recorded as extraordinary loss, net of tax, on the consolidated statement of income.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. We believe that the adoption of SFAS No. 146 will not have a material impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB Opinion No. 25 to SFAS No. 123’s fair value method of accounting, if a company so elects. Through December 31, 2002, we accounted for our stock option plan under the recognition and measurement provisions of APB Opinion No. 25. In the fourth quarter of 2003, the Company adopted the preferable fair value recognition provisions of SFAS No. 123 using the prospective method of adoption as described in SFAS No. 148. Under the prospective method, all options granted or modified after January 1, 2003 are accounted for under the fair value method retroactively effective as of January 1, 2003. The impact of this adoption, under the fair value recognition provisions, will result in stock option compensation expense of approximately $0.2 million in 2003.

We adopted new rules on accounting for our mandatorily redeemable preferred stock as set forth in SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” In May 2003, the FASB issued SFAS No. 150 that was effective for the Company at the beginning of the first interim period beginning after June 15, 2003, the Company’s third quarter of 2003. This statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It required that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. The adoption of this statement required the reclassification of our mandatorily redeemable preferred stock to noncurrent liabilities in our consolidated balance sheet and to account for dividends declared on this financial instrument after July 1, 2003 as interest expense in our consolidated statement of operations.

Also during 2002, the FASB issued Interpretation, or “FIN,” No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Interpretation requires that a guarantor recognize a liability for the fair value of guarantee obligations issued after December 31, 2002. We determined that their were no guarantees requiring disclosure as of December 31, 2002. We will record the fair value of future material guarantees, if any.

FIN 46, “Consolidation of Variable Interest Entities,” is effective immediately for all enterprises with variable interests in variable interest entities. If an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses, if they occur, or receives a majority of the entity’s expected residual returns, if they occur, or both. We have determined that we do not have variable interest entities, therefore, the impact of FIN 46 did not have any effect on our results of operations or financial position.

BUSINESS

Company Overview

We are the largest producer of rock, or highway deicing, salt in North America and the United Kingdom, and operate the largest highway deicing salt mines in these regions. We are also the third largest producer of general trade salt in North America and the second largest in the United Kingdom, serving major retailers, agricultural cooperatives and food producers. In addition, we are the largest producer of sulfate of potash, or “SOP,” in North America, which is used in the production of specialty fertilizers. Salt is one of the most widely used minerals in the world and has a wide variety of end-use applications, including highway deicing, food grade applications, water conditioning and various industrial uses.

We sell our highway deicing salt primarily to state, provincial, county and municipal highway departments for deicing applications. While subject to weather-related variations in demand, highway deicing salt is not materially affected by economic downturns, as it is an essential part of highway maintenance to ensure public safety and continued personal and commercial mobility. Due to the lack of cost-effective alternatives and the steadily expanding highway infrastructure, the production of highway deicing salt in the United States has increased over time at a historical average of approximately 1% per annum during the thirty year period ending 2002, while prices have increased at a historical average of approximately 4% per annum during the same period.

We offer a full range of general trade salt products distributed to several end-use markets, including consumer applications such as table salt, water conditioning and consumer ice control, as well as food processing, agricultural applications and a variety of industrial applications. Based on tonnage, we believe we are the largest private label producer of water conditioning salt and the largest producer of salt-based agricultural products in North America. We manufacture more than 70 private labels of table salt for grocers and major retailers and, in Canada, we market salt under the popular Sifto® brand name. We are also the market leader in the United Kingdom for water conditioning salt. We believe that our general trade salt products are generally not susceptible to economic cycles as a result of the non-discretionary need for, and low cost of, salt. During the thirty year period ending 2002, the production of general trade salt in the United States has increased over time at a historical average of over 1% per annum, while prices have increased at a historical average of approximately 5% per annum.

We are the market leader in North American sales of SOP. Approximately 62% of our SOP sales in 2002 were made to domestic customers, which include fertilizer manufacturers, dealers and distributors. SOP is primarily used as a specialty fertilizer, providing essential potassium to high-value, chloride-sensitive crops, including some types of nuts, vegetables and fruits, tea, tobacco and turf grass. We believe that there are growth opportunities for SOP both domestically and internationally because of its favorable impact on crop yield and quality and its superior performance over commodity potash. As a result of our renewed marketing efforts and sales focus on the SOP segment, our 2002 sales volumes of SOP increased by 28% compared to our 2001 sales volumes. Our abundant mineral resources and low cost manufacturing processes enhance margins that are attractive compared to those of other fertilizer products.

We operate eleven facilities in North America and the United Kingdom, including the largest rock salt mine in the world in Goderich, Ontario. We also operate the largest salt mine in the United Kingdom in Winsford, Cheshire. In addition, we operate the largest North American SOP production facility in Ogden, Utah. At most of our production locations, we estimate the recoverable minerals to exceed 100 years of reserves at current production rates and capacities. These facilities and the approximately 75 local depots we utilize are strategically located to serve our highway deicing markets in a cost-effective manner.

For the twelve months ended September 30, 2003, we sold approximately 12.2 million tons of salt and other minerals, generating sales of $564.2 million and net income of $29.9 million. For the nine months ended September 30, 2003, we sold approximately 8.6 million tons of salt and other minerals, generating sales of $398.5 million and net income of $11.3 million. These amounts do not include the benefit of approximately 100,000 tons of SOP sales to customers, which were serviced by the SOP marketing business of IMC Global from its Carlsbad, New Mexico facility and which we acquired from IMC Global in June 2003. IMC Global will continue to operate this business until no later than November 30, 2003, after which we expect to realize the benefits of this transaction. In our North American highway deicing business, the Company has been awarded contracts for over 10% more volume as compared to last year, with an increase in contract prices of almost 1% as compared to last year. Contract bid volumes are non-binding indications of our customers’ expected volume requirements for the upcoming winter season.

Competitive Strengths

Leading Market Positions—We are the second largest producer of salt in North America with approximately 28% of total production capacity and, together with the other two largest salt producers, represent approximately 77% of total production capacity in North America. In the United Kingdom, we are the largest highway deicing salt producer with 63% of total production capacity, and, together with the next two largest producers, represent 100% of total production capacity. In the North American SOP market, we are the leading producer and, together with the second largest North American SOP producer, represent approximately 61% of sales in the North American market.

Low Cost Producer—We believe that our Goderich, Ontario, Cote Blanche, Louisiana and Winsford, Cheshire facilities are the lowest cost, high volume rock salt mines in the markets in which we sell. This cost advantage is a result of the size and quality of our reserves, effective mining techniques and efficient production processes. In addition, our North American mines are located near either rail or water transport systems, thereby minimizing shipping and handling costs, which constitute a significant portion of the overall delivered cost of salt. Through our solar evaporation facility in Ogden, Utah, we believe that we are among the lowest cost solar salt producers in our North American markets and among the lowest cost producers of SOP in the world. Since 1998, we have implemented cost-cutting measures, including manpower and energy efficiencies, and pursued significant capital investments to improve mining technology and production efficiencies, and to expand and rationalize production.

Stable Financial Performance—Our business is generally less susceptible to economic cycles based on the non-discretionary need for salt products and their low cost nature. The overriding concern for public safety insulates the demand for salt used for highway maintenance from economic cycles. For example, from the 1999-2000 winter season to the 2002-2003 winter season, total volumes tendered to us and our competitors in the annual bidding process in the markets we serve have increased an average of 1.8% per year. Total volumes tendered increased an additional 4% for the 2003-2004 winter bid season in the same markets. Also, in our highway deicing product line, pricing is set and volume is reserved up to a year in advance under annual contracts. The volumes tendered in the annual bidding process are non-binding indications of our customers’ expected volume requirements for the upcoming winter season. While winter weather conditions in individual locations are difficult to predict, the overall amount of snowfall and general intensity of winter weather conditions across our major target markets in the U.S. Upper Midwest and the U.S. and Canadian Great Lakes region are relatively stable. As a result, over the last 17 years, we have, on average, sold approximately 99% of our committed volume. In our general trade salt product line, sales are generally secured through our long-term customer relationships. Our manufacturing costs are relatively stable and our cost per ton has remained relatively constant over the last four years. Our fully-integrated manufacturing processes do not materially depend on the consumption of any individual raw materials susceptible to market price fluctuations.

Strong Free Cash Flow—We generate strong cash flow from operations, after capital expenditures, as a result of our high margins and low maintenance capital expenditures. We believe that our high margins are the result of our low and stable production costs, variable operating cost structure, efficient distribution network, strong market positions and the related multiple end-use regional markets in which we operate. From 2000 to 2002, we have been able to improve our gross profit as a percentage of sales from 19% to 25% due to higher prices and our improved cost structure. Our recurring low maintenance capital expenditure requirements of approximately $20 million to $25 million per annum, coupled with the non-cyclical nature of our business, provide a stable stream of cash flow. During the years from 1998 to 2001, we spent on average in excess of $17 million per year in capital expenditures for capacity expansions and productivity enhancements. We believe that our capacity is sufficient to meet our current growth initiatives without significant additional spending and that future growth capital will be spent only upon the expectation of significant returns. Our free cash flow allows us to reduce our indebtedness, reinvest in our business or pay dividends.

Diversified Customer Base—We have a diversified customer base in a wide variety of end markets that have few economical substitutes for the products we sell. Salt is used in many different products and in a wide variety of consumer and industrial applications. Consumption of salt is relatively stable over the long term and generally increases as the general population grows. Due to the unique characteristics and low cost of salt, consumers cannot cost-effectively substitute any other product for salt, resulting in relatively stable consumption and growth over the long term. Salt is one of the most cost-effective products available for deicing applications. For example, the next most cost-efficient highway deicer is calcium chloride, which costs approximately three to five times, depending on freight charges. Similarly, there is currently no cost-effective substitute for salt in the water conditioning and food processing markets. Our presence in different segments of the general trade market effectively diversifies our exposure to events affecting any single end-use market. No single customer accounted for more than 5% of our 2002 sales while our top ten customers accounted for approximately 20% of our 2002 sales.

Industry Expertise—We believe that our mining and logistics expertise and quality of service in the highway deicing salt business give us a strong competitive advantage. As a result of our low production costs, transportation and handling costs tend to be a significant component of the total delivered cost of salt, making logistics a key competitive factor in the industry. We maintain approximately 75 depots in North America for storage and distribution of highway deicing salt and we consider our salt distribution network to be the most extensive in the markets in which we sell. Our over 35 years of market experience in the North American highway deicing salt business, proven customer service, product quality and modeling techniques enable us to bid effectively on highway deicing salt contracts. Our customers in charge of maintaining public safety over their road network have stringent qualification standards and a strong preference for dealing with existing salt manufacturers that can handle bulk capacity and have track records for on-time delivery.

Significant Barriers to Entry—We believe that our rock salt mines are the lowest cost, high volume mines in the markets in which we sell. In addition, our mineral rights are strategically located and we believe that there are no undeveloped high quality salt reserves available for new market entrants in close proximity to both low cost transportation systems and our end-use markets. Since shipping and handling costs constitute a significant portion of the overall delivered cost of salt, it would be difficult for new market entrants to significantly encroach on our highway deicing service territory, which is concentrated around the U.S. Upper Midwest and the U.S. and Canadian Great Lakes region. Our asset base for all of our significant businesses is large and it would be extremely expensive and time-consuming to replicate. Our long-term relationships with many of our general trade and highway deicing salt customers, coupled with the higher standard of care required in handling food grade salt, create a deterrent for potential new entrants. High quality potassium sulfate reserves for our SOP business are scarce and we believe that there are no known comparable commercially viable sources in North America other than those currently being extracted.

Business Strategy

Increase Revenues—We seek to be the market leader with respect to profitable sales growth. We believe that we can achieve this goal by:

Leverage our leading market positions.    We intend to strengthen our leadership position in the highway deicing business by focusing on the customers located within our distribution network. We believe that this will allow us to efficiently grow our business in line with market volume and price growth, which in the United States have increased at a historical average of approximately 1% and 4% per annum, respectively, during the thirty year period ending 2002. We believe we can further increase sales to our existing and new customers by offering liquid deicing products and other value-added deicing and anti-icing products that improve the application of the product to roads and permit the conditioning of roads prior to the impact of snow and ice. We plan to improve our profitability in our general trade salt product line by focusing on shifting our sales mix to more higher-value consumer salt products, which contribute more margins per volume of product sold. For example, the production capacity of our premium consumer water conditioning product is being increased to meet the continued growth in demand in this faster growing segment of the salt business. In addition, in 2002 we launched our first high-value deicing product in Canada, Sifto’s® Extreme Icemelter, which is beginning to effectively compete in this under-served market.

Increase service offerings.    We plan to expand the scope of our management of customer inventory and replenishment systems, such as the deicing management services we provide for some U.K. customers. We currently have several contracts in place for these services in the United Kingdom and anticipate entering into additional contracts in the future. Also, we are beginning to develop alternative mine uses, such as waste disposal and document storage. For this purpose, we have entered into a joint venture with a subsidiary of Vivendi SA to use the excavated space in our mine in the United Kingdom as a document storage site and the joint venture awaits a final permit to also dispose of hazardous waste. In addition, we are working with various third parties to develop some of our North American salt facilities as storage sites for natural gas and waste. We expect to generate new ongoing revenue streams from these alternative uses.

Continue to take advantage of growth opportunities in SOP.    We believe that the declining sales volumes in the SOP product line from 1999 to 2001 were the result of SOP, a non-core product of IMC Global, not receiving sufficient focus to realize its market potential. Following the acquisition of the Company from IMC Global in November 2001, we recruited an experienced global sales force dedicated to marketing the many benefits of SOP versus other potassium sources. This renewed marketing focus improved sales volumes in our SOP business by over 28% in 2002 compared to the prior year. In June 2003, we also purchased IMC Global’s remaining SOP marketing business, which sold over 100,000 tons of SOP in 2002. With the existing capacity of our single, low-cost solar evaporation production facility in Ogden, Utah, we intend to continue to build our customer service focus in our SOP business line.

Supplement growth through acquisitions.    To supplement internal growth, we may pursue acquisitions of small complementary businesses in both North America and Europe. There are several smaller producers of highway deicing salt, which could be attractive to further expand the scope of our operations. There are also several independent salt producers in various niches of the salt market, which could broaden both our geographic coverage and product diversity.

Improve Profitability—We are focused on improving our profitability by achieving productivity enhancements and by improving our cost platform. From 1998 through 2001, we implemented manufacturing programs to consolidate our facilities and expand our production capacity by over 300,000 tons while divesting less efficient operations. We have increased our workforce productivity as measured by man hours per ton by over 7% per annum in our general trade salt product line over the period from 1998 to 2002 through increased automation and capacity increases. In 2002, we began operating a continuous miner and shaft automation system, which has decreased manufacturing costs and increased manpower productivity at our Winsford facility. We monitor the performance of each product line on a regular basis to aid in meeting target revenue and margin goals. By maintaining, but not materially growing, our share of the highway deicing market, we believe that we have an opportunity to improve our margins and overall profitability in this product line. We intend to continue to achieve greater productivity from previously invested capital and improve our average price levels and our customer mix.

Maximize Cash Flow—During 2002, cash flow from operating activities (which includes cash interest and cash taxes), less cash used in investing activities, was in excess of $60 million. We intend to maximize our cash flow realization through effective working capital management and prudent reinvestment in our business. We intend to manage our working capital efficiently and generate cash flow from enhanced management focus. During 2002, we reduced our working capital requirements by more than $10 million. We expect to spend approximately $20 million to $25 million annually on maintenance capital expenditures in support of our operations. During the period from 1998 to 2001, we spent on average more than $17 million per year in capital expenditures for capacity expansions and productivity enhancements. Because of this spending, we believe that our capacity is sufficient to meet our current growth initiatives without significant additional spending and that future growth capital will be spent only upon the expectation of significant returns. Also, in connection with the Recapitalization of the Company in November 2001, we received NOLs and expect to realize cash tax savings if these NOLs are able to be utilized. We intend to use our free cash flow to reduce our indebtedness, reinvest in our business or pay dividends.

Salt Segment

Our salt segment mines, produces, processes and distributes salt in North America and Europe, including rock, evaporated and solar salt. Our products are marketed primarily in the United States, Canada and the United Kingdom. Salt is used in a wide variety of applications, including as a deicer for both highway and consumer use (rock salt), an ingredient in the production of chemicals for paper bleaching, water treatment and a variety of other industrial uses, a flavor enhancer and preservative in food, a nutrient and trace mineral delivery vehicle in animal feeds and an essential component in both industrial and residential water softeners. The demand for salt has historically remained relatively stable during economic cycles due to its relative low cost and high value in a diverse number of end uses. However, demand in the highway deicing market is affected by changes in winter weather conditions. Approximately 65% of our highway deicing annual revenues are generated from December through March when the need for highway deicing salt is at its peak.

Salt Industry Overview

The salt industry is characterized by stable demand and steady price increases across various grades. Salt is one of the most common and widely consumed minerals in the world due to its low relative cost and its utility in a variety of applications, including food processing, water conditioning, industrial chemical processing, nutritional supplements for animal stock and highway deicing. We estimate that the consumption of highway deicing salt in North America is 23 million tons per annum (18 million tons per annum in our served markets), while the general trade market totals 11 million tons per annum. In the United Kingdom, we estimate that the size of the highway deicing market is 1.9 million tons per annum while the general trade market is approximately 1.0 million tons per annum. During the thirty year period ending 2002, the production of salt used in highway deicing in the United States has increased at a historical average of approximately 1% per annum, while the production of general trade salt products has increased at a historical average of over 1% per annum over the same period.

Salt prices vary according to purity from the lowest grade (highway deicing salt) at around $20 per ton to the highest grade salt (food grade salt) at more than $400 per ton. The price difference between highway and food grade salt reflects, among other things, the more elaborate refining and packaging processes for higher grade salt. Due to its low production cost, transportation and handling costs tend to be a significant component of total delivered cost making logistics management and customer service key competitive factors in the industry. The higher relative cost associated with transportation also acts as a barrier to entry in favor of salt manufacturers located within close proximity to their customers. During the thirty year period ending 2002, prices for salt used in highway deicing in the United States have increased at a historical average of approximately 4% per annum, while prices for general trade salt products have increased at a historical average of approximately 5% per annum over the same period.

Processing Methods

We have production capacity, including salt purchased under long-term contracts, of approximately 14.5 million tons of salt per annum. Mining, other production activities and packaging are currently conducted at eleven of our facilities and at two facilities where finished product is purchased from IMC Global under long-term contracts.

Summarized below are the three processing methods we use to produce salt.

Rock Salt Underground Mining.    We employ a drill and blast mining technique at our underground rock salt mines. Mining machinery moves salt from the salt face to conveyor belts where it is then crushed and screened. Salt is then hoisted to the surface where it is loaded onto shipping vessels, railcars or trucks. The primary power sources for each of our rock salt mines are electricity and diesel fuel. At our Winsford, U.K. facility, this mining method is supplemented by a continuous miner process. Rock salt is primarily used in our highway and consumer deicing products. Rock salt underground mining represents approximately 76.1% of our salt production.

Mechanical Evaporation.    The mechanical evaporation method involves subjecting salt-saturated brine to vacuum pressure and heat, generated by natural gas or oil, to precipitate salt. The salt brine is obtained from underground salt deposits through a series of brine wells. The resulting product has both a high purity and uniform physical shape. Evaporated salt is primarily used in our general trade salt product lines. Mechanical evaporation represents approximately 14.7% of our salt production.

Solar Evaporation.    The solar evaporation method is used in areas of the world where high salinity brine is available and where weather conditions provide for a high natural evaporation rate. The brine is pumped into a series of large open ponds where sun and wind evaporate the water and crystallize the salt, which is then mechanically harvested and processed through washing, drying and screening. Solar salt is primarily used in our general trade salt product lines. Solar evaporation represents approximately 9.2% of our salt production.

Operations and Facilities

United States.    Our central and midwestern United States general trade customer base is served by our mechanical evaporation plant in Kansas. Additionally, we serve areas around the Great Lakes with evaporated salt purchased from IMC Global’s potash and salt facility in Michigan. The Cote Blanche, Louisiana rock salt mine serves chemical customers in the southern and western United States, highway deicing customers through a series of depots located along the Mississippi and Ohio Rivers, and agriculture customers in the southern and midwestern United States. Our solar evaporation facility located in Ogden, Utah is the largest solar salt production site in the United States This facility principally serves the western United States general trade markets, and also provides salt for chemical applications, and highway deicing and magnesium chloride, which is primarily used in deicing, dust control and soil stabilization applications. Production capacity of salt at our Ogden facility is currently only limited by demand. We also own and operate two salt packaging facilities in Illinois and Wisconsin, which also serve consumer deicing and water conditioning customers in the central, midwestern and parts of the northeastern United States.

Canada.    Our salt is produced at five different locations in Canada. Mechanically evaporated salt is produced at three facilities strategically located throughout Canada: Amherst, Nova Scotia in eastern Canada; Goderich, Ontario in central Canada; and Unity, Saskatchewan in western Canada. From the Goderich, Ontario rock salt mine, we serve the consumer and highway deicing markets in Canada and the Great Lakes region of the United States. We also purchase salt and other products from IMC Global’s potash and salt facilities located in Saskatchewan, which serve both the general trade and the highway deicing markets.

United Kingdom.    Our United Kingdom customer base is served by two facilities. Highway deicing customers throughout the United Kingdom are served by the Winsford rock salt mine in northwest England. The Weston Point mechanical evaporation plant is located twelve miles north of the mine and serves our general trade and chemical customers in the United Kingdom as well as in continental Europe.

The table below shows the capacity and type of salt produced at each of our owned or leased production locations:

Location	Annual Production Capacity (tons)	Product Type
North America
Goderich, Ontario Mine	6,500,000	Rock
Cote Blanche, Louisiana Mine	2,800,000	Rock
Ogden, Utah Plant	1,500,000	Solar
Lyons, Kansas Plant	425,000	Evaporated
Unity, Saskatchewan Plant	175,000	Evaporated
Goderich, Ontario Plant	170,000	Evaporated
Amherst, Nova Scotia Plant	115,000	Evaporated
United Kingdom
Winsford, Cheshire Mine	2,000,000	Rock
Weston Point, Cheshire Plant	850,000	Evaporated

Salt production at these facilities totaled an aggregate 9.2 million tons, 12.2 million tons and 10.0 million tons for the years ended December 31, 2000, 2001 and 2002, respectively.

Salt is found throughout the world and is typically deposited in extremely large quantities where commercially produced. Our mines at Goderich, Cote Blanche and Winsford, as well as at our other operating facilities, are proximate to vast mineral deposits. In most instances involving our production locations, we estimate the recoverable salt to exceed 100 years of reserves at current production rates and capacities. Our rights to extract those minerals may currently be contractually limited by either geographic boundaries or time. We believe that we will be able to continue to extend these agreements, as we have in the past, at commercially reasonable terms, without incurring substantial costs or incurring material modifications to the existing lease terms and conditions, thereby allowing us to extract additional salt necessary to fully develop our existing mineral rights.

Our underground mines in Canada (Goderich, Ontario), the United States (Cote Blanche, Louisiana) and the United Kingdom (Winsford, Cheshire) make up approximately three-fourths of our salt producing capacity. Each of these mines are operated with modern mining equipment and utilize subsurface improvements such as vertical shaft lift systems, milling and crushing facilities, maintenance and repair shops and extensive conveyor systems. We believe that the properties and their operating equipment are maintained in good working condition.

The land and related surface rights at the Goderich mine are owned. We also maintain a mineral lease at Goderich with the provincial government, which grants us the right to mine salt. This lease expires in 2022 with the option to renew until 2043. Cote Blanche is operated under land and mineral leases with a third-party landowner that grants us the right to mine salt and expires in 2060. We own the land, related surface rights and salt reserves at the Winsford mine.

Our mines at Goderich, Cote Blanche and Winsford have been in operation for approximately 44, 38 and 158 years, respectively. At current average rates of production, we estimate that our remaining years of production for recoverable minerals we presently own or lease to be 177, 93 and 32 years, respectively. Our mineral interests are amortized on an individual basis over estimated useful lives not to exceed 99 years using the units-of-production method for leased mineral rights and the straight-line method for owned minerals. Our estimates are based on, among other things, both internal estimates and the results of reserve studies completed by a third-party engineering firm. The reserve estimates are primarily a function of the area and volume covered by the mining rights and estimates of extraction rates utilized by the company with the reasonable expectation of reliably operating the mines on a long-term basis. Established criteria for proven and probable reserves is primarily applicable to discontinuous metal mining deposits, where both presence of ore and its variable grade need to be precisely identified. However, the massive continuous nature of evaporative deposits, such as salts, require proportionately less data for the same degree of confidence in mineral reserves, both in terms of quantity and quality. Reserve studies performed by a third-party engineering firm suggest that our salt reserves most closely resemble probable reserves and we have therefore classified our reserves as probable reserves.

In addition to production, we package salt product produced by us or others off-site at two additional facilities. The table below shows the packaging capacity at each of these facilities:

Location	Annual Packaging Capacity (tons)
Kenosha, Wisconsin	100,000
Chicago, Illinois	100,000

We also purchase finished salt from IMC Global, which is produced as a co-product of their potash operations, under a long term contract. The table below shows the amount and type of salt purchased from each of these production facilities:

Location	Annual Production Capacity (tons)	Product Type
Esterhazy, Saskatchewan	200,000	Rock
Hersey, Michigan	250,000	Evaporated

We divide our salt products into two separate product lines: highway deicing salt (including chemical salt) and general trade salt.

Highway Deicing Salt Products

Products and Sales

Highway deicing constitutes our second largest salt product line based on revenue, representing approximately 39% of our sales of salt in 2002. Principal customers are states, provinces, counties, municipalities and road maintenance contractors that purchase bulk salt for ice control on public roadways. Highway deicing salt is sold primarily through an annual tendered bid contract system as well as through some longer-term contracts, with price, product quality and delivery being the primary competitive market factors. Annual supply contracts generally are awarded on the basis of tendered bids once the purchaser is assured that the minimum requirements for purity, service and delivery can be met. The bidding process eliminates the need to invest significant time and effort in marketing and advertising.

Location of the source of salt and distribution outlets also play a significant role in determining a supplier. We have an extensive network of approximately 75 depots for storage and distribution of highway deicing salt in North America. The majority of these depots are located on the Great Lakes and the Mississippi and Ohio River systems where our Goderich, Ontario and Cote Blanche, Louisiana mines are located to serve those markets. Salt from our Ogden, Utah facility is also partially used for highway deicing.

We produce highway deicing salt in the United Kingdom for the highway deicing product line through our facility at Winsford, Cheshire, the largest rock salt mine in the United Kingdom. We believe our superior production capacity, productivity and favorable logistics allow us to be the only supplier of highway deicing salt capable of meeting peak winter demands in the United Kingdom. This strong position has resulted in us being viewed as a strategic operation by the United Kingdom’s Highway Agency. As such, we work with the Highway Agency to develop standards for deicing product specifications and to monitor Highway Agency deicing application contractors. We further act as a primary contact for the Highway Agency in connection with winter road management in the United Kingdom. In the United Kingdom approximately 53% of our highway deicing business is on multi-year contracts.

Winter weather variability is the most significant factor affecting salt sales for deicing applications because mild winters reduce the need for salt used in ice and snow control. Over the last four years, our North American highway deicing product line has generated over 65% of its annual sales from December through March when the need for highway deicing is at its peak. Lower than expected sales during this period could have a material adverse effect on our results of operations. The vast majority of North American deicing sales are made in Canada and the midwestern United States where winter weather is generally harsher than in other parts of North America. In keeping with industry practice, we, together with our customers, stockpile sufficient quantities of salt to meet estimated requirements for the next winter season. See “Risk Factors—The seasonal demand for our products and the variations in our cash flows from quarter to quarter as a result of weather conditions may have an adverse effect on our results of operations and the price of our common stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.”

Chemical customers accounted for approximately 8% of our 2002 sales of salt. Principal customers are producers of intermediate chemical products used in pulp bleaching, water treatment and a variety of other industrial uses that do not have a captive source of brine. Distribution into the chemical market is made primarily through multi-year supply agreements, which are negotiated privately. Price, service and product quality are the major competitive market factors.

The table below shows our shipments of highway deicing and chemical salt products (thousands of tons):

	Year Ended December 31,
	2000		2001		2002
	Tons	%	Tons	%	Tons	%
U.S.	6,078	66	5,656	60	5,104	64
Canada	2,159	24	2,301	25	2,162	27
Europe and Others	909	10	1,445	15	699	9

Total	9,146	100	9,402	100	7,965	100

Competition

We face strong competition in each of the markets in which we operate. In North America, other large, nationally recognized companies compete against our highway deicing and chemical salt products. In addition, there are several smaller regional producers of highway deicing salt. There are several importers of salt into North America but these mostly impact the eastern seaboard where we have a minimal position. In the United Kingdom, there are two other companies that produce highway deicing salt, one in northern England and the other in Northern Ireland. There are no significant imports of highway deicing salt into the United Kingdom.

General Trade Salt Products

Products and Sales

The general trade business is our largest salt product line based on revenue, and accounted for approximately 53% of our 2002 sales of salt. We are the third largest producer of general trade salt in North America. This product line includes commercial and consumer applications, such as table salt, water conditioning, consumer ice control, food processing, agricultural applications, as well as a variety of industrial applications. We believe that we are the largest private label producer of water conditioning and salt-based agricultural products in North America and sell more than 70 private labels of table salt to major retailers. Our Sifto® brand is well recognized in the Canadian market.

In the United Kingdom we operate the largest evaporated salt plant in the United Kingdom at Weston Point. We are one of the U.K. brand market leaders in evaporated salt for water conditioning. We also produce salt for the food, chemical, animal feeds and textile markets. We will continue to pursue further cost reduction investments to help drive future growth and profitability.

We have maintained a significant presence in the general trade business over recent years due to our strong focus on: (i) the midwestern region of the United States; (ii) all of Canada and the United Kingdom; (iii) our distribution network to the grocery trade; and (iv) our relationships with large distributors of water conditioning salt.

The general trade market is driven by strong customer relationships. Sales in the general trade salt product line occur through retail channels, such as grocery stores, building supply, hardware and automotive stores and feed suppliers. Distribution in the general trade salt product line is channeled through a direct sales force located in various parts of our service territories who sell products to distributors, dealers and end-users. We also maintain a network of brokers who sell table salt, consumer deicing and water conditioning products. These brokers service wholesalers, grocery chains and retailers, as well as the food service industry.

The table below shows our shipments of general trade salt products (thousands of tons):

	Year Ended December 31,
	2000		2001		2002
	Tons	%	Tons	%	Tons	%
United States	1,537	57	1,725	61	1,629	59
Canada	481	18	513	18	506	18
Europe and Others	668	25	584	21	651	23

Total	2,686	100	2,822	100	2,786	100

Competition

In North America, other large nationally recognized companies compete against our salt business in production and marketing of general trade salt products. In addition, there are several smaller regional producers of general trade salt. There are several importers of salt into North America but they mostly impact the east coast and west coast of the United States where we have a minimal position. In the United Kingdom, there is one other large domestic producer of general trade salt, several small local producers and some imports from continental Europe. We also export salt from the United Kingdom to Scandinavia and continental Europe and compete with many other European producers in these markets.

Specialty Potash Segment

SOP is primarily used as a specialty fertilizer, providing essential potassium to high-value, chloride-sensitive crops, such as vegetables, fruits, tea, tobacco and turf grass. We are the market leader in North America for SOP and market SOP products both domestically and overseas. We offer several grades of SOP, which are designed to differentiate us from our competitors, as well as to better serve the needs of our customers. In 2002, the specialty potash segment accounted for approximately 12% of our sales after shipping and handling costs.

Potash Industry Overview

The annual worldwide consumption of all potash fertilizers approaches 50 million tons. Muriate of potash, or potassium chloride, is the most common source of potassium and accounts for over 90% of all potash consumed in fertilizer production. SOP represents about 5% of potash consumption. The remainder is supplied in the forms of potassium magnesium sulfate, nitrate of potassium, and, to a lesser extent, potassium thiosulfate and monopotassium phosphate. All of these products contain varying concentrations of potassium expressed as potassium oxide (K20) and different combinations of co-nutrients.

Muriate of potash is the least expensive form of potash fertilizer based on the concentration of K20. It is the preferred potassium source for most crops. However, SOP (containing approximately 50% K20) is utilized by growers for many high-value crops, especially where the requirements are for fertilizers with low chloride content. The use of SOP has been scientifically proven to improve the yield and quality of certain crops.

Examples of crops where SOP is utilized to increase yield and quality include tobacco, tea, potatoes, citrus fruits, grapes, almonds, some vegetables and on turfgrass for golf courses. Approximately 62% of our annual SOP sales volumes in 2002 were made to domestic customers, which include retail fertilizer dealers and distributors of professional turf care products. These dealers and distributors combine or blend SOP with other fertilizers and minerals to produce fertilizer blends tailored to individual requirements.

Operations and Facilities

All of our SOP production is located on the Great Salt Lake near Ogden, Utah. It is the largest SOP production facility in North America. The solar evaporation facility, located west of Ogden, utilizes solar energy and over 40,000 acres of evaporation ponds to manufacture SOP and magnesium chloride from the brines of the Great Salt Lake. The property utilized in our operation is both owned and leased under annually renewing leases. This facility has the capacity to annually produce approximately 450,000 tons of SOP, approximately 400,000 tons of magnesium chloride and over 1.5 million tons of salt. These recoverable minerals exist in vast quantities in the Great Salt Lake. We estimate the recoverable minerals exceed 100 years of reserves at current production rates and capacities. Our rights to extract these minerals are contractually limited. We believe we will continue to be able to extend these agreements, as we have in the past, at commercially reasonable terms, without incurring substantial costs or incurring material modifications to the existing lease terms and conditions, thereby allowing us to extract additional quantities of minerals necessary to significantly extend the economic life of the reserves.

The potassium bearing salts are mechanically harvested and refined to high purity SOP in an integrated production facility that has been in operation for 36 years. We believe that our property and operating equipment are maintained in good working condition.

Ogden was unable to produce SOP from 1984 through the beginning of 1989 due to flooding. Following the flood, dikes were raised to a height three feet over the historic peak flood level. Also, the State of Utah constructed and implemented the West Desert Pumping Project, which could be utilized to lower the level of the Great Salt Lake by up to twelve inches per year thus reducing the risk of flooding. Although we believe that the subsequent dike improvements and the West Desert Pumping Project have reduced the likelihood of future pond flooding, we maintain both property damage and business interruption insurance policies for this risk.

Products and Sales

Our domestic sales of SOP are concentrated in the western states of California, Oregon, Washington, Idaho and the central tobacco belt area where the crops and soil conditions favor SOP. We generally export SOP through major trading companies. International SOP sales volumes in 2002 were 38% of our annual SOP sales. Prior to the acquisition by IMC Global in 1998, our SOP was marketed and sold by a sales group consisting of trained agronomists and professional fertilizer agents. These representatives directly contacted dealers and growers in the United States. Following the IMC Global acquisition, this SOP sales group was dissolved and the IMC Global sales force handled SOP sales. The IMC Global sales group was responsible for selling all potash and phosphate fertilizer products for IMC Global. Because the bulk of these fertilizers are sold as commodities, the focus on specialty products such as SOP diminished under IMC Global. Upon the purchase of the SOP business from IMC Global, we organized and employed an experienced global sales group similar to the one that was in place prior to 1998.

The table below shows our shipments of SOP (thousands of tons):

	Year Ended December 31,
	2000		2001		2002
	Tons	%	Tons	%	Tons	%
U.S.	179	73	148	79	151	62
Export(a)	67	27	40	21	91	38

Total	246	100	188	100	242	100

(a)	Export sales include product sold to foreign customers at U.S. ports.

In addition, under a long-term contract with IMC Global, we have the exclusive right in North America (with limited exceptions) to purchase the SOP product at IMC Global’s Carlsbad, New Mexico facility to meet a portion of our North American SOP requirements. The contract does not limit the amount of SOP we can purchase from IMC Global. In addition to the customers previously serviced by our Ogden facility, we began to act as a sales agent for IMC Global to customers serviced by the Carlsbad facility following the Recapitalization. As a result of our purchase of IMC Global’s remaining SOP marketing business in June 2003, this long-term contract with IMC Global will terminate no later than November 30, 2003.

Competition

Approximately 56% of the world SOP production is located in Europe, 14% in the United States and the remaining 30% in various other countries. The world consumption of SOP totals about 2.9 million tons. Our major competition for SOP sales in North America include imports from Germany, Chile, Canada and Belgium. In addition, there is also some functional competition between SOP, muriate of potash and nitrate of potash. For exports into Asia, the Pacific Rim countries and Latin America, we compete with various local and European producers.

Intellectual Property

We rely on a combination of patents, trademarks, copyright and trade secret protection, employee and third-party non-disclosure agreements, license arrangements and domain name registrations to protect our intellectual property. We sell many of our products under a number of registered trademarks that we believe are widely recognized in the industry. No single patent, trademark or trade name is material to our business as a whole.

Any issued patents that cover our proprietary technology and any of our other intellectual property rights may not provide us with substantial protection or be commercially beneficial to us. The issuance of a patent is not conclusive as to its validity or its enforceability. Competitors may also be able to design around our patents. If we are unable to protect our patented technologies, our competitors could commercialize our technologies.

With respect to proprietary know-how, we rely on trade secret protection and confidentiality agreements. Monitoring the unauthorized use of our technology is difficult, and the steps we have taken may not prevent unauthorized use of our technology. The disclosure or misappropriation of our intellectual property could harm our ability to protect our rights and our competitive position. See “Risk Factors—Protection of proprietary technology—Our intellectual property may be misappropriated or subject to claims of infringement.”

Employees

As of September 30, 2003, we had 1,541 employees, of which 725 are employed in the United States, 618 in Canada and 198 in the United Kingdom. Approximately 37% of our U.S. workforce (54% of our global workforce) is represented by labor unions. Of our nine material collective bargaining agreements, four will expire in 2004, one will expire in 2005 and three will expire in 2006. One of these agreements covering 9 employees expired in August 2003. We are in the process of renegotiating this agreement. Additionally, approximately 13% of our workforce is employed in Europe where trade union membership is common. We consider our labor relations to be good.

Principal Properties

The table below sets forth our principal properties:

		Land and Related Surface Rights		Mineral Reserves
Location	Use	Owned/ Leased	Expiration of Lease	Owned/ Leased	Expiration of Lease
Ogden, Utah	SOP and solar salt production facility	Owned	N/A	Leased	(1)
Lyons, Kansas	Evaporated salt production facility	Owned	N/A	Owned	N/A
Cote Blanche, Louisiana	Rock salt production facility	Leased	2060	Leased	2060
Weston Point, Cheshire, U.K.	Evaporated salt production facility	Owned	N/A	Owned	N/A
Winsford, Cheshire, U.K.	Rock salt production facility	Owned	N/A	Owned	N/A
Goderich, Ontario, Canada	Evaporated salt and rock salt production facility	Owned	N/A	Leased	2022(2)
Unity, Saskatchewan, Canada	Evaporated salt production facility	Owned	N/A	Leased	2009/2016(3)
Amherst, Nova Scotia, Canada	Evaporated salt production facility	Owned	N/A	Owned	N/A
Overland Park, Kansas	Corporate headquarters	Leased	2008	N/A	N/A

(1)	The Ogden lease automatically renews on an annual basis.
(2)	Subject to the right of renewal through 2043.
(3)	Consists of two leases expiring in 2009 and 2016 subject to the right of renewal through 2030 and 2037, respectively.

With respect to each facility at which we extract salt, brine or SOP, we obtain any required or necessary permits prior to the commencement of mining. Permits or licenses are obtained as needed in the normal course of business based on our mine plans and state, provincial and local regulatory provisions regarding mine permitting and licensing. Based on our historical permitting experience, we expect to be able to continue to obtain necessary mining permits to support historical rates of production.

Our mineral leases have varying terms. Some will expire after a set term of years, while others continue indefinitely. Many of these leases provide for a royalty payment to the lessor based on a specific amount per ton of mineral extracted or as a percentage of revenue. We believe we will be able to continue to extend our material mineral lease agreements, as we have in the past, at commercially reasonable terms, without incurring substantial costs or incurring material modifications to the existing lease terms and conditions. In addition, we own a number of properties and are party to non-mining leases that permit us to perform activities that are ancillary to our mining operations, such as surface use leases, and storage, depot and warehouse leases. We also believe that all of our leases were entered into on market terms.

The following map shows the locations of our principal salt and SOP production facilities:

Environmental, Health and Safety Matters

We produce and distribute crop and animal nutrients, salt and deicing products. These activities subject us to an evolving set of international, federal, state, provincial and local environmental, health and safety (“EHS”) laws that regulate, or propose to regulate: (i) product content; (ii) use of products by both us and our customers; (iii) conduct of mining and production operations, including safety procedures followed by employees; (iv) management and handling of raw materials; (v) air and water quality impacts from our facilities; (vi) disposal, storage and management of hazardous and solid wastes; (vii) remediation of contamination at our facilities and third-party sites; and (viii) post-mining land reclamation. For new regulatory programs, it is difficult for us to ascertain future compliance obligations or estimate future costs until implementing regulations have been finalized and definitive regulatory interpretations have been adopted. We intend to respond to these regulatory requirements at the appropriate time by implementing necessary modifications to our facilities or operating procedures.

We have expended, and anticipate that we will continue to expend, substantial financial and managerial resources to comply with EHS standards. We estimate that our 2003 environmental capital expenditures will total approximately $1.2 million, primarily related to air quality devices and highway deicing salt storage pads. We expect that our estimated expenditures in 2003 for reclamation activities will be approximately $0.2 million. It is possible that greater than anticipated EHS capital expenditures or reclamation expenditures will be required in 2003 or in the future.

We maintain accounting accruals for certain contingent environmental liabilities and believe these accruals comply with generally accepted accounting principles. We record accruals for environmental investigatory and non-capital remediation costs when litigation has commenced or a claim or assessment has been asserted or is imminent, the likelihood of an unfavorable outcome is probable and the financial impact of such outcome is reasonably estimable. Based on current information, it is the opinion of management that our contingent liabilities arising from EHS matters, taking into account established accruals, will not have a material adverse effect on our business, financial condition or results of operations. As of September 30, 2003, we had recorded accruals of $1.9 million.

Product Requirements and Impacts

International, federal, state and provincial standards: (i) require registration of many of our products before such products can be sold; (ii) impose labeling requirements on those products; and (iii) require producers to manufacture the products to formulations set forth on the labels. Environmental, natural resource and public health agencies at all regulatory levels continue to evaluate alleged health and environmental impacts that might arise from the handling and use of products such as those we manufacture. The EPA, the State of California and The Fertilizer Institute have each completed independent assessments of potential risks posed by crop nutrient materials. These assessments concluded that, based on the available data, crop nutrient materials generally do not pose harm to human health. It is unclear whether any further evaluations may result in additional standards or regulatory requirements for the producing industries, including us, or for our customers. At this stage, it is the opinion of management that the potential impact of these standards on the market for our products or on the expenditures that may be necessary to meet new requirements will not have a material adverse effect on our business, financial condition or results of operations.

In December 2001, the Canadian government released a Priority Substances List Assessment Report for road salt. This report found that road salts are entering the environment under conditions that may have a harmful effect or constitute a danger to the environment. Based on this report, the Minister of Environment has proposed designating road salt as a “toxic” substance pursuant to the Canadian Environmental Protection Act. Canada’s federal cabinet, which has ultimate responsibility, has not yet taken final action with respect to this proposal and is not subject to any deadline to do so. This proposal was subject to a public comment, during which individuals and the municipalities which comprise most of our customers expressed a variety of views, including noting the utility and cost-efficiency of salt as compared to other potential measures to reduce ice-related road hazards. At this point, Environment Canada has indicated that, whether or not road salts are declared toxic, their preferred course of action is the establishment of voluntary guidelines for users as opposed to any form of regulation. Environment Canada has been developing these guidelines based on consultation with a broad-based stakeholders group, which includes the salt industry. On September 20, 2003, Environment Canada released a proposed Code of Practice to serve as these guidelines. The proposed Code of Practice remained subject to public comment until November 19, 2003. Environment Canada has indicated that it expects to publish the final code in 2004. Although the proposed Code of Practice remains subject to change, the released draft requires large road salt users to develop salt management plans. We do not believe that this would have a material direct effect on us, but the new salt management plans may reduce the demand from our customers in Canada for road salt.

Given the importance of road salt for traffic safety and the current lack of any practical substitute, we deem it unlikely that any final guidance or regulation would result in a complete ban on the use of road salt. As noted in the December 2001 report, the use of road salt and other deicing agents “is an important component of strategies to keep roadways open and safe during the winter and minimize traffic crashes, injuries and mortality under icy and snowy conditions.” The report further stated that mitigation measures “must be based on optimization of winter road maintenance practices so as not to jeopardize road safety, while minimizing the potential for harm to the environment.” Environment Canada recently confirmed the high importance of road safety in its proposed regulation of road salt. In its September 22, 2003 press release in connection with the proposed Code of Practice, it indicated that the proposed code “will provide those who use road salts with a way to reduce harm to the environment without jeopardizing road safety.” Since the dissemination of the December 2001 report, we have endeavored to work more closely with the national government as well as provinces and municipalities to better manage the use, storage and release of our road salts. As a result, we believe it has become less likely that road salts will be designated as a toxic substance. Although we cannot predict whether the proposal to list road salts will be finalized or the precise form of the proposed Code of Practice or other future regulation, if standardized guidelines are developed for the use and storage of road salt or any alternate deicing products, we could suffer reduced sales and incur substantial costs and expenses that could have a material adverse effect on our business, financial condition and results of operation. In addition, while we are not aware of any similar governmental proposals for such designation of road salt in either the United States or the United Kingdom, we cannot guarantee that such proposals will not arise.

Operating Requirements and Impacts

We hold numerous environmental, mining and other permits or approvals authorizing operations at each of our facilities. Our operations are subject to permits for extraction of salt and brine, discharges of process materials to air and surface water, and injection of brine and wastewater to subsurface wells. Some of our proposed activities may require waste storage permits. A decision by a government agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations at the affected facility. In addition, changes to environmental and mining regulations or permit requirements could have a material adverse effect on our ability to continue operations at the affected facility. Expansion of our operations also is predicated upon securing the necessary environmental or other permits or approvals. For example, since we recently installed a new grinding circuit, some of our existing equipment at our Lyons, Kansas facility is subject to the Federal Clean Air Act’s New Source Performance Standard requirement. We have implemented a compliance program with the Kansas Department of Health and Environment, and do not expect to incur significant costs or penalties, although there can be no guarantee.

Pursuant to the Mine Safety and Health Act, new interim regulatory standards for diesel particulate matter became effective in 2002 and final standards are expected to become effective in 2006. In response to litigation regarding its final rule on diesel particulate matter, the Mine Safety and Health Administration has initiated a new rulemaking regarding certain provisions of the final standards. We believe that we are currently in compliance with the interim standards that are in effect between 2002 and 2006. However, material expenditures may be required to achieve compliance with the final standards at the Cote Blanche facility in Louisiana.

Remedial Activities

Remediation at Our Facilities

Many of our formerly-owned and current facilities have been in operation for a number of years. Operations have involved the historical use and handling of regulated chemical substances, salt and by-products or process tailings by us and predecessor operators which have resulted in soil, surface water and groundwater contamination. At some locations there are areas where salt-processing waste and ordinary trash may have been disposed or buried, and have since been closed and covered with soil and other materials. These past operating practices have at several of our facilities resulted in soil, surface water and groundwater contamination.

At many of these facilities, spills or other releases of regulated substances have occurred previously and potentially could occur in the future, possibly requiring us to undertake or fund cleanup efforts under CERCLA or state and provincial or United Kingdom laws governing cleanup or disposal of hazardous substances. In some instances, we have agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake investigations, which currently are in progress, to determine whether remedial action may be required to address such contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. At still other locations, we have undertaken voluntary remediation, and have removed formerly used underground storage tanks. Taking into account established reserves, expenditures for these known conditions currently are not expected, individually or in the aggregate, to be material. However, material expenditures could be required in the future to remediate the contamination at these or at other current or former sites. In addition, in connection with the Recapitalization, IMC Global has agreed to indemnify us against liabilities for certain known and unknown conditions at existing and former sites.

Remediation at Third-Party Facilities

Along with impacting the sites at which we have operated, various third-parties have alleged that our historic operations have resulted in contamination to neighboring off-site areas or nearby third-party facilities. CERCLA imposes liability, without regard to fault or to the legality of a party’s conduct, on certain categories of persons who are considered to have contributed to the release of “hazardous substances” into the environment. Under CERCLA, or its various state analogues, one party may potentially be required to bear more than its proportional share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties.

We have entered into “de minimis” settlement agreements with the EPA with respect to several CERCLA sites, pursuant to which we have made one-time cash payments and received statutory protection from future claims arising from those sites. In some cases, however, such settlements have included “reopeners,” which could result in additional liability at such sites in the event of newly discovered contamination or other circumstances.

At other sites for which we have received notice of potential CERCLA liability, we have provided information to the EPA that we believe demonstrates that we are not liable, and the EPA has not asserted claims against us with respect to such sites. In some instances, we have agreed, pursuant to orders from or agreements with appropriate governmental agencies or agreements with private parties, to undertake or fund investigations, some of which currently are in progress, to determine whether remedial action, under CERCLA or otherwise, may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. At the present time, we are not aware of any additional sites for which we expect to receive a notice from the EPA or any other party of potential CERCLA liability. However, based on past operations, there is a potential that we may receive notices in the future for sites of which we are currently unaware or that our liability at currently known sites may increase. Taking into account established accruals, expenditures for our known environmental liabilities and site conditions currently are not expected, individually or in the aggregate, to be material or have a material adverse effect on our business, financial condition or results of operations.

Legal Matters

We are party from time to time to various routine legal proceedings. Except as otherwise described in “—Environmental, Health and Safety Matters,” these primarily involve commercial claims, products liability claims, personal injury claims and workers’ compensation claims. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, we believe that the outcome of these proceedings, even if determined adversely, would not have a material adverse effect on our business, financial condition and results of operations. In addition, in connection with the Recapitalization, IMC Global has agreed to indemnify us against certain legal matters.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each person who is an executive officer or director of the Company or Compass Minerals Group as of the date of this prospectus.

Name	Age	Position
Michael E. Ducey	55	President, Chief Executive Officer and Director of Compass and President, Chief Executive Officer and Director of Compass Minerals Group
Keith E. Clark	48	Vice President and General Manager, General Trade of Compass Minerals Group
David J. Goadby	49	Vice President of Compass Minerals Group and Managing Director, Salt Union Ltd.
Rodney L. Underdown	37	Chief Financial Officer and Vice President of Compass and Chief Financial Officer of Compass Minerals Group
Steven Wolf	58	Vice President and General Manager, Highway Deicing and SOP of Compass Minerals Group
Joel A. Asen	52	Director of Compass Minerals Group
Robert F. Clark	61	Director of Compass Minerals Group
Peter P. Copses	45	Director of Compass Minerals Group
Robert H. Falk	65	Director of Compass and Compass Minerals Group
Joshua J. Harris	38	Director of Compass and Compass Minerals Group
Scott M. Kleinman	30	Director of Compass and Compass Minerals Group
Douglas A. Pertz	49	Director of Compass Minerals Group
Heinn F. Tomfohrde, III	69	Director of Compass Minerals Group
Bradley J. Bell	51	Director of Compass Minerals Group

Michael E. Ducey was appointed the President and Chief Executive Officer of the Company in December 2002. Mr. Ducey joined Compass Minerals Group as the President and Chief Executive Officer on April 1, 2002. Prior to joining Compass Minerals Group, Mr. Ducey worked approximately 30 years for Borden Chemical, a diversified chemical company, in various positions including President and Chief Executive Officer (December 1999 to March 2002) and Executive Vice President and Chief Operation Officer (October 1997 to December 1999).

Keith E. Clark has served as the Vice President and General Manager of Compass Minerals Group’s General Trade business unit since August 1997, when North American Salt Company was still under the management of Harris Chemical Group. Prior to this position, Mr. Clark served as Vice President, Operations for North American Salt for two years, beginning in April 1995. Prior to his career at Harris Chemical Group, Mr. Clark held various operations positions at US Steel Corporation and General Chemical Inc., where he most recently served as the Operations Manager at General Chemical.

David J. Goadby has served as the Vice President of Compass Minerals Group since November 2001 and as the Managing Director of Salt Union Ltd., our U.K. subsidiary, since April 1994, when IMC Inorganic Chemicals, Inc. was still under the management of Harris Chemical Group. Prior to that position, Mr. Goadby served as the Commercial Manager of Salt Union Ltd. for two years. From 1984 until 1992, Mr. Goadby was employed with Imperial Chemical Industries plc in various production and distribution positions, where he most recently served as Business Manager Sulphur Chemicals.

Rodney L. Underdown was appointed Chief Financial Officer of the Company in December 2002 and has served as a Vice President of the Company since November 2001. Mr. Underdown has served as the Chief Financial Officer of Compass Minerals Group since November 2001. Prior to that he served as the Vice President, Finance of Compass Minerals Group’s salt division since June 1998 when the company was purchased by IMC Global. Mr. Underdown joined the Harris Chemical Group in September 1997, where he served as the Director of Corporate Reporting. Prior to his career at Harris Chemical Group, Mr. Underdown was employed with Arthur Andersen for nine years, where he most recently served as an Audit Manager.

Steven Wolf has served as the Vice President and General Manager, Highway Deicing of Compass Minerals Group since 1994, when Compass Minerals Group, formerly known as IMC Inorganic Chemicals, Inc., was still under the management of Harris Chemical Group. Mr. Wolf joined Harris Chemical Group in 1991, assuming various management responsibilities. Prior to his career at Harris Chemical Group, Mr. Wolf was employed by Kerr McGee, where he served as a Senior Vice President. Mr. Wolf also became the General Manager, SOP of Compass Minerals Group in August 2003.

Joel A. Asen has been a director of Compass Minerals Group since November 2001. Mr. Asen has been the Managing Director of PLASE Capital Group LP, an affiliate of Apollo, since June 2003 and has served as the President of Asen Advisory since April 1992, which provides strategic and financial advisory services. He was Managing Director at Whitehead Sterling from 1991 to 1992, at Paine Webber, Inc. from 1990 to 1991 and at Drexel Burnham Lambert Incorporated from 1988 to 1990. From 1985 to 1988, he was a Senior Vice President at GAF Corporation. Prior to that time, Mr. Asen was a Manager of Business Development at GE and Manager of Marketing and Business Development at GECC. Mr. Asen is also a Director of Resolution Performance Products Inc. and Anchor Glass Container Corp.

Robert F. Clark has been a director of Compass Minerals Group since November 2001. Mr. Clark served as the President and Chief Executive Officer of Compass Minerals Group from November 2001 to April 2002. From April 1999 to November 2001, Mr. Clark served as Senior Vice President of IMC Global and President of IMC Salt, Inc. since joining IMC Global in April 1998 as a result of the acquisition of Harris Chemical Group. From 1993 to 1998, Mr. Clark served as President of Great Salt Lake Minerals, a division of Harris Chemical Group.

Peter P. Copses has been a director of Compass Minerals Group since November 2001. Mr. Copses is a founding Senior Partner at Apollo where he has worked since September 1990. From 1986 to 1990, Mr. Copses was initially an investment banker at Drexel Burnham Lambert Incorporated, and subsequently at Donaldson, Lufkin & Jenrette Securities Corporation, concentrating on the structuring, financing and negotiation of mergers and acquisitions. Mr. Copses is also a Director of Rent-A-Center, Inc., Zale Corporation and Resolution Performance Products Inc.

Robert H. Falk has been a director of the Company and Compass Minerals Group since November 2001. Mr. Falk is a Partner at Apollo and has served as an officer of certain affiliates of Apollo since 1992. Prior to 1992, Mr. Falk was a Partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Falk is a Director of Newiesy Gmbh.

Joshua J. Harris has been a director of the Company and Compass Minerals Group since November 2001. Mr. Harris is a founding Senior Partner at Apollo and has served as an officer of certain affiliates of Apollo since 1990. Prior to that time, Mr. Harris was a member of the Mergers and Acquisitions Department of Drexel Burnham Lambert Incorporated. Mr. Harris is also a Director of Breuners Home Furnishings Corporation, Pacer International, Inc., Quality Distribution Inc., Resolution Performance Products Inc. and Nalco Company.

Scott M. Kleinman has been a director of the Company and Compass Minerals Group since November 2001. Mr. Kleinman is a Partner at Apollo, where he has worked since February 1996. Prior to that time, Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division. Mr. Kleinman is also a Director of Resolution Performance Products Inc.

Douglas A. Pertz has been a director of Compass Minerals Group since November 2001. Mr. Pertz has been Chairman and Chief Executive Officer of IMC Global since March 2002. From October 2000 to March 2002, Mr. Pertz served as Chairman, President and Chief Executive Officer of IMC Global, and from October 1999 to October 2000, Mr. Pertz served as President and Chief Executive Officer of IMC Global. Mr. Pertz served as President and Chief Operating Officer of IMC Global from October 1998 to October 1999. Prior to joining IMC Global, Mr. Pertz served from 1995 to 1998 as President and Chief Executive Officer and as a director of Culligan Water Technologies, Inc., a leading manufacturer and distributor of water purification and treatment products.

Heinn F. Tomfohrde, III has been a director of Compass Minerals Group since November 2001. Mr. Tomfohrde has served the chemicals industry in a variety of leadership positions for 44 years. Currently, Mr. Tomfohrde serves in directorship positions only. Mr. Tomfohrde served as President and Chief Operating Officer of International Specialty Products, Inc. and its predecessor company, GAF Chemicals Corp., from 1987 to 1993. Prior to that time, Mr. Tomfohrde spent 31 years with Union Carbide Corp., rising from positions in research and development and marketing to senior management, serving as President of Union Carbides’s Consumer and Industrial Products Group from 1983 to 1986. Mr. Tomfohrde is also a Director of Resolution Performance Products Inc.

Bradley J. Bell has been a director of Compass Minerals Group since November 2003. Mr. Bell has been Executive Vice President and Chief Financial Officer of Nalco Company since November 2003. From 1997 to 2003, Mr. Bell served as Senior Vice President and Chief Financial Officer of Rohm and Haas Company. Prior to that time, Mr. Bell served from 1987 to 1997 as Vice President and Treasurer of the Whirlpool Corporation, and from 1980 to 1987 as Vice President and Treasurer of the Bundy Corporation. Mr. Bell is also a Director and Chairman of the Audit Committee of IDEX Corporation.

Board of Directors

Our board of directors is currently comprised of four directors. Upon consummation of this offering, we will increase the size of our board of directors by nominating and electing the directors of Compass Minerals Group that are not already directors of Compass. These directors have consented to be named as directors in this prospectus. Upon consummation of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three-year terms. Mr. Ducey, Mr. Tomfohrde and Mr. Pertz will serve in the class of directors whose terms will expire at our 2004 annual meeting; Mr. Asen, Mr. Bell and Mr. Clark will serve in the class of directors whose terms will expire at our 2005 annual meeting; and Mr. Harris, Mr. Kleinman, Mr. Falk and Mr. Copses will serve in the class of directors whose terms will expire at our 2006 annual meeting. Because only one third of our directors are elected at each annual meeting, two annual meetings of stockholders could be required for the stockholders to change a majority of the board.

Furthermore, following the consummation of this offering, we intend to nominate and elect up to two additional directors, both of which are expected to be independent directors. We do not currently have any committees of our board of directors. In accordance with the listing standards of the New York Stock Exchange, we will appoint an audit committee within three months from the date we are initially listed on the New York Stock Exchange and we expect to form additional committees of our board at that time as well. We expect to shift the composition of our board of directors as soon as practical to comply with the corporate governance rules of the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange.

Board Committees

Our board of directors will have standing audit and compensation committees. We may appoint additional committees of our board of directors in the future, including for purposes of complying with all applicable corporate governance rules of the New York Stock Exchange.

Audit Committee

We do not currently have an audit committee. Upon completion of this offering, we anticipate that the audit committee will consist of individuals meeting the New York Stock Exchange requirements. In addition, our board of directors will ensure that at least one member of the audit committee meets the New York Stock Exchange standard of possessing accounting or related financial management expertise. The audit committee will oversee the engagement of independent public accountants, review our annual financial statements and the scope of annual audits and consider matters relating to accounting policies and internal controls. The New York Stock Exchange has proposed new corporate governance rules with respect to the charter, structure and membership requirements for audit committees. We intend to comply with these rules once we are listed on the New York Stock Exchange.

Compensation Committee

We do not currently have a compensation committee. Following the completion of this offering, we anticipate that our compensation committee will consist of individuals meeting the relevant New York Stock Exchange requirements. The compensation committee will review, approve and make recommendations to our board of directors concerning our compensation practices, policies and procedures for our executive officers. The compensation committee’s duties will include the administration of our 2001 Stock Option Plan and compensation arrangements for our executives. The New York Stock Exchange has proposed new corporate governance rules with respect to the charter, structure and membership requirements for compensation committees. We intend to comply with these rules once we are listed on the New York Stock Exchange.

Board Compensation

The members of our board of directors are reimbursed for their out-of-pocket expenses. Those directors who are not employees of the Company also receive compensation for their service on the board of directors.

Executive Compensation

The following table sets forth the compensation for the year ended December 31, 2002 paid or awarded to the Chief Executive Officer and the four other most highly compensated executive officers serving as executive officers of our wholly owned subsidiary, Compass Minerals Group, or “the named executive officers.” There was no compensation paid to the executive officers of the Company, in their capacity as executive officers of the Company, for the year ended December 31, 2002.

Summary Compensation Table

			Long Term Compensation
			Awards	Payouts
	Annual Compensation for the Year Ended December 31, 2002		Securities Underlying Options/SARs (#)(2)	Long Term Incentive Payouts($)	All Other Compensation ($)(4)
Name and Principal Position	Salary($)	Bonus($)(1)
Michael E. Ducey(3) President and Chief Executive Officer of Compass and President and Chief Executive Officer of Compass Minerals Group	262,500	251,328	540,769	—	130,761
Robert F. Clark(3) President and Chief Executive Officer of Compass Minerals Group	155,352	63,715	—	—	660,715
Steven Wolf Vice President and General Manager, Highway Deicing and SOP of Compass Minerals Group	258,803	143,465	—	63,408	412,430
Keith E. Clark Vice President and General Manager, General Trade of Compass Minerals Group	199,190	93,234	—	8,150	325,054
David J. Goadby(5) Vice President of Compass Minerals Group and Managing Director, Salt Union Ltd.	168,774	47,095	—	—	219,886
Rodney L. Underdown Vice President and Chief Financial Officer of Compass and Chief Financial Officer of Compass Minerals Group	150,000	48,960	—	—	211,294

(1)	Bonuses were paid pursuant to the Compass Minerals Group Incentive Compensation Program. Under this program, bonus amounts were calculated on an annual basis according to business performance.
(2)	Represents the number of shares of our common stock underlying options (as adjusted to reflect changes in our capital structure following the date of grant).
(3)	Mr. Clark served as the President and Chief Executive Officer of Compass Minerals Group until April 1, 2002. Mr. Ducey became President and Chief Executive Officer of Compass Minerals Group on April 1, 2002.
(4)	Consists of sale and retention bonuses related to the change in ownership subsequent to the Recapitalization, certain moving expenses incurred by Mr. Ducey considered by the U.S. Internal Revenue Service to be compensation and other employer contributions to our tax-qualified and non-tax-qualified defined contribution and defined benefit retirement plans.
(5)	Mr. Goadby’s compensation is paid in British pounds sterling, which has been converted to U.S. dollars at a rate of £0.6427 per $1.00.

The following table shows all grants of options to acquire shares of our common stock made to our named executive officers during 2002.

	Number of Securities Underlying the Options Granted(1)		% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share		Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term(4)
Name							5%	10%
Michael E. Ducey	540,769	(2)	43.73%	$1.40	(3)	December 28, 2009	$365,442	$877,649

(1)	Each option was granted on April 1, 2002 pursuant to our 2001 Stock Option Plan. See “2001 Option Plan.” Each option is a non-qualified stock option and is not intended to be an “incentive stock option.” None of the options were vested or exercisable as of December 31, 2002 and Mr. Ducey did not exercise any options during 2002.
(2)	As adjusted to reflect changes in our capital structure following the date of grant.
(3)	Exercise price is equal to the fair market value at the date of the grant (as adjusted to reflect changes in our capital structure following the date of grant).
(4)	Potential realizable value is net of exercise price, but before deduction of taxes associated with exercise. A zero percent gain in stock price will result in zero dollars for the optionee. The dollar amounts indicated in these columns are the result of calculations assuming growth rates required by the SEC. These growth rates are not intended to forecast future appreciation, if any, in the price of our common stock.

2001 Option Plan

Our employees, consultants and directors (and employees, consultants and directors of our subsidiaries) are eligible to receive options under our 2001 Stock Option Plan. Prior to the closing of a public offering of our common stock registered under the Securities Act, the option plan will be administered by our board of directors (or, if determined by the board, by the compensation committee of the board). From and after the closing of a public offering of our common stock registered under the Securities Act, including the offering described in the registration statement, of which this prospectus forms a part, the option plan will be administered by a committee of two or more members of our board of directors, each of whom is both a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “outside director” for purposes of Section 162(m) of the Code. Notwithstanding the foregoing, our full board of directors will administer the option plan with respect to options granted to members of our board of directors who are not also our employees.

Options granted under the option plan may be non-qualified stock options or incentive stock options. The maximum number of shares of common stock that are issuable under the option plan is 2,783,283 (as adjusted to reflect changes in our capital structure and as may be further adjusted for future changes in our capital structure and other corporate transactions, such as stock dividends, stock splits, mergers and reorganizations). Furthermore, following the first meeting of our stockholders to occur after the close of the third calendar year following the calendar year in which our common stock is first registered under the Exchange Act (or such earlier date as required by Section 162(m) of the Code or the regulations issued thereunder), the maximum number of shares of common stock that may be subject to options granted to any individual in any calendar year may not exceed 1,000,000.

Following the consummation of the Recapitalization, we granted non-qualified options to purchase common stock to certain management employees, including the named executive officers. The per share exercise price of each option granted immediately following the Recapitalization was $1.40 (as adjusted to reflect changes in our capital structure following the date of grant), which was equal to the Recapitalization consideration per share of common stock (as adjusted to reflect changes in our capital structure following the date of grant). During the period following the Recapitalization, we have granted options under the option plan to designated newly-hired and other employees. The exercise price per share of these options is equal to an estimate of the fair market value per share of our common stock as of the date of the grant. The options shall generally become vested and exercisable as follows:

•	one-half of the options are time vesting options that will become vested and exercisable in equal annual installments on each of the first four anniversaries of the date of grant, so long as the optionee continues to provide services to us or one of our subsidiaries as of such anniversary.

•	one-half of the options are performance vesting options that will become vested and exercisable on the eighth anniversary of the date of grant, so long as the optionee continues to provide services to us or one of our subsidiaries as of such date. However, all or a portion of such performance vesting options will become vested and exercisable prior to such eighth anniversary upon a sale of our assets or capital stock pursuant to which Apollo achieves a specified internal rate of return. In addition, this offering or future offerings of our common stock may cause these performance vesting options to become immediately vested.

The term of the options is eight years and thirty days from the date of the date of grant. However, all unvested options will automatically expire upon the date of an optionee’s termination of employment (or termination of directorship or consultancy, as applicable). In addition, all vested options will generally expire one year following the termination of an optionee’s services by us, subject to certain exceptions. Shares of common stock purchased or acquired under the stock plan will generally be subject to restrictions on transfer, repurchase rights and other limitations set forth in the investor rights agreement. See “Description of Capital Stock—Investors Rights Agreement.” We intend to file a registration statement on Form S-8 under the Securities Act to register the issuance of those shares issuable or reserved for issuance under our 2001 Stock Option Plan.

The option plan may be modified or amended in any respect by the committee administering the option plan with the prior approval of our board of directors, except that the consent of each optionholder is required with respect to any amendment that impairs such optionholder’s rights. In addition, to the extent required by any applicable law, regulation or stock exchange rule, no amendment will be effective without the consent of our stockholders.

Deferred Compensation Plan

In connection with the consummation of the Recapitalization, we adopted the Salt Holdings Corporation Senior Executives’ Deferred Compensation Plan. The deferred compensation plan is not a tax qualified retirement plan. The deferred compensation plan is intended to allow certain highly-compensated employees to elect in advance to defer certain retention bonuses or other compensation and to allow such employees to transfer liabilities from certain IMC Global deferred compensation plans to our deferred compensation plan. Any amounts deferred into the deferred compensation plan represent a conditional right to receive our capital stock as described below. Amounts deferred under the deferred compensation plan are represented by bookkeeping accounts established and maintained by the administrator on behalf of the participants. Each such account is deemed to be invested in shares of our capital stock. Distributions shall generally be made to a participant under the deferred compensation plan in one lump sum in the form of our capital stock upon the participant’s termination of employment or upon Apollo “exit events.” In connection with the establishment of the deferred compensation plan, we have established a “rabbi trust,” which has been funded with shares of our capital stock. All assets contained in the rabbi trust will be subject to the claims of creditors in the event of bankruptcy or insolvency.

On September 29, 2003, the deferred compensation plan was terminated and our capital stock held in the deferred compensation plan was subsequently distributed to the participants.

Employment Agreements

Michael E. Ducey.    Compass Minerals Group entered into an employment agreement, dated March 12, 2002, with Mr. Ducey pursuant to which he agreed to serve as its Chief Executive Officer and be nominated for a seat on its board of directors. Under the agreement, Mr. Ducey is paid a base salary and is eligible for incentive bonuses based upon Compass Minerals Group meeting or exceeding financial objectives. Under the terms of the agreement, Mr. Ducey is subject to non-compete, non-solicitation and confidentiality requirements. In the event that Mr. Ducey’s employment is terminated without cause, he will receive his base pay until the earlier of twelve months, the day he accepts other employment or the day he violates the non-compete agreement.

David J. Goadby.    Salt Union Limited entered into a service agreement, dated September 1, 1997, with Mr. Goadby pursuant to which he was appointed as Managing Director of Salt Union until his employment is terminated by either Salt Union, giving Mr. Goadby not less than twelve months prior written notice, or Mr. Goadby, giving Salt Union not less than three months prior written notice. The agreement provides that Mr. Goadby be paid a base salary, as well as bonuses or additional remuneration, if any, as the board of directors of Salt Union may determine. For a period of six months following his termination, Mr. Goadby will be subject to non-compete, non-solicitation and non-dealing covenants with regard to customers and non-solicitation of suppliers and managerial, supervisory, technical, sales, financial and administrative employees. In the event of a change of control of Salt Union, Mr. Goadby will be entitled to terminate the agreement immediately and Salt Union will be obligated to pay him an amount equal to his annual base salary and the value of his company car and medical insurance calculated over a twelve month period.

Other Named Executive Officers.    We have not entered into employment agreements with any of our executive officers, except for the agreements entered into by our subsidiaries with Mr. Ducey and Mr. Goadby. Accordingly, each of our executive officers is currently an “at will” employee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of the date of this prospectus, and as adjusted to reflect the sale of the shares of common stock in this offering (assuming no exercise of the underwriters’ over-allotment option), by (i) each person that is a beneficial owner of more than 5% of our outstanding common stock, (ii) each selling stockholder, (iii) each director and named executive officer of the Company and (iv) all directors and executive officers of the Company as a group.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Prior to the Offering (1)		Shares Being Sold in the Offering	Number of Shares Beneficially Owned After the Offering(1)
	Number	%		Number	%
Apollo(2)	27,067,341	87.73%	13,564,389	13,502,952	43.76%
IMC Global(3)	1,778,681	5.76%	891,359	887,322	2.88%
Michael E. Ducey(4)	377,827	1.22%	31,023	346,804	1.12%
Keith E. Clark(4)	149,180	*	—	149,180	*
David J. Goadby(4)	88,475	*	7,530	80,945	*
Rodney L. Underdown(4)	68,705	*	—	68,705	*
Steven Wolf(4)	154,346	*	—	154,346	*
Joel A. Asen(5)	53,669	*	—	53,669	*
Robert F. Clark(6)	116,451	*	—	116,451	*
Peter P. Copses(5)	53,669	*	—	53,669	*
Robert H. Falk(5)	53,669	*	—	53,669	*
Joshua J. Harris(5)	53,669	*	—	53,669	*
Scott M. Kleinman(5)	53,669	*	—	53,669	*
Douglas A. Pertz(5)	53,669	*	—	53,669	*
Heinn F. Tomfohrde, III(5)	53,669	*	—	53,669	*
Bradley J. Bell(5)	37,367	*	—	37,367	*
Robert A. Beck(4)	75,726	*	4,124	71,602	*
Michael D. Zinke(4)	4,173	*	417	3,756	*
Alan D. Sheen(4)	13,611	*	1,158	12,453	*
All directors and officers as a group	1,368,034	4.43%	38,553	1,329,481	4.31%

*	Represents less than 1% of the outstanding shares of common stock (excluding any shares held by YBR Holdings that could be attributed to any of these individuals).

(1)	For purposes of this table, information as to the percentage of shares beneficially owned is calculated based on 30,853,586 shares of common stock outstanding prior to and after the consummation of the offering. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

(2)	Represents all shares held of record by YBR Holdings. YBR Holdings is an affiliate of, and is controlled by, Apollo through Apollo’s majority ownership of YBR Holdings’ membership interests. The address of each of YBR Holdings, Apollo and of Messrs. P. Copses, R. Falk, J. Harris and S. Kleinman is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.
(3)	The address of IMC Global is 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045.
(4)	Includes options that are currently exercisable or will become exercisable in the next 60 days. Does not include options to purchase 405,579, 160,056, 109,760, 73,658, 165,721, 68,970, 6,377 and 16,899 shares of our common stock that we have granted to Messrs. M. Ducey, K. Clark, D. Goadby, R. Underdown, S. Wolf, R. Beck, M. Zinke and A. Sheen, respectively. These options are subject to time and performance vesting conditions and are not currently exercisable (and will not become exercisable within the next 60 days). See “Management—2001 Option Plan.” The address of each of Messrs. M. Ducey, K. Clark, D. Goadby, R. Underdown, S. Wolf, R. Beck, M. Zinke and A. Sheen is c/o Compass Minerals International, Inc., 8300 College Boulevard, Overland Park, Kansas 66210.
(5)	Represents options to purchase 37,367 shares of our common stock that we have granted to Mr. B. Bell and 53,669 shares of our common stock that we have granted to each of Messrs. J. Asen, P. Copses, R. Falk, J. Harris, S. Kleinman, D. Pertz and H. Tomfohrde III. These options are exercisable immediately.
(6)	Does not include options to purchase 61,376 shares of our common stock that we have granted to Mr. R. Clark, which are subject to performance vesting conditions and are not currently exercisable (and will not become exercisable within the next 60 days). See “Management—2001 Option Plan.” The address of Mr. R. Clark is c/o Compass Minerals International, Inc., 8300 College Boulevard, Overland Park, Kansas 66210.

RELATED PARTY TRANSACTIONS

Ongoing Relationship with IMC Global

In connection with the Recapitalization, we entered into several additional agreements with IMC Global or their affiliates providing for the continuation or transfer and transition of certain aspects of our business operations. These agreements were the result of arm’s-length negotiations, and we believe they are on terms at least as favorable to us as those we could have obtained from unaffiliated third parties. Set forth below are descriptions of the material agreements that we or our affiliates have entered into with IMC Global.

Supply Agreements

We have contracted with IMC Global or its affiliates to supply some of our facilities with raw materials used in the production of our products and to supply to other facilities finished products that we distribute to our customers or other distributors. IMC Global supplies us with the following products:

•	coarse and mixed highway deicing salt, as a finished product, from IMC Global’s Esterhazy, Saskatchewan facility;

•	bulk white granular ice melt muriate of potash from IMC Global’s Belle Plaine, Saskatchewan facility;

•	packaged water softener muriate of potash, as a finished product, from IMC Global’s Belle Plaine, Saskatchewan facility;

•	muriate of potash, as a raw material, from IMC Global’s Esterhazy, Saskatchewan facility to our Ogden facility;

•	a variety of general trade salt products, as finished products, from IMC Global’s Hersey, Michigan facility; and

•	SOP, as a finished product, from IMC Global’s Carlsbad, New Mexico facility.

The initial terms of these supply contracts range from five to twelve years and are automatically extended by one-year intervals unless termination notice is given by either party six months prior to the end of the term. The prices we pay for these products vary depending on the product. However, we believe that the prices IMC Global charges us are generally as favorable as the prices that we can obtain from third parties. Some contracts require the purchase of all of our requirements for a particular product from IMC Global. Others require the purchase of no less than 90% of our requirements from IMC Global, while others have no purchase requirement at all. Certain of those contracts permit us to obtain a lower price elsewhere and, if IMC Global does not match the lower price, we can purchase at the lower price from the third party. We cannot exercise our matching rights under these provisions more than twice in a year. Under the Hersey salt supply contract, we are required to purchase no less than 200,000 tons of salt products each year under most circumstances and we can purchase from third parties if a force majeure event prevents IMC Global from delivering products to us. Pricing for the Esterhazy highway deicing salt contract is adjusted each year based on a Canadian product price index. Pricing under the other supply contracts is generally adjusted each year based on the movement in the sales prices of the products to our own or IMC Global’s customers. Under the Hersey salt supply contract, the price is adjusted each year based on a salt producer price index, although we have the right to change the pricing adjustment formula to a quarterly adjustment based on the prices we sell the products to our customers.

On June 23, 2003, we purchased IMC Global’s SOP business, including its SOP marketing business, Carlsbad, New Mexico SOP product line and inventory. The SOP supply contract that grants us the right to purchase SOP from IMC Global has been in place since the Recapitalization and, as a result of the purchase of IMC Global’s remaining SOP business in June 2003, will terminate no later than November 30, 2003.

Railcars

We sublease railcars from affiliates of IMC Global that are used by us to transport products used in our business. At September 30, 2003, we leased approximately 103 railcars with terms that expire on various dates throughout 2003 and with options available on some railcars until 2014.

Management Consulting Agreement

In connection with the Recapitalization, we entered into a management consulting agreement with Apollo. The agreement allows us and any of our affiliates to avail itself of Apollo’s expertise in areas such as financial transactions, acquisitions and other matters that relate to our business, administration and policies. Apollo received a one time transaction fee for structuring the Recapitalization and thereafter received an annual fee for its management services and advice. Following this offering, we intend to amend the management consulting agreement whereby Apollo will have the right to terminate the amended management consulting agreement at any time upon prior written notice to the Company. Upon Apollo’s election to terminate the amended management consulting agreement, we will pay Apollo approximately $5.5 million, less any amounts paid under the annual fee from the date of the amended agreement, as a final payment for all services rendered under the agreement. Upon termination of the agreement by Apollo, any future obligations of Apollo under the agreement will effectively terminate. Such payment will be expensed as incurred. Apollo will maintain the right following termination to act, in return for additional fees, as our financial advisor or investment banker for any merger, acquisition, disposition or the like if we decide to hire someone to fill such a role.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below the principal terms of the agreements that govern our material outstanding indebtedness. This summary is not a complete description of all of the terms of the agreements and you should refer to the relevant agreement for additional information, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

The Senior Credit Facilities

In connection with the offering of the April 2002 senior subordinated notes by Compass Minerals Group, we amended and restated our senior credit facilities with a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the terms of the amended and restated senior credit facilities. We encourage you to read our amended and restated credit agreement contained in the exhibits to the registration statement of which this prospectus is a part.

The amended and restated senior credit facilities provide for senior secured financing by Compass Minerals Group and certain of its subsidiaries of up to $285.0 million, consisting of (a) a $150.0 million term loan credit facility with a maturity of eight years from the date of the Recapitalization and (b) a $135.0 million revolving credit facility that will terminate in six and one-half years from the date of the Recapitalization. The revolving credit facility permits our Canadian subsidiary to borrow up to the Canadian dollar equivalent of $30.0 million in revolving loans and our U.K. subsidiary to borrow up to the pounds sterling equivalent of $10.0 million in revolving loans. The revolving credit facility includes a $50.0 million sub-limit for the issuance of letters of credit for our account. All borrowings are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Proceeds of the term loan credit facility were used to finance the Recapitalization. Proceeds of the revolving credit facility have been and will be used for general corporate purposes.

Interest and Fees

The interest rates per annum applicable to loans under the amended and restated senior credit facilities (other than revolving loans to either of the foreign borrowers) are, at the option of Compass Minerals Group, a base rate or eurodollar rate plus, in each case, an applicable margin. The applicable margin for loans under the revolving credit facility is subject to adjustment based on Compass Minerals Group’s total leverage ratio. The base rate is a fluctuating interest rate equal to the higher of (a) the prime rate reported by The Chase Manhattan Bank and (b) the federal funds effective rate plus one-half of one percent (0.5%). The interest rates per annum applicable to revolving loans made to either of the foreign borrowers under the revolving credit facility are at the rates plus applicable margins set forth in the amended and restated senior credit agreement governing the amended and restated senior credit facilities. In addition, the borrowers are required to pay to the lenders under the revolving credit facility a commitment fee in respect of the unused commitments thereunder at a rate per annum that is subject to adjustment based on our total leverage ratio.

Prepayments

The term loan credit facility is required to be prepaid with 100% of the net cash proceeds of certain asset sales and certain debt issuances, 75% of annual excess cash flow and 50% of the net cash proceeds of certain equity issuances by us, in each case, subject to certain exceptions and subject to percentage reductions or elimination based on the total leverage ratio of Compass Minerals Group.

Voluntary prepayments of loans under the amended and restated senior credit facilities and voluntary reductions in the unused commitments under the revolving credit facility are permitted in whole or in part, in minimum amounts and subject to certain other exceptions as set forth in the amended and restated senior credit agreement.

Amortization of Principal

The term loan amortization payments due before 2009 are nominal amounts. The remaining balance of the term loan will generally amortize in equal quarterly installments in the eighth year of the term loan credit facility.

Collateral and Guarantees

We and our domestic subsidiaries guarantee (on a senior basis) the obligations of the borrowers under the amended and restated senior credit facilities. Substantially all of the domestic guarantors’ real and personal property, including intercompany notes held by the domestic guarantors and certain equity interests held by the domestic guarantors in their respective subsidiaries, secure the domestic guarantees and the obligations of the borrowers under the amended and restated senior credit facilities.

In addition, certain of our foreign subsidiaries, including the foreign borrowers, guarantee (on a senior basis) the obligations of the foreign borrowers under the amended and restated senior revolving credit facility. Substantially all of the foreign guarantors’ real and personal property, including intercompany notes held by the foreign guarantors and certain equity interests held by the foreign guarantors in their respective subsidiaries, secure the foreign guarantees and the obligations of the foreign borrowers under the amended and restated senior revolving credit facility.

Covenants and Other Matters

The amended and restated senior credit facilities require us to comply with certain financial covenants, including a maximum total leverage ratio and a minimum interest coverage ratio. The amended and restated senior credit facilities include negative covenants restricting our and our subsidiaries’ ability to, among other things:

•	declare dividends or redeem or repurchase capital stock;

•	prepay, redeem or purchase certain debt (including the senior discount notes);

•	incur liens and engage in sale-leaseback transactions;

•	make loans and investments;

•	guarantee or incur additional debt;

•	amend or otherwise alter terms of debt and other material agreements (including the senior discount notes);

•	make capital expenditures;

•	engage in mergers, acquisitions and other business combinations;

•	sell assets;

•	transact with affiliates; and

•	alter the business we conduct.

The amended and restated senior credit facilities contain customary representations and warranties, affirmative covenants and events of default, including change of control, default under agreements governing our other indebtedness, material judgments in excess of $5,000,000 and inaccuracy of representations and warranties.

In addition, the terms of our amended and restated senior credit facilities restrict our subsidiaries from paying dividends to us in order to fund cash interest payments on the senior discount notes after June 1, 2008 if we do not comply with an adjusted senior indebtedness leverage ratio or if a default or event of default has occurred and is continuing under our amended and restated senior credit facilities. We cannot assure you that the agreements governing our amended and restated senior credit facilities will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund scheduled cash interest and principal payments on the senior discount notes when due. See “Risk Factors—Restrictive covenants in the agreements governing our indebtedness and certain indebtedness of Compass Minerals Group may restrict our ability to pursue our business strategies.”

12¾% Senior Discount Notes Due 2012

On December 20, 2002, we issued $123,500,000 in aggregate principal amount at maturity of our 12¾% senior discount notes due 2012 in a private transaction under Rule 144A and Regulation S of the Securities Act. Prior to December 15, 2007, interest will accrue in the form of an increase in the accreted value of the senior discount notes, and no cash interest will be paid. Thereafter, cash interest on the senior discount notes will accrue at the rate of 12¾% per annum and be payable semiannually in arrears on June 15 and December 15 of each year, commencing on June 15, 2008. The accreted value of each senior discount note will increase at a rate of 12¾% per annum from the date of issuance until December 15, 2007, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on December 15, 2007.

The senior discount notes are unsecured senior obligations of the Company. Accordingly, they rank equally with all of our existing and future unsecured senior indebtedness, senior to any of our future indebtedness that expressly provides for subordination to the senior discount notes, and subordinated to any of our secured indebtedness to the extent of the value of the security for that indebtedness, including our guarantee of our senior credit facilities. The senior discount notes will be effectively subordinated to all of the existing and future indebtedness of our subsidiaries.

We may redeem the senior discount notes at any time on or after December 15, 2007, in whole or in part, in cash at the redemption prices described in indenture governing the senior discount notes, plus accrued and unpaid interest to the date of redemption. At any one or more times on or before December 15, 2005, we may choose to repurchase up to 35% of the senior discount notes with the money what we raise in one or more equity offerings, as long as we pay 112¾% of the accreted value of the senior discount notes and at least 65% of the original aggregate principal amount at maturity of senior discount notes remains outstanding after the redemption. Upon the occurrence of a change in control, we may be required to make an offer to purchase all outstanding senior discount notes at a price equal to 101% of the accreted value thereof, plus accrued and unpaid interest, if any, to the date of purchase. In addition, upon the occurrence of a change in control prior to December 15, 2007, we may redeem the senior discount notes, in whole but not in part, at a redemption price equal to the accreted value of the senior discount notes plus an applicable premium described in the indenture.

The indenture governing the senior discount notes contains certain restrictive covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments;

•	permit payments or dividend restrictions on certain of our subsidiaries;

•	sell assets;

•	create liens;

•	engage in transactions with affiliates; and

•	consolidate or merge or sell all or substantially all of our assets and the assets of our restricted subsidiaries.

12% Senior Subordinated Discount Notes Due 2013

On May 22, 2003, we issued $179,600,000 in aggregate principal amount at maturity of our 12% senior subordinated discount notes due 2013 in a private transaction under Rule 144A and Regulation S of the Securities Act. Prior to June 1, 2008, interest will accrue in the form of an increase in the accreted value of the subordinated discount notes, and no cash interest will be paid. Thereafter, cash interest on the subordinated discount notes will accrue at a rate of 12% per annum and be payable semiannually in arrears on June 1 and December 1 of each year, commencing on December 1, 2008. The accreted value of each subordinated discount note will increase at a rate of 12% annum from the date of issuance until June 1, 2008, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on June 1, 2008.

The subordinated discount notes are unsecured senior subordinated obligations of the Company. Accordingly, they rank subordinated in right of payment to all of our existing and future senior indebtedness, including our guarantee of our senior credit facilities and the senior discount notes, equally with any of our future unsecured senior subordinated indebtedness, and senior to any of our future indebtedness that is expressly subordinated in right of payment to the subordinated discount notes. The subordinated discount notes will be effectively subordinated to all of the existing and future indebtedness of our subsidiaries.

We may redeem any of the subordinated discount notes at any time on or after June 1, 2008, in whole or in part, in cash at the redemption prices described in indenture governing the subordinated discount notes, plus accrued and unpaid interest to the date of redemption. At any one or more times on or before June 1, 2006, we may choose to repurchase up to 35% of the subordinated discount notes with the money what we raise in one or more equity offerings, as long as we pay 112% of the accreted value of the subordinated discount notes and at least 65% of the original aggregate principal amount at maturity of subordinated discount notes remains outstanding after the redemption. Upon the occurrence of a change in control, we may be required to make an offer to purchase all outstanding subordinated discount notes at a price equal to 101% of the accreted value thereof, plus accrued and unpaid interest, if any, to the date of purchase. In addition, upon a change in control prior to June 1, 2008, we may redeem the subordinated discount notes, in whole but not in part, at a redemption price equal to the accreted value of the subordinated discount notes plus an applicable premium described in the indenture.

The indenture governing the subordinated discount notes contains certain restrictive covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments;

•	permit payments or dividend restrictions on certain of our subsidiaries;

•	sell assets;

•	create liens;

•	engage in transactions with affiliates; and

•	consolidate or merge or sell all or substantially all of our assets and the assets of our restricted subsidiaries.

Compass Minerals Group 10% Senior Subordinated Notes Due 2011

Our wholly owned subsidiary, Compass Minerals Group, has outstanding $325.0 million in aggregate principal amount of 10% Senior Subordinated Notes due 2011. Interest on the senior subordinated notes is payable semiannually on February 15 and August 15 of each year. The senior subordinated notes are guaranteed by all of Compass Minerals Group’s domestic subsidiaries.

The senior subordinated notes constitute unsecured, subordinated indebtedness of Compass Minerals Group. The senior subordinated notes are effectively subordinated in right of payment to all existing and future senior indebtedness of Compass Minerals Group and the guarantees are subordinated in right of payment to all existing and future senior indebtedness of the guarantors.

On or after August 15, 2006, Compass Minerals Group may redeem some or all of the senior subordinated notes in cash at the redemption prices described in the indenture governing these notes, plus accrued and unpaid interest to the date of redemption. Prior to August 15, 2004, Compass Minerals Group may redeem up to 35% of the senior subordinated notes with the proceeds of certain equity offerings of the Company or Compass Minerals Group at a purchase price of 110% of the principal amount of senior subordinated notes. Upon the occurrence of a change of control of the Company or Compass Minerals Group, we must offer to repurchase the senior subordinated notes at a purchase price equal to 101% of the aggregate principal amount, plus accrued and unpaid interest. In addition, upon the occurrence of a change of control prior to August 15, 2006, Compass Minerals Group may redeem the senior subordinated notes, in whole but not in part, at a redemption price equal to the principal amount of the senior subordinated notes plus an applicable premium described in the indenture.

The indenture governing the senior subordinated notes contains certain restrictive covenants that limit, among other things, the ability of Compass Minerals Group and the ability of its subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on, redeem or repurchase its capital stock;

•	make investments;

•	permit payments or dividend restrictions on certain of its subsidiaries;

•	sell assets;

•	create certain liens;

•	engage in certain transactions with affiliates; and

•	consolidate or merge or sell all or substantially all of its assets and the assets of its restricted subsidiaries.

DESCRIPTION OF CAPITAL STOCK

General Matters

Immediately prior to the effectiveness of our amended and restated certificate of incorporation, we had the authority to issue the following total number of shares of capital stock:

•	9,500,000 shares of class A common stock, $.01 par value, of which 6,003,775 shares were outstanding;

•	500,000 shares of class B common stock, $.01 par value, of which 52,874 shares were outstanding; and

•	150,000 shares of preferred stock, $.01 par value, of which 1,749 shares designated as Series A redeemable preferred were outstanding.

Upon the effectiveness of our amended and restated certificate of incorporation:

•	each outstanding share of our class B common stock was converted into one share of our class A common stock;

•	each share of class A common stock then outstanding was exchanged for one share of a newly designated single class of common stock;

•	the number of our authorized shares of capital stock was increased to 200,000,000 shares of common stock and 10,000,000 shares of preferred stock; and

•	each share of common stock then outstanding was split into approximately 4.982 shares of common stock by means of a stock split.

Prior to the offering, each outstanding share of our series A redeemable preferred stock will be redeemed and cancelled for an aggregate redemption price of approximately $1.9 million (including accrued interest of $0.1 million to the date of redemption).

Upon completion of this offering, there will be 30,176,058 shares of common stock outstanding and no shares of series A redeemable preferred stock outstanding. The following description is qualified in its entirety by reference to all of the provisions of our amended and restated certificate of incorporation, as amended, and by-laws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Subject to the rights of the holders of any preferred stock that may be outstanding, holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to share in any distribution of our assets after payment of liabilities and the liquidation preference of any of our outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of stockholders. Holders of common stock have no cumulative voting rights or, subject to the amended and restated stock rights agreement, preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to our common stock. Thus, the holders of a majority of our outstanding common stock will be able to elect all members of our board of directors and to take other actions requiring a vote of our common stock.

Preferred Stock

Upon the effectiveness of our amended and restated certificate of incorporation, our board of directors is authorized to issue up to 10,000,000 shares of preferred stock, in one or more series, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by our board of directors without any further stockholder approval.

Amended and Restated Stock Rights Agreement

In connection with the Recapitalization, we entered into a stock rights agreement with Apollo, certain affiliates of Apollo and IMC Global. On June 23, 2003, in connection with the purchase of a portion of IMC Global’s ownership of our common stock, the stock rights agreement was amended and restated. The material provisions of that agreement are as follows:

Registration Rights. Under the terms of the amended and restated stock rights agreement, we have agreed to register our shares of common stock owned by Apollo, certain of its affiliates and permitted transferees, and IMC Global under the following circumstances:

•	Demand Rights. Upon written request from Apollo or certain affiliates of Apollo, we will register shares of common stock specified in such request for resale under an appropriate registration statement filed and declared effective by the SEC. We will not be obligated to effectuate a registration until 180 days after the consummation of this offering. We may defer a demand for registration by up to 90 days if our board of directors determines it would be materially detrimental to us to file a registration statement. We may only exercise this deferral right twice in any 12-month period.

•	Piggyback Rights. If at any time we file a registration statement for the purposes of making a public offering of our common stock, or register outstanding shares of common stock for resale on behalf of any holder of our common stock, the other parties to the amended and restated stock rights agreement may elect to include in such registration any shares of common stock such person holds. We or the managing underwriter may exclude all or a part of the shares if market factors dictate pursuant to an order of priority specified in the amended and restated stock rights agreement.

•	Lockup. In consideration of these registration rights, the stockholders who are parties to the amended and restated stock rights agreement have agreed not to sell shares of common stock for a period not to exceed 60 days prior to and 180 days following the effective date of any registration statement filed by us in connection with an underwritten public offering, subject to certain exceptions.

Investor Rights Agreement

In connection with the Recapitalization, we entered into an investor rights agreement with certain holders of our common stock, including the members of management who purchased shares of 1,330,035 common stock at the time of the Recapitalization and all of our employees who may receive shares of common stock upon exercise of options granted pursuant to the 2001 Stock Option Plan or pursuant to a distribution of shares of common stock from the deferred compensation plan. The material provisions of that agreement are as follows:

General.    Under the terms of the investor rights agreement, subject to certain exceptions, the holders of our common stock that are parties to the investor rights agreement and not affiliates of Apollo may not sell or otherwise dispose of their shares of common stock without our prior consent. In addition, under the terms of the investor rights agreement, we or Apollo, through its affiliate YBR Holdings, may repurchase shares of common stock held by our employee stockholders upon the occurrence of certain events set forth in the investor rights agreement (including certain terminations of employment). Holders are permitted to dispose of their common stock in a public offering in connection with their piggyback registration rights, as described below, and in any public offering at least twelve months following the consummation of this offering.

Piggyback Registration Rights.    If at any time we file a registration statement for the purpose of making a public offering of our common stock, the holders party to the investor rights agreement may elect to include in such registration any shares of common stock such person holds. We or the managing underwriter in the public offering may exclude all or a part of the shares if market factors dictate pursuant to an order of priority specified in the investor rights agreement. We anticipate that our employee stockholders may elect to include some or all of their shares of common stock in this offering.

Lockup.    The stockholders who are parties to the investor rights agreement and are not affiliates of YBR Holdings have agreed not to sell or otherwise dispose of their shares of common stock without the consent of Compass for a period not to exceed 180 days following the effective date of any registration statement filed by us in connection with an underwritten public offering, subject to certain exceptions.

Anti-Takeover Effects of Provisions of Delaware Law and our Charter Documents

Amended and Restated Certificate of Incorporation

Certain provisions of our amended and restated certificate of incorporation may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in the stockholder’s best interests, including those attempts that might result in a premium being paid over the market price for the shares held by a stockholder.

Under our amended and restated certificate of incorporation and our by-laws, and upon consummation of this offering, our board of directors will be divided into three classes whose members will serve three-year staggered terms. In addition, under Delaware law and our amended and restated certificate of incorporation and by-laws, directors may be removed only for cause. Under our amended and restated certificate of incorporation and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company.

Our amended and restated certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our amended and restated certificate of incorporation and by-laws also provide that, except as otherwise required by law, special meetings of stockholders can only be called by our chairman, our board of directors or our president. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Our amended and restated certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. Our board of directors may by resolution establish one or more series of preferred stock, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by our board of directors without any further stockholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition or control of the Company.

Rights Plan

In connection with our initial public offering, we entered into a rights agreement pursuant to which each share of our common stock has one right attached to it. Each right entitles the holder to purchase one one-thousandth of a share of a new series of our preferred stock designated as series A junior participating preferred stock at an exercise price to be determined by our board of directors. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and American Stock Transfer & Trust Company, as the rights agent, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.

Rights will only be exercisable under limited circumstances specified in the rights agreement when there has been a distribution of the rights and such rights are no longer redeemable by us.

If any person or group, other than one involving Apollo, acquires beneficial ownership of 15% or more of the outstanding shares of our common stock, or acquires shares representing 15% or more of the voting power of our outstanding common stock, the “flip-in” provision of the rights agreement will be triggered and the rights will entitle a holder, other than such person, any member of such group or related person (as to whom such rights will be null and void) to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each right. If we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of the acquiring or surviving company’s common stock having a market value at that time of twice the rights’ exercise price.

The rights will expire upon the tenth anniversary of the date of the rights agreement unless such date is extended or the rights are earlier redeemed or exchanged by us. At no time will the rights have any voting powers. The provisions of the rights agreement may be amended by our board of directors in some circumstances.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the rights may deter certain acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the board of directors to negotiate with a potential acquiror on behalf of all of the stockholders.

Delaware Takeover Statute

Our amended and restated certificate of incorporation provides that we are not governed by Section 203 of the General Corporation Law of Delaware which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

Transfer Agent and Registrar

We have appointed American Stock Transfer & Trust Company as the transfer agent and registrar for our common stock.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CMP”.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have outstanding 30,176,058 shares of common stock, assuming no exercise of outstanding options. Of these shares, 14,500,000 shares of common stock will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Shares of common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.

Lock-Up Agreements

We, our executive officers and directors and all selling stockholders holding an aggregate of 15,210,674 shares of common stock have agreed with the underwriters of this offering not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. or in other limited circumstances. See “Underwriting.”

Rule 144

In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 301,761 shares after the completion of this offering; or

•	the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), persons who are not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who have beneficially owned the shares proposed to be sold for at least two years, are entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period generally includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold immediately upon completion of this offering. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions described above.

Registration of Shares under 2001 Stock Option Plan

As of the date of this prospectus, options to purchase a total of 2,217,009 shares of common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register the issuance and resale of those shares issuable or reserved for issuance under our 2001 Stock Option Plan. That registration statement automatically will become effective upon filing. As a result, when the options are exercised, the shares of common stock issuable on exercise thereof will be freely transferable under the Securities Act, except that any shares issued to “affiliates,” as that term is defined in Rule 144, will be subject to limitations and restrictions that are described above. See “Management—2001 Stock Option Plan.”

Registration Rights

Upon the consummation of this offering, Apollo will have the right to register its remaining shares of common stock pursuant to the amended and restated stock rights agreement. In addition, certain holders of our common stock have piggyback registration rights pursuant to the amended and restated stock rights agreement and the investor rights agreement. See “Description of Capital Stock.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

OF OUR COMMON STOCK

The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-United States holder is any beneficial owner of our common stock that for United States federal income tax purposes is not a “United States person.” For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or a partnership (or other entity taxable as a corporation or a partnership) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person.

If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special circumstances. United States expatriates, insurance companies, tax-exempt organizations, dealers in securities, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid United States federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States holder should consult its own tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

Payments on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

Amounts treated as dividends paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits.

In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-United States holder may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed timely with the IRS. If a non-United States holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder or, if a tax treaty applies, attributable to a United States permanent establishment maintained by such non-United States holder;

•	the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, however, such common stock will be treated as United States real property interests only if the non-United States holder actually or constructively held more than 5 percent of such regularly traded common stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Gain described in the second bullet point above (which may be offset by United States source capital losses) will be subject to a flat 30% United States federal income tax. Non-United States holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-United States holder of our common stock if the holder has provided the certification described above that it is not a United States person or has otherwise established an exemption.

Payments of the proceeds from a disposition effected outside the United States by a non-United States holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or a foreign partnership if (1) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate hold more than 50 percent of the income or capital interest in such partnership or (2) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless the broker has documentary evidence that the beneficial owner is a non-United States holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by a non-United States holder of common stock made by or through the United States office of a broker is generally subject to information reporting and backup withholding unless the non-United States holder certifies as to its non-United States holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder’s United States federal income tax liability provided the required information is furnished timely to the IRS.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and UBS Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	5,510,000
Credit Suisse First Boston LLC	2,755,000
J.P. Morgan Securities Inc.	2,066,250
Deutsche Bank Securities Inc.	1,721,875
UBS Securities LLC	1,721,875
A.G. Edwards & Sons, Inc.	145,000
Edward D. Jones & Co., L.P.	145,000
Legg Mason Wood Walker, Incorporated	145,000
Raymond James & Associates, Inc.	145,000
CMG Institutional Trading LLC	145,000

Total	14,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,175,000 shares from certain selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,175,000 additional shares.

Paid by Selling Stockholders

	No Exercise	Full Exercise

Per Share	$0.91	$0.91
Total	$13,195,000	$15,174,250

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.5460 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We, our executive officers and directors and the selling stockholders have agreed with the underwriters not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

Prior to the offering, there has been no public market for the shares. The initial public offering price was negotiated among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of these factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CMP”. In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

No syndicate member has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the shares in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to shares which are intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal or holding of securities (whether as principal or as agent).

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

We and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,500,000.

The Company and each selling stockholder has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

VALIDITY OF THE COMMON STOCK

The validity of the shares being sold in this offering will be passed upon for us by Latham & Watkins LLP, New York, New York and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our combined and consolidated financial statements and schedule at December 31, 2001, and for each of the two years in the period ended December 31, 2001, as set forth in their report appearing herein. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2002 and for the year then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by the selling stockholders. This prospectus contains all information about the Company and our common stock that may be material to an investor. The registration statement includes exhibits and schedules to which you should refer for additional information about us.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this web site.

We are currently obligated to file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website upon each filing. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these statements, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s web site, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

We intend to send our stockholders annual reports containing audited financial statements and to make available quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

I NDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants

To the Board of Directors and Shareholders

of Compass Minerals International, Inc. (formerly Salt Holdings Corporation):

In our opinion, the consolidated financial statements listed in the annual information section of the index appearing on page F-1 present fairly, in all material respects, the financial position of Compass Minerals International, Inc. (formerly Salt Holdings Corporation) and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in Part II, Item 16(B) of this registration statement presents fairly, in all material respects, the information set forth therein as of and for the year ended December 31, 2002 when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Kansas City, Missouri

April 7, 2003

except for Notes 13 and 18, which are as of May 5, 2003,

except for Note 2.n., which is as of November 3, 2003,  and except for Note 19, which is as of December 11, 2003

Report of Independent Auditors

To the Board of Directors and Shareholders

Compass Minerals International, Inc. (formerly Salt Holdings Corporation)

We have audited the accompanying consolidated balance sheet of Compass Minerals International, Inc. (formerly Salt Holdings Corporation) as of December 31, 2001, and the related combined and consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2001. Our audits also included the financial statement schedule for the years ended December 31, 2001 and 2000 presented at Item 16(B) in Part II of this registration statement. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compass Minerals International, Inc. (formerly Salt Holdings Corporation) at December 31, 2001, and the combined and consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule for the years ended December 31, 2001 and 2000, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    Ernst & Young LLP

Kansas City, Missouri

December 9, 2002, except for Note 13,

for which the date is May 8, 2003,

except for Note 2.n., for which the

date is November 3, 2003,  and except for Note 19,  for which the date is December 11, 2003

COMPASS MINERALS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

(in millions, except share data)

	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$11.9	$15.9
Receivables, less allowance for doubtful accounts of $1.6 million in 2002 and $2.0 million in 2001	94.5	87.9
Inventories	96.5	99.4
Other	0.7	2.0

Total current assets	203.6	205.2

Property, plant and equipment, net	263.4	271.0
Intangible assets—mineral interests	149.8	151.1
Other	27.3	28.3

Total assets	$644.1	$655.6

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$1.2	$2.5
Accounts payable	62.3	52.8
Accrued expenses	9.1	17.5
Accrued interest	12.6	3.2
Accrued salaries and wages	12.6	10.5
Income taxes payable	4.8	2.9

Total current liabilities	102.6	89.4
Long-term debt, net of current portion	503.3	512.6
Notes due to related parties, including accrued interest	3.3	11.4
Deferred income taxes	99.2	101.1
Other noncurrent liabilities	25.3	10.3

Commitments and contingencies (Note 10)
Mandatorily redeemable preferred stock, issued and outstanding shares—16,462 at December 31, 2002 and 73,704 at December 31, 2001	19.1	74.6

Stockholders’ equity (deficit):
Common Stock: Class A, $0.01 par value, authorized shares—47,331,869 at December 31, 2002 and 2001; issued and outstanding shares—35,103,830 at December 31, 2002 and 34,854,690 at December 31, 2001	0.3	0.3
Additional paid in capital	81.5	67.8
Accumulated deficit	(190.6)	(209.5)
Accumulated other comprehensive (loss) income	0.1	(2.4)

Total stockholders’ equity (deficit)	(108.7)	(143.8)

Total liabilities and stockholders’ equity (deficit)	$644.1	$655.6

The accompanying notes are an integral part of the combined and consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2002, 2001 and 2000

(in millions, except share data)

	2002	2001	2000
Sales	$502.6	$523.2	$509.2
Cost of sales—shipping and handling	137.5	143.2	140.0
Cost of sales—products	239.2	257.0	272.0

Gross profit	125.9	123.0	97.2
Selling, general and administrative expenses	40.6	38.9	35.5
Goodwill write-down	—	—	191.0
Restructuring and other charges	7.7	27.0	425.9

Operating earnings (loss)	77.6	57.1	(555.2)

Other (income) expense:
Interest expense	42.4	14.4	16.4
Other, net	4.9	(3.1)	(0.2)

Income (loss) before income taxes	30.3	45.8	(571.4)
Income tax expense (benefit)	11.4	26.8	(103.7)

Net income (loss)	18.9	19.0	(467.7)
Dividends on redeemable preferred stock	10.6	0.8	—

Net income (loss) available for common stock	$8.3	$18.2	$(467.7)

Net income (loss) per share, basic	$0.24	$5.65	$(938,709.50)
Net income (loss) per share, diluted	0.23	5.65	(938,709.50)

Basic weighted-average shares outstanding	35,039,110	3,220,724	498
Diluted weighted-average shares outstanding	35,474,539	3,220,724	498

The accompanying notes are an integral part of the combined and consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the years ended December 31, 2002, 2001 and 2000

(in millions)

	Common Stock	Additional Paid In Capital	Accumulated Excess (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1999	$—	$944.7	$(189.6)	$2.5	$757.6
Comprehensive loss:
Net loss			(467.7)		(467.7)
Cumulative translation adjustments				(1.4)	(1.4)

Comprehensive loss					(469.1)

Balance, December 31, 2000	—	944.7	(657.3)	1.1	288.5
Comprehensive income:
Net income			36.0		36.0
Cumulative translation adjustments				(3.2)	(3.2)

Comprehensive income					32.8
Capital contribution from IMC		82.0			82.0
Dividend to IMC and affiliates			(71.1)		(71.1)

Balance, November 27, 2001	$—	$1,026.7	$(692.4)	$(2.1)	$332.2

Balance, November 28, 2001	$—	$—	$—	$—	$—
Contribution of IMCI net assets to CMI (Note 1)	282.1	(23.6)			258.5
Capital contribution		0.5			0.5
Other		0.9			0.9
Redemption and cancellation of stock held by IMC	(281.8)	90.8	(192.5)		(383.5)
Dividends on preferred stock		(0.8)			(0.8)
Comprehensive loss:
Net loss			(17.0)		(17.0)
Unfunded pension losses, net of tax				(5.4)	(5.4)
Cumulative translation adjustments				3.0	3.0

Comprehensive loss					(19.4)

Balance, December 31, 2001	0.3	67.8	(209.5)	(2.4)	(143.8)
Dividends on preferred stock		(10.6)			(10.6)
Other		1.1			1.1
Comprehensive income:
Net income			18.9		18.9
Unfunded pension losses, net of tax				(6.5)	(6.5)
Unrealized gain on cash flow hedges, net of tax				0.1	0.1
Cumulative translation adjustments				8.9	8.9

Comprehensive income					21.4
Capital contributions		23.2			23.2

Balance, December 31, 2002	$0.3	$81.5	$(190.6)	$0.1	$(108.7)

The accompanying notes are an integral part of the combined and consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002, 2001 and 2000

(in millions)

	2002	2001	2000
Cash flows from operating activities:
Net income (loss)	$18.9	$19.0	$(467.7)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Depreciation, depletion and amortization	37.1	32.6	44.3
Finance fee amortization	1.9	0.2	—
Goodwill write-down	—	—	191.0
Early extinguishment of long-term debt	5.3	—	—
Restructuring charge and other charges, net of cash	1.1	1.4	425.6
Accreted non-cash interest	1.1	—	—
Deferred income taxes	(1.9)	8.2	(129.6)
Loss on disposal of property, plant and equipment	0.2	0.2	1.9
Changes in operating assets and liabilities:
Receivables	(5.9)	36.3	(44.4)
Inventories	3.8	(20.9)	24.8
Other assets	0.6	1.8	0.6
Accounts payable and accrued expenses	14.8	3.8	11.0
Due to IMC and affiliates	—	32.1	15.1
Other noncurrent liabilities	5.4	(2.3)	(0.5)

Net cash provided by operating activities	82.4	112.4	72.1

Cash flows from investing activities:
Capital expenditures	(19.5)	(43.0)	(33.7)
Proceeds from sales of property, plant and equipment	0.6	0.2	0.9
Other	(0.2)	(0.8)	(1.2)

Net cash used in investing activities	(19.1)	(43.6)	(34.0)

Cash flows from financing activities:
Revolver activity	(39.8)	35.4	1.6
Proceeds from issuance of long-term debt	78.4	475.0	—
Principal payments on other long-term debt, including capital leases	(115.9)	(66.2)	(5.3)
Payments from (to) IMC and affiliates, net	—	(81.1)	(39.6)
Dividend to IMC and affiliates	—	(398.8)	—
Deferred financing costs	(6.3)	(18.0)	—
Capital contributions	12.8	—	—
Other	1.0	—	—

Net cash used in financing activities	(69.8)	(53.7)	(43.3)

Effect of exchange rate changes on cash and cash equivalents	2.5	0.5	1.3

Net increase (decrease) in cash and cash equivalents	(4.0)	15.6	(3.9)
Cash and cash equivalents, beginning of year	15.9	0.3	4.2

Cash and cash equivalents, end of year	$11.9	$15.9	$0.3

Supplemental cash flow information:
Interest paid excluding capitalized interest	$29.4	$15.4	$12.5
Income taxes paid	10.4	14.8	4.5
Supplemental disclosure of noncash activities:
Dividends to IMC and affiliates	$—	$44.4	$—
Capital contributions from IMC and affiliates	—	261.1	—
Issuance of notes due to related parties related to stock redemption	—	11.4	—
Retirement of Seller Notes plus accrued interest	9.0	—	—
Preferred stock dividends accrued not paid	10.6	0.8	—

The accompanying notes are an integral part of the combined and consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization, Formation and Basis of Presentation:

The combined and consolidated financial statements include the accounts of Compass Minerals International, Inc. (“CMI”), which changed its name from Salt Holdings Corporation, and its wholly owned subsidiary, Compass Minerals Group, Inc. (“CMG”), formerly IMC Inorganic Chemicals Inc. (“IMCI”), and the combined and consolidated results of CMG’s wholly owned subsidiaries. CMG’s primary subsidiaries include those entities listed below (collectively, the “Company”).

•	NAMSCO Inc. (“NAMSCO”) and subsidiaries
•	North American Salt Company (“NASC”)
•	Carey Salt Company
•	Sifto Canada Inc. (“Sifto”)

•	GSL Corporation and subsidiary (“GSL”)
•	Great Salt Lake Minerals Corporation

•	Compass Minerals (Europe) Limited (“CMGE”) and subsidiaries
•	Compass Minerals (UK) Limited
•	Salt Union Limited U.K. (“SUL”) and subsidiaries

These combined and consolidated financial statements have been prepared to present the historical financial condition and results of operations and cash flows for the subsidiaries that were included in the Recapitalization.

CMG has been a wholly owned subsidiary of CMI since CMI’s acquisition of the Company on November 28, 2001. CMG was a wholly owned subsidiary of IMC since IMC’s acquisition of IMCI on April 1, 1998. Those subsidiaries of IMCI as listed above (prior to the Recapitalization described below) and other immaterial subsidiaries have been included in the combined financial statements for periods prior to the Recapitalization.

The Company is a producer and marketer of inorganic mineral products with manufacturing sites in North America and Europe. Its principal products are salt and sulfate of potash. The Company serves a variety of markets, including agriculture, food processing, chemical processing, water conditioning and highway deicing.

Prior to November 28, 2001, CMI was incorporated as IMC Potash Corporation, an inactive wholly owned subsidiary of IMC Global Inc. (“IMC”). Accordingly, prior to November 28, 2001, the combined and consolidated financial statements reflect only the results of CMG and its subsidiaries listed above. As part of the recapitalization transaction described below, IMC Potash Corporation was reincorporated as Salt Holdings Corporation, which is now known as Compass Minerals International, Inc. At November 28, 2001, IMC contributed the net assets of CMG to CMI.

On November 28, 2001, Apollo Management V, L.P. (“Apollo”), through its subsidiary YBR Holdings LLC acquired control of CMI from IMC pursuant to a recapitalization transaction (“Recapitalization”) with assets and liabilities of CMG retaining their historical value. Immediately following the Recapitalization, on a fully-diluted basis for management options and stock issuable under CMI’s stock option plan, Apollo, co-investors and management own approximately 81% of the outstanding common stock of CMI and IMC owns approximately 19% of the outstanding common stock of CMI.

Prior to the Recapitalization, sales in the accompanying combined and consolidated statements of operations represent sales directly attributable to the Company. Costs and expenses in the

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accompanying combined and consolidated statements of operations represent direct costs and expenses related to the Company. In addition, the combined and consolidated statements of operations include the estimated cost of all services provided by IMC and its subsidiaries to the Company through November 27, 2001, which had previously not been directly allocated to the Company. All of the allocations and estimates in the combined and consolidated statements of operations are based on assumptions that Company management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Company had been operated as a separate entity.

2.    Summary of Significant Accounting Policies:

a.    Management Estimates:    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined and consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

b.    Basis of Combination/Consolidation:    The Company’s combined and consolidated financial statements include the accounts of the Company, which include the domestic and foreign subsidiaries discussed in Note 1. The Company’s financial statements have been combined through the Recapitalization date and consolidated thereafter. All significant intercompany balances and transactions have been eliminated.

c.    Foreign Currency Translation:    Assets and liabilities are translated into U.S. dollars at end of period exchange rates. Revenues and expenses are translated using the average rates of exchange for the year. Adjustments resulting from the translation of foreign currency financial statements into the reporting currency, U.S. dollars, are included in accumulated other comprehensive income (loss). Exchange gains and losses from transactions denominated in a currency other than a company’s functional currency are included in income.

d.    Revenue Recognition:    The Company sells mineral products, primarily salt and SOP. Revenue is recognized by the Company at the time of shipment to the customer, which coincides with the transfer of title and risk of ownership to the customer. Sales represent billings to customers net of sales taxes charged for the sale of the product. Sales include shipping and handling costs which are expensed when the related product is sold.

e.    Cash and Cash Equivalents:    The Company considers all investments with original maturities of three months or less to be cash equivalents. The Company maintains the majority of its cash in bank deposit accounts with several commercial banks with high credit ratings in the U.S., Canada and Europe. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

f.    Inventories:    Inventories are stated at the lower of cost or market. Raw materials and supply costs are determined by either the first-in, first-out (“FIFO”) or the average cost method. Finished goods costs are determined by the average cost method.

g.    Property, Plant and Equipment:    Tangible property, plant and equipment, including assets under capital leases, are stated at cost and include interest on funds borrowed to finance construction. The costs of replacements or renewals which improve or extend the life of existing property are capitalized. Maintenance and repairs are expensed as incurred. Upon retirement or disposition of an asset, any resulting gain or loss is included in results from operations.

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset classes or groups are depreciated or amortized on a straight-line basis over the following estimated useful lives:

Land improvements	5 to 25 years
Buildings and improvements	10 to 40 years
Machinery and equipment	3 to 25 years
Furniture and fixtures	3 to 10 years
Mineral properties	20 to 30 years

Prior to 2002, the Company used the methodology prescribed in Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company reviewed long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicated the carrying amounts of such assets may not have been recoverable. Once an indication of a potential impairment existed, recoverability of the respective assets was determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets related, to the carrying amount, including associated intangible assets, of such operation. If the operation was determined to be unable to recover the carrying amount of its assets, then intangible assets were written down first, followed by the other long-lived assets of the operation, to fair value. Fair value was determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

In January of 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This Statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. This Statement establishes an accounting model based on SFAS No. 121 for long lived assets to be disposed of by sale, previously accounted for under APB No. 30. The Company adopted SFAS No. 144 as of January 1, 2002 without significant effect on its consolidated financial statements.

h.    Mineral Interests:    Mineral interests include probable mineral reserves. The Company leases mineral reserves at several of its extraction facilities. These leases have varying terms, and many provide for a royalty payment to the lessor based on a specific amount per ton of mineral extracted or as a percentage of revenue. Pursuant to SFAS No. 141, “Business Combinations” (“SFAS No. 141”), and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), mineral interests associated with other than owned properties are classified as intangible assets. As a result, the Company has reclassified other than owned mineral interests of $151.1 million at January 1, 2002 from property, plant and equipment to mineral interests in its consolidated balance sheets and has provided the disclosures required by SFAS No. 142. Probable mineral reserves are amortized on a units-of-production basis over the respective estimated mine lives not to exceed 99 years. The weighted average amortization period for probable mineral reserves is 97 years as of December 31, 2002. The Company’s rights to extract minerals are contractually limited by time, however, the Company believes it will be able to continue to extend lease agreements, as it has in the past, at commercially reasonable terms, without incurring substantial costs or incurring material modifications to the existing lease terms and conditions, and therefore, believes that the assigned lives are appropriate.

i.    Goodwill:    Goodwill represented the excess of purchase cost over the fair value of net assets of acquired companies (including goodwill related to IMC’s acquisition of the Company) and was

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

generally amortized using the straight line method over 40 years. In the fourth quarter of 2000, the Company reduced its goodwill to zero in connection with the proposed IMC sale of the Company (see Note 3). Goodwill amortization charged to earnings for the year ended December 31, 2000 was $5.4 million.

The Company adopted the new rules on accounting for goodwill as set forth in SFAS No. 142 and other intangible assets for 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets continue to be amortized over their useful lives. As of December 31, 2002, the Company has no material other intangible assets with indefinite lives.

j.    Other Noncurrent Assets:    Other noncurrent assets include deferred financing costs of $16.9 million and $17.8 million net of accumulated amortization of $1.9 million and $0.2 million as of December 31, 2002 and 2001, respectively. Deferred financing costs are being amortized over the terms of the debt to which the costs relate and the related amortization is recorded as interest expense.

k.    Income Taxes:    The Company’s U.S. subsidiaries participated in the consolidated federal income tax return of IMC for periods owned by IMC. The foreign subsidiaries file separate-company returns in their respective jurisdictions. For financial reporting purposes, while owned by IMC, the Company computed a provision for income taxes on a stand alone basis. The Company accounts for income taxes using the liability method in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

l.    Environmental Costs:    Environmental costs, other than those of a capital nature, are accrued at the time the exposure becomes known and costs can reasonably be estimated. Costs are accrued based upon management’s estimates of all direct costs, after taking into account reimbursement by third parties. As of December 31, 2002, the Company did not accrue liabilities for unasserted claims that are not probable of assertion and the Company did not provide for environmental clean-up costs, if any, at the end of the useful lives of its facilities, since it was not practical to estimate such costs due to the long lives of the Company’s mineral deposits.

As discussed in Note 2.q., the Company will adopt SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” beginning in January 2003 without significant effect on its consolidated financial statements.

m.    Stock Options:    On November 28, 2001, CMI adopted a stock option plan related to shares of CMI’s class B common stock (see Note 15). The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its employee stock options and has adopted the pro forma disclosure requirements under SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, because the exercise price of the Company’s employee stock options is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

SFAS No. 123 requires the disclosure of pro forma net income for stock-based awards as if the Company had used the fair value method of accounting for such awards. The fair values of options granted were estimated at the date of grant using the Minimum Value option pricing model with the

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

following weighted-average assumptions for the year ended December 31, 2002: a risk-free interest rate of 4.9%, and a weighted-average expected life of 7.8 years. Under the Minimum Value option pricing model, the volatility factor is excluded. The Company assumed a 0% dividend yield over the life of the options. The effect of applying SFAS No. 123’s fair value method to the Company’s stock-based awards resulted in pro forma net income that is not materially different from amounts reported in the accompanying combined and consolidated statement of operations for the years ended December 31, 2002 and 2001.

n.    Earnings (Loss) per Share:    Basic and diluted earnings per share are presented for net income (loss) available for common stock. Basic earnings or (loss) per share is computed by dividing net income (loss) available for common stock by the weighted-average number of outstanding common shares during the period. Diluted earnings per share reflects the potential dilution that could occur under the treasury stock method of calculating the weighted-average number of outstanding common shares (i.e. assuming proceeds from the potential exercise of employee stock options are used to repurchase common stock).

The following table sets forth the computation of basic and diluted earnings (loss) per common share (in millions, except for share and per share data):

	2002	2001	2000
Numerator:
Net income (loss)	$18.9	$19.0	$(467.7)
Dividends on redeemable preferred stock	10.6	0.8	—

Net income (loss) available for common stock	$8.3	$18.2	$(467.7)

Denominator:
Average common shares outstanding	35,039,110	3,220,724	498

Shares for basic earnings per share	35,039,110	3,220,724	498
Stock options	435,429	—	—
Shares for diluted earnings per share	35,474,539	3,220,724	498

Net income (loss) per share, basic	$0.24	$5.65	$(938,709.50)

Net income (loss) per share, diluted	$0.23	$5.65	$(938,709.50)

Options to purchase 1,692,015 shares of common stock at $2.01 per share were outstanding during the first half of 2002, but were not included in the computation of diluted earnings (loss) per share because the options’ exercise price was equal to the average market price of the common shares. Options to purchase 617,043 shares of common stock at $2.01 per share were outstanding from November 28, 2001 to December 31, 2001, but were not included in the computation of diluted earnings (loss) per share because the options’ exercise price was equal to the average market price of the common shares

o.    Derivatives:    On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and SFAS No. 138. The adoption of the provisions of SFAS No. 133, as amended, had no impact on the results of operations or financial position of the Company.

The Company is exposed to the impact of interest rate changes on borrowings, fluctuations in the functional currency of foreign operations and the impact of fluctuations in the purchase price of natural

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

gas consumed in operations, as well as changes in the market value of its financial instruments. The Company has historically entered into natural gas supply agreements to minimize natural gas pricing risks, but not for trading purposes. These supply agreements did not meet the definition of a derivative instrument under the provisions of SFAS No. 133.

In the fourth quarter of 2002, the Company adopted a policy of hedging natural gas prices through the use of swap agreements in order to protect against commodity price fluctuations. All of these derivative instruments held by the Company as of December 31, 2002 qualify as cash flow hedges. The Company does not engage in trading activities with these financial instruments.

p.    Concentration of Credit Risk:    The Company sells its salt products to various governmental agencies, manufacturers, distributors and retailers primarily in the mid-western United States, and throughout Canada and the United Kingdom. The Company’s potash products are sold across North America and internationally. No single customer or group of affiliated customers accounted for more than ten percent of the Company’s sales in any year during the three year period ended December 31, 2002, or for more than ten percent of accounts receivable at December 31, 2002 or 2001.

q.    Recent Accounting Pronouncements:    The Company has adopted the new rules on accounting for goodwill and other intangible assets as set forth in SFAS No. 141 and SFAS No. 142. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets continue to be amortized over their useful lives. Adoption of these statements did not have a material impact on the Company’s consolidated statements of operations as the Company, in the fourth quarter of 2000, recorded a charge to reduce goodwill to zero and has no material other intangible assets with indefinite lives. The adoption of SFAS No. 142 required the reclassification of $151.1 million of other than owned minerals at January 1, 2002 from property, plant and equipment to intangible assets on our consolidated balance sheets and additional disclosures in the notes to the combined and consolidated financial statements regarding these definite lived intangible assets.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”. The objective of SFAS No. 143 is to establish an accounting standard for the recognition and measurement of an obligation related to the retirement of certain long-lived assets. The retirement obligation must be one that results from the acquisition, construction or normal operation of a long-lived asset. SFAS No. 143 requires the legal obligation associated with the retirement of a tangible long-lived asset to be recognized at fair value as a liability when incurred, and the cost to be capitalized by increasing the carrying amount of the related long-lived asset. SFAS No. 143 will be effective for the Company beginning January 1, 2003. The Company has evaluated the effect of implementing SFAS No. 143 and has determined that its adoption will not have a material impact on its financial position, results of operations or cash flows.

As discussed in Note 2.g., the Company adopted SFAS No. 144 as of January 1, 2002 without significant effect on its consolidated financial statements.

During the second quarter, the Company early adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4 and SFAS No. 64, which required gains and losses from extinguishment of debt to be classified as extraordinary items. The early adoption of SFAS No. 145 resulted in a $5.3 million charge to other (income) expense related to the debt refinancing that occurred in the quarter ended June 30, 2002 (see Note 8). Under previous guidance this charge would have been recorded as extraordinary loss, net of tax, on the consolidated statement of operations.

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This Statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that the adoption of SFAS No. 146 will not have a material impact on its financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under the Accounting Principles Board (“APB”) Opinion 25 to SFAS 123’s fair value method of accounting, if a company so elects. The Company has elected to continue to follow the accounting method under APB Opinion 25.

Also during 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The Interpretation requires that a guarantor recognize a liability for the fair value of guarantee obligations issued after December 31, 2002. The Company determined that their were no guarantees requiring disclosure as of December 31, 2002.

FIN 46, “Consolidation of Variable Interest Entities,” is effective immediately for all enterprises with variable interests in variable interest entities. If an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses, if they occur, receives a majority of the entity’s expected residual returns, if they occur, or both. The Company has determined that it does not have variable interest entities and, therefore, the impact of FIN 46 did not have any effect on our results of operations or financial position.

r.    Reclassifications:    Certain reclassifications were made to prior year amounts in order to conform with the current year’s presentation.

3.    Asset Impairment, Restructuring and Other Charges:

2002

Following the Recapitalization, the Company incurred and expensed certain non-recurring costs totaling $7.7 million that consist of transition costs required to establish the Company as an independent entity. The costs were directly related to the transition from an entity controlled by IMC and consisted primarily of one-time compensation costs, costs to develop stand-alone tax and inventory strategies, and costs associated with determining the post-closing purchase price adjustment.

2001

In connection with the Recapitalization, the Company expensed certain costs totaling $27.0 million which consist of transaction and transition costs. The transaction costs were directly related to the acquisition and consisted primarily of outside professional services. Below is a more detailed description of such costs:

(1)	$20.1 million of transaction costs related to activities associated with the sale and Recapitalization, including approximately $6.4 million in legal fees and other fees, and $13.7 million in financial services and advice.

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	$6.9 million of transition costs, the majority of which related to retention, recruiting, systems design and migration and other activities and charges related to separating CMG from IMC, as well as charges for legal costs and other asset write-offs associated with CMG’s new strategic direction.

2000

On November 10, 2000, IMC’s Board of Directors authorized IMC’s management to proceed with negotiations on proposed terms for the sale of the Company. Based on anticipated net proceeds to IMC, the Company recorded an impairment charge of $616.6 million, $482.1 million after tax, in the fourth quarter of 2000. As part of this charge, goodwill was reduced $191.0 million to zero and intangible assets—mineral interests were reduced $425.6 million. Additionally, the Company recorded $0.2 million after tax in the fourth quarter of 2000 for employee severance costs.

4.    Inventories:

Inventories consist of the following at December 31 (in millions):

	2002	2001
Finished goods	$83.5	$83.0
Raw materials and supplies	13.0	16.4

	$96.5	$99.4

Raw materials and supplies primarily consist of raw materials purchased to aid in the production of our mineral products, maintenance materials and packaging materials. Finished goods are comprised of salt and SOP products readily available for sale. All costs associated with the production of salt and SOP at our producing locations are captured as inventory costs. Additionally, since our products are often stored at third-party warehousing locations, we include in the cost of inventory the freight and handling costs necessary to move the product to storage until the product is sold to a customer.

Certain inventories of approximately $7.5 million at December 31, 2002 and 2001, that will be utilized with respect to long-lived assets have been classified in the consolidated balance sheets as other noncurrent assets.

5.    Property, Plant and Equipment:

Property, plant and equipment consists of the following at December 31 (in millions):

	2002	2001
Land and buildings	$81.9	$76.7
Machinery and equipment	422.2	400.9
Furniture and fixtures	9.9	9.6
Mineral properties	18.2	15.2
Construction in progress	13.5	13.7

	545.7	516.1
Less accumulated depreciation and depletion	282.3	245.1

	$263.4	$271.0

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Mineral Interests:

The Company’s mineral interests are subject to amortization. The aggregate amortization of probable mineral reserves for the years ended December 31, 2002, 2001 and 2000 was $1.3 million, $1.4 million and $2.1 million, respectively. The estimated aggregate amortization expense for each of the next five years related to probable mineral reserves is approximately $2.0 million annually.

Mineral interests consist of the following at December 31 (in millions):

	2002			2001
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
Probable mineral reserves	$158.6	$8.8	$149.8	$158.6	$7.5	$151.1

7.    Income Taxes:

As discussed in Note 2, the Company’s income tax provision and related assets and liabilities have been computed on a stand alone basis, for the periods owned by IMC, without regard to actual liabilities and benefits related to consolidated tax return filings by IMC. The schedule of deferred tax assets and liabilities below reflects assets related to net operating loss carryforwards and alternative minimum tax credits, net of the necessary reserves, on an historical basis based upon the Recapitalization and related transfer of certain tax assets to the Company.

The following table summarizes the income tax provision (benefit) of the Company for the years ended December 31 (in millions):

	2002	2001	2000
Current:
Federal	$—	$5.9	$17.6
State	1.3	0.8	2.4
Foreign	12.0	11.9	5.9

Total current	13.3	18.6	25.9

Deferred:
Federal	(3.2)	5.3	(110.5)
State	(0.4)	0.8	(18.1)
Foreign	1.7	2.1	(1.0)

Total deferred	(1.9)	8.2	(129.6)

Total provision (benefit) for income taxes	$11.4	$26.8	$(103.7)

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes components of income (loss) before taxes and the effects of significant adjustments to tax computed at the federal statutory rate for the years ended December 31 (in millions):

	2002	2001	2000
Domestic income (loss)	$8.4	$22.2	$(583.6)
Foreign income	21.9	23.6	12.2

Income (loss) before income taxes	$30.3	$45.8	$(571.4)

Computed tax at the federal statutory rate of 35%	$10.6	$16.1	$(200.0)
Foreign income, mining, and withholding taxes	6.0	3.0	1.0
Foreign exchange gain	—	2.6	—
Percentage depletion in excess of basis	(1.9)	(2.9)	(1.4)
State income taxes, net of federal income tax benefit	0.6	1.1	2.1
Restructuring and other charges	—	6.8	—
Write-down and amortization of goodwill	—	—	94.6
Net operating loss carryforward benefit	(2.9)	—	—
Other	(1.0)	0.1	—

Income tax expense (benefit)	$11.4	$26.8	$(103.7)

Effective tax rate	38%	58%	18%

The Company does not provide U.S. federal income taxes on undistributed earnings of foreign companies that are not currently taxable in the United States. No undistributed earnings of foreign companies were subject to U.S. income tax in the years ended December 31, 2002, 2001 and 2000. Total undistributed earnings on which no U.S. federal income tax has been provided were $73.9 million at December 31, 2002. If these earnings are distributed, foreign tax credits may become available under current law to reduce or possibly eliminate the resulting U.S. income tax liability.

Under SFAS No. 109 deferred tax assets and liabilities are recognized for the estimated future tax effects, based on enacted tax law, of temporary differences between the values of assets and liabilities recorded for financial reporting and for tax purposes and of net operating loss and other carryforwards. Significant components of the Company’s deferred tax assets and liabilities were as follows at December 31 (in millions):

	2002	2001
Deferred tax liabilities:
Property, plant and equipment	$91.2	$99.5
Other liabilities	8.0	1.6

Total deferred tax liabilities	99.2	101.1
Deferred tax assets:
Net operating loss carryforwards	39.0	41.9
Alternative minimum tax credit carryforwards	2.4	2.4
Foreign tax loss carryforwards	—	—
Other assets	—	—

Subtotal	41.4	44.3
Valuation allowance	(41.4)	(44.3)

Total deferred tax assets	—	—

Net deferred tax liabilities	$99.2	$101.1

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2002 and 2001, the Company had a valuation allowance relating to such items of $41.4 million and $44.3 million, respectively.

At December 31, 2002, the Company has net operating loss carryforwards of approximately $106.0 million. The Company is a loss corporation as defined in Section 382 of the Internal Revenue Code. The Company has previously incurred two ownership changes that have placed annual limitations on the amount of each loss carryforward utilization. If not utilized, these carryforwards expire between 2009 and 2020. In addition, the Company has a U.S. federal alternative minimum tax credit carryforward at December 31, 2002 of approximately $2.4 million. This credit carryforward may be carried forward indefinitely to offset any excess of regular tax liability over alternative minimum tax liability subject to certain separate company limitations. The alternative minimum tax credit has been fully offset by a valuation allowance since the Company does not foresee utilization of these credits.

8.    Long-term Debt:

Third-party long-term debt consists of the following at December 31 (in millions):

	2002	2001
Senior Subordinated Notes	$325.0	$250.0
Senior Discount Notes	66.9	—
Term Loan	109.3	225.0
Revolving Credit Facility	—	39.8
Other, including capital lease obligations	0.1	0.3

	501.3	515.1
Plus premium on Senior Subordinated Notes, net	3.2	—
Less current portion	(1.2)	(2.5)

	$503.3	$512.6

In November 2001, the Company issued $250 million aggregate principal amount of 10% Senior Subordinated Notes due August 15, 2011 (the “Notes”) in a private offering pursuant to Rule 144A under the Securities Act of 1933. The Notes may be redeemed in whole or in part from time to time, on or after August 15, 2006, at specified redemption prices. The Company’s domestic restricted subsidiaries as of the issue date are the guarantors of the Notes, with restricted net assets of $230.4 million at December 31, 2002.

The Notes are general unsecured obligations ranking subordinate in right of payment to all existing and future senior debt. The proceeds from the issuance of the Notes were used to finance the Recapitalization and certain related costs. Interest on the Notes is payable semi-annually in cash on each February 15 and August 15.

On November 28, 2001, the Company entered into a $360 million credit facility (the “Credit Facility”) with a syndicate of financial institutions. The Credit Facility allowed for an eight-year $225 million term loan. The term loan was fully drawn as of closing and used to finance the Recapitalization and certain related costs. In addition, the Credit Facility also provides a six and one-half year, $135 million revolving credit facility, $30 million of which may be drawn in Canadian dollars and $10 million of which may be drawn in British pound sterling. Additionally, the revolving credit facility includes a sub-limit for letters of credit in an amount not to exceed $50 million.

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Borrowings under the Credit Facility incur interest at either the Eurodollar Rate (LIBOR) or the greater of a specified U.S. and Canadian prime lending rate or the federal funds effective rate plus 0.50% (“Base Rate”) plus, in each case, a margin ranging from 1.75% to 3.50%, which margin is dependent upon the Company’s leverage ratio, as determined quarterly. Interest on the Credit Facility is payable at least quarterly.

The Company had outstanding letters of credit of $8.6 million as of December 31, 2002. For each drawn letter of credit, the Company is required to pay a per annum participation fee ranging from 2.75% to 3.50%, depending on the Company’s leverage ratio, plus other administrative charges. Additionally, the Company will pay a commitment fee ranging from 0.375% to 0.500% per annum, depending on the Company’s leverage ratio, and is payable quarterly on the available portion of the revolving credit facility. As of December 31, 2002, additional borrowings of up to $126.4 million under the revolving credit facility were available for working capital and general corporate purposes, subject to certain conditions.

The term loan requires quarterly principal reductions. Also, the Company may be required to make mandatory additional principal reductions, based on the Company’s excess cash flow and certain other events as described in the Credit Facility. No mandatory additional principal reductions were required in 2002.

On April 10, 2002, the Company completed an offering of $75.0 million aggregate principal amount of 10% Senior Subordinated Notes due 2011 (the “New Notes”). The New Notes were issued to the bondholders at a premium of $3.4 million, plus accrued interest of $1.1 million from February 15, 2002 and accordingly, the Company received gross proceeds of $79.5 million from the offering of the notes. The New Notes, together with the $250.0 million aggregate principal amount of Notes, are treated as a single class of securities under the Company’s existing indenture. The proceeds from the offering of the New Notes, net of transaction costs, were used to repay borrowings under the Company’s Credit Facility. In connection with the offering, the Company amended and restated the Credit Facility with respect to a reduction in the Term Loan to $150.0 million and a 0.75% reduction in the interest rate margin charged to the Company on the Term Loan. The Company also incurred a charge of approximately $5.3 million in April 2002, related to the write-off of the deferred financing costs associated with the refinancing of the original Term Loan.

In December 2002, certain holders of CMI preferred stock converted their preferred stock into notes. Those note holders then sold $123.5 million in aggregate principal amount at maturity of 12¾% Senior Discount Notes due 2012 (the “Senior Discount Notes”), in a secondary trading transaction. No cash interest will accrue on the notes prior to December 15, 2007. The accreted value of each note will increase from the date of issuance until December 15, 2007 at a rate of 12¾% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on December 15, 2007. The Senior Discount Notes may be redeemed in whole or in part from time to time, on or after December 15, 2007, at specified redemption prices. The Senior Discount Notes are general unsecured obligations ranking subordinate in right of payment to all existing and future debt. Cash interest will accrue on the Senior Discount Notes at a rate of 12¾% per annum, beginning December 15, 2007. As of December 31, 2002, the accreted value of the Senior Discount Notes was $66.9 million.

The Credit Facility is principally secured by all existing and future assets of the Company, and requires the Company to maintain certain minimum financial covenants including minimum interest

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

coverage ratio, a maximum total leverage ratio, and a maximum level of capital expenditures. The Credit Facility and the indentures governing the Notes and Senior Discount Notes limit the Company’s ability, among other things, to: incur additional indebtedness or contingent obligations; pay dividends or make distributions to stockholders; repurchase or redeem stock; make investments; grant liens; make capital expenditures; enter into transactions with stockholders and affiliates; sell assets; and acquire the assets of, or merge or consolidate with, other companies. As of December 31, 2002, the Company was in compliance with each of its covenants.

Future minimum maturities of long-term debt, including the Senior Subordinated Notes, for the years ending December 31, are as follows (in millions):

2003	$1.2
2004	1.1
2005	1.1
2006	1.1
2007	1.1
Thereafter	495.7

$501.3

As of December 31, 2002, the estimated fair value of the Senior Subordinated Notes, based on available trading information, was $357.5 million, and the estimated fair value of amounts outstanding under the Credit Facility and Senior Discount Notes approximated book value.

Prior to the Recapitalization, the Company maintained a 45 million Pound Sterling, five year debt facility (European Facility). The European Facility bore interest at LIBOR plus 1.139%. Commitment fees associated with the European Facility were 30.0 basis points. The European Facility was repaid in 2001 and replaced with a Note Payable to IMC, due on demand. The Note Payable to IMC was repaid in 2001.

Prior to the Recapitalization, the Company also maintained a 4.0 million Pound Sterling revolving credit facility (European Revolving Credit Facility). The European Revolving Credit Facility bore interest at a defined base rate plus 1.0%. The facility was repaid and terminated in 2001.

9.    Pension Plans and Other Benefits:

The Company has two defined benefit pension plans for certain of its U.K. and U.S. employees. The size of the U.S. plan is not material to the U.K. plan taken as a whole. Benefits of the U.K. plan are based on a combination of years of service and compensation levels. The U.K. plan’s assets consist mainly of European equity securities. The Company’s funding policy is to make the minimum annual contributions required by applicable regulations.

The Company makes actuarial assumptions that it believes are reasonable. Those assumptions for the years ended December 31, 2002, 2001 and 2000 include a discount rate of 5.5%, expected return on plan assets of 6.5%, and rate of compensation increase of 3.5%.

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth pension obligations and plan assets for the Company’s defined benefit plans, based on a September 30 measurement date, for the U.K. and U.S. plans, respectively, as of December 31 (in millions):

	2002	2001
Change in benefit obligation:
Benefit obligation as of January 1	$44.4	$45.1
Service cost	1.2	1.1
Interest cost	2.6	2.4
Actuarial (gain) loss	1.6	(2.8)
Benefits paid	(1.1)	(0.9)
Currency fluctuation adjustment	5.2	(0.6)
Other	0.1	0.1

Benefit obligation as of December 31	$54.0	$44.4

Change in plan assets:
Fair value as of January 1	$34.2	$46.2
Actual return	(4.7)	(11.4)
Company contributions	1.1	0.8
Currency fluctuation adjustment	3.1	(0.6)
Benefits paid	(1.1)	(0.9)
Other	0.1	0.1

Fair value as of December 31	$32.7	$34.2

Funded status of the plans	$(21.1)	$(10.2)
Unrecognized net (gain) loss	20.4	10.6
Unrecognized transition liability	0.4	0.4

Prepaid (accrued) benefit cost	$(0.3)	$0.8

Amounts recognized in the statement of financial position consist of:
Prepaid (accrued) benefit cost	$(0.3)	$0.8
Accrued benefit liability	(17.4)	(8.2)
Intangible asset	0.4	0.5
Accumulated other comprehensive income	17.0	7.7

Net amount recognized	$(0.3)	$0.8

The components of net pension expense were as follows for the years ended December 31 (in millions):

	2002	2001	2000
Service cost for benefits earned during the year	$1.2	$1.1	$1.2
Interest cost on projected benefit obligation	2.6	2.3	2.3
Return on plan assets	(2.4)	(3.0)	(2.6)
Net amortization and deferral	0.5	0.1	0.1

Net pension expense	$1.9	$0.5	$1.0

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligations, accumulated benefit obligations, and fair value of plan assets for the defined benefit pension plans with accumulated benefit obligations in excess of the plans’ assets were $54.0 million, $52.7 million, and $32.7 million, respectively, as of December 31, 2002, and $44.4 million, $41.5 million, and $34.2 million, respectively, as of December 31, 2001.

Two of the Company’s defined benefit pension plans were merged into the IMC pension plan in 1999. During 2002, one of those plans was terminated and the remaining plan was separated from the IMC pension plan and is disclosed above as the U.S. plan. There were no contributions to the U.S. plans by the Company in the three years ended December 31, 2002.

The Company has defined contribution and pre-tax savings plans (Savings Plans) for certain of its employees. Under each of the Savings Plans, participants are permitted to defer a portion of their compensation. Company contributions to the Savings Plans are based on a percentage of employee contributions. Additionally, certain of the Company’s Savings Plans have a profit sharing feature for salaried and non-union hourly employees. The Company contribution to the profit sharing feature is based on the employee’s age and pay and the Company’s financial performance. The following table summarizes the expense attributable to these Savings Plans for the years ended December 31 (in millions):

	2002	2001	2000
Savings Plans expense	$3.3	$2.9	$2.4

10.    Commitments and Contingencies:

The Company is involved in legal and administrative proceedings and claims of various types from normal Company activities. While any litigation contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company’s results of operations or financial position.

Leases:    The Company leases certain property and equipment under non-cancelable operating leases for varying periods. The Company also leases various equipment under capital leases with historical cost of $0.4 million and accumulated depreciation of $0.2 million at December 31, 2002, that are included in property, plant, and equipment in the accompanying consolidated balance sheets.

The aggregate future minimum annual rentals under lease arrangements as of December 31, 2002, are as follows (in millions):

Calendar Year	Capital Leases	Operating Leases
2003	$0.1	$5.9
2004	—	4.3
2005	—	3.3
2006	—	2.6
2007	—	2.3
Thereafter	—	8.5

	0.1	$26.9

Less amounts representing interest	—

Present value of net minimum lease payments	$0.1

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes rental expense, net of sublease income for the years ended December 31 (in millions):

	2002	2001	2000
Rental expense, net of sublease income	$8.1	$7.7	$7.0

Royalties:    The Company has various private, state and Canadian provincial leases associated with the salt and specialty potash businesses. The following table summarizes royalty expense related to these leases for the years ended December 31 (in millions):

	2002	2001	2000
Royalty expense	$4.5	$5.3	$5.0

Purchase Commitments:    In connection with the operations of the Company’s facilities, the Company purchases electricity, steam and other raw materials from third parties under existing contracts, extending, in some cases, for multiple years. Purchases under these contracts are generally based on prevailing market prices. The Company’s future minimum long-term purchase commitments are approximately $7.8 million annually from 2003 to 2007 and approximately $26.7 million thereafter.

Environmental Matters:    At December 31, 2002 and 2001, the Company has recorded accruals of $2.0 million and $2.8 million, respectively, for estimated future costs associated with existing environmental exposures at certain of its facilities. The Company estimates that a significant portion of these accruals will be used over the next five years.

Purchase Agreement:    During 2002, the Company amended an agreement with a supplier related to the purchase of salt from the supplier’s chemical production facility in Tennessee. The Company has received a one-time cash payment of $8.0 million related to the amendment. The Company recognized $0.6 million as a net reduction to cost of sales in the Consolidated Statement of Operations resulting from recognition of a ratable portion of the cash received and the sale of certain assets. Approximately $6.3 million of the cash received may be recognized over the remaining life of the amended agreement, terminating December 2010, as certain conditions are met by the Company and the supplier. Alternatively, the Company may elect to resume purchasing salt from the supplier’s facility. In that event, the Company would repay a ratable portion of the cash received.

11.    Related Party Transactions:

The following related party transactions are in addition to those disclosed elsewhere in the notes to the combined and consolidated financial statements.

Transactions with IMC and its subsidiaries (“IMC affiliates”) and Apollo and its subsidiaries (“Apollo affiliates”) are considered related parties. The Company believes that all of the related party transactions approximate terms which would otherwise be negotiated by the Company with unrelated third parties.

In connection with the Recapitalization transaction on November 28, 2001, CMI redeemed $383.5 million of its common stock owned by IMC using $372.1 million in cash and issuing $11.3 million in notes payable to IMC (“Seller Notes”). The Seller Notes bear interest at 10.23% interest. Interest is payable semi-annually, with payments through November 28, 2006 through the issuance of promissory

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

notes with terms the same as the Seller Notes. Interest payments after November 28, 2006 are payable with promissory notes or cash, at the option of CMI. The Seller Notes and any accrued and unpaid interest may be prepaid at any time and mature on the earlier of November 28, 2013 or an Exit Event, as defined. Should certain threshold equity returns not be achieved by Apollo affiliates, the Seller Notes and any accrued and unpaid interest (including the promissory notes) may be payable in whole or in part to Apollo affiliates rather than IMC. The Seller Notes, and all other obligations in respect of these Notes, are subordinated in right of payment to all indebtedness of CMI and any of its subsidiaries. Certain indebtedness of CMI may limit the ability of CMI to pay interest on the Seller Notes in cash.

During the year ended December 31, 2002, CMI and IMC reached an agreement related to the settlement of certain provisions of the agreement to transfer a controlling interest in CMG to CMI. As part of the settlement, CMI received approximately $13.0 million in cash and $8.4 million in Seller Notes plus accrued interest previously outstanding were cancelled. CMI recorded the proceeds as a capital contribution.

On August 29, 2002, CMI, Apollo, IMC and certain of their affiliates amended the Seller Notes in connection with certain post-closing requirements of the Recapitalization transaction. IMC returned $8.4 million of Seller Notes, plus $0.6 million of accrued interest, to CMI and as such, $9.0 million has been recorded as an equity contribution. Pursuant to this settlement, CMI retained a contingent obligation whereby the $9.0 million of notes plus accrued interest (now termed “Settlement Notes”) ($9.3 million at December 31, 2002) may be payable, in whole or in part, to Apollo affiliates in the future should certain levels of equity returns not be achieved. At December 31, 2002, management believes the performance targets will be met and accordingly, no amounts payable related to the Settlement Notes have been included in the consolidated balance sheet. IMC retained $2.9 million of Seller Notes plus interest accrued from November 28, 2001 (the “New Seller Notes”). The Settlement Notes and the New Seller Notes contain the same terms and conditions as the Seller Notes.

The following table summarizes inventory sales and purchases between the Company and IMC affiliates for the years ended December 31 (in millions):

	2002	2001	2000
Inventory sales to IMC affiliates	$—	$33.7	$46.4
Inventory purchases from IMC affiliates	19.0	16.5	30.1

Until November 28, 2001, the Company sold potash to IMC affiliates who marketed, distributed and sold this product to the agricultural industry. The Company was not charged for these services and received a discounted price for the product sales. The Company estimates its results would have been as follows, had the Company provided its own sales and marketing resources and directly sold its potash product for the years ended December 31 (in millions, unaudited):

	2001	2000
Gross sales	$528.4	$514.5
Operating earnings (loss)	60.3	(552.3)

Subsequent to November 28, 2001, the Company entered into an agreement with IMC whereby the Company markets SOP produced by IMC at their New Mexico facility as an agent. The Company recognized approximately $0.5 million in fees from IMC for the year ended December 31, 2002.

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sifto had a note payable, due on demand, with IMC that bore interest at 10.0%. At December 31, 2000 approximately $71.6 million was outstanding on this note. NASC had a note payable, due on demand, with IMC that bore interest at 10.0%. The Company participated in HCNA’s revolving credit agreement with IMC that provided the Company certain cash management services. The outstanding balance bore interest at one-month LIBOR + 2.75% (9.37% at December 31, 2000). These notes and revolving credit agreement were repaid through a capital contribution from IMC prior to the date of Recapitalization. No amounts were outstanding as of or after December 31, 2001.

Sifto had a note payable, due on demand, with IMC Potash which bore interest at the 30 day CD rate, plus 0.25% as of the first day of each month (6.95% at December 31, 2000). SUL had a note payable, due December 31, 2003, with IMC which bore interest at LIBOR plus 0.65% as of the first day of each quarter (6.775% at December 31, 2000). During 2001, CMGE entered into a note payable, due on December 31, 2001, with IMC, which bore interest at 6.69%. These notes were repaid as of the date of Recapitalization. No amounts were outstanding as of or after December 31, 2001.

The following table summarizes the Company’s interest income and expense with IMC and IMC affiliates for the years ended December 31 (in millions):

	2002	2001	2000
Interest income from IMC	$—	$2.9	$3.4
Interest expense to IMC	$0.9	$10.8	$12.5

IMC has provided certain management services to the Company. The Company estimates the cost of these services to be $0.7 million for each of the years ended December 31, 2001 and 2000. These costs have been included in the Company’s results for each period and have discontinued effective with the Recapitalization. Services provided by IMC included tax, treasury and cash management, risk management, information systems and certain employee benefit administration costs. These estimates are not necessarily indicative of the expenses that would have resulted if the Company had been operated as a separate entity or the future results of the Company.

The Company leases various railcars from IMC affiliates under arrangements expiring through December 31, 2014. The following table summarizes the lease amounts expensed for the years ended December 31 (in millions):

	2002	2001	2000
Railcar lease expense	$0.8	$0.8	$0.4

During the years ended December 31, 2002 and 2001, the Company recorded management fee charges of $0.9 million and $0.1 million, respectively, from Apollo. Additionally, during the year ended December 31, 2001, the Company recorded a $7.5 million charge to Apollo for transaction fees related to the Recapitalization.

12.    Commodity Derivative Instruments and Hedging Activities:

During the fourth quarter of 2002, the Company has adopted a policy of hedging natural gas prices through the use of swap agreements in order to protect against commodity price fluctuations. The Company does not engage in trading activities with these financial instruments.

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activity,” which established accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results from the hedged item on the income statement. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. All derivative instruments held by the Company as of December 31, 2002 qualify as cash flow hedges. For derivatives classified as cash flow hedges, changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of any change in the fair value of a derivative designated as a hedge, if any, is immediately recognized in earnings. Hedge effectiveness is measured quarterly based on the change in relative fair value between the derivative contract and the hedged item over time. During the fourth quarter of 2002, we recognized an increase in the net derivative asset and an associated increase in accumulated other comprehensive income totaling approximately $0.1 million. No derivative instruments existed prior to the fourth quarter of 2002.

13.    Operating Segments:

The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

The Company has two reportable segments: Salt and Potash. Salt produces salt for use in road deicing, food processing, water softeners, and agricultural and industrial applications. Potash crop nutrients and industrial grade potash are produced and marketed through the Potash segment.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All intersegment sales prices are market-based. The Company evaluates performance based on operating earnings of the respective segments. The notes to the combined and consolidated financial statements include detail related to special charges and should be referred to when viewing the segment information herein.

Beginning in 2003, the Company no longer allocates corporate general and administrative costs incurred by CMI and CMG to its operating segments. For purposes of segment disclosure information, these costs are now classified in “Other.” The Company believes that this action will improve its ability to analyze its segment operating results. The annual periods presented below have been updated to conform to the Company’s 2003 manner of analyzing its operating segment results.

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment information as of and for the years ended December 31, is as follows (in millions):

2002	Salt	Potash	Other(d)	Total
Sales from external customers	$452.5	$50.1	$—	$502.6
Intersegment sales	—	8.9	(8.9)	—
Cost of sales—shipping and handling	130.2	7.3	—	137.5
Operating earnings (loss)(a)	95.1	4.8	(22.3)	77.6
Depreciation, depletion and amortization	29.2	7.9	—	37.1
Total assets	509.8	116.0	18.3	644.1
Capital expenditures	15.3	4.2	—	19.5

2001	Salt	Potash	Other (d)	Total
Sales from external customers	$485.0	$38.2	$—	$523.2
Intersegment sales	—	8.8	(8.8)	—
Cost of sales—shipping and handling	143.2	—	—	143.2
Operating earnings (loss)(b)	94.3	0.7	(37.9)	57.1
Depreciation, depletion and amortization	24.5	8.1	—	32.6
Total assets	514.2	120.9	20.5	655.6
Capital expenditures	38.5	4.5	—	43.0

2000	Salt	Potash	Other (d)	Total
Sales from external customers	$465.1	$44.1	$—	$509.2
Intersegment sales	—	6.3	(6.3)	—
Cost of sales—shipping and handling	140.0	—	—	140.0
Operating earnings (loss) (c)	(400.0)	(141.9)	(13.3)	(555.2)
Depreciation, depletion and amortization (c)	509.6	151.3	—	660.9
Total assets	512.8	121.9	1.3	636.0
Capital expenditures	30.0	3.7	—	33.7

(a)	Includes $7.7 million related to transition costs.
(b)	Includes $27.0 million related to transaction and transition costs.
(c)	Includes $616.9 million related to asset impairments, goodwill write-downs and severance.
(d)	Other includes corporate entities and eliminations.

Financial information relating to the Company’s operations by geographic area for the years ended December 31, is as follows (in millions):

Sales	2002	2001	2000
United States	$345.2	$339.1	$337.0
Canada	90.8	99.4	98.3
United Kingdom	60.0	79.4	66.3
Other	6.6	5.3	7.6

	$502.6	$523.2	$509.2

Financial information relating to the Company’s long-lived assets, including deferred financing costs and other long-lived assets, by geographic area as of December 31 (in millions):

Long-Lived Assets	2002	2001
United States	$236.2	$251.5
Canada	110.6	102.1
United Kingdom	93.7	96.8

	$440.5	$450.4

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Redeemable Preferred Stock:

In connection with the Recapitalization, the Board of Directors of the Company authorized 73,704 shares of 13¾% Series A Cumulative Senior Redeemable Exchangeable Preferred Stock due 2013 (“Redeemable Preferred Stock”), par value $0.01 per share, with liquidation preference of $1,000 per share at the time of issuance. As part of the 73,704 shares of Redeemable Preferred Stock issued, 1,270 shares were issued to an employee trust in consideration of, and to secure, the Company’s obligations to issue preferred stock under an employee deferred compensation plan. The Redeemable Preferred Stock is non-voting with dividends payable quarterly, in arrears in kind. Certain indebtedness obligations of the Company limit CMI’s ability to pay cash dividends on preferred stock currently.

In December 2002, certain holders of CMI preferred stock converted their preferred stock into notes (see Note 8). As of December 31, 2002, 16,462 shares remain issued and outstanding.

On November 28, 2013, or earlier in certain instances involving a sale of a substantial amount of the Company’s common stock, the Company is required to redeem all outstanding shares of the Redeemable Preferred Stock at a price equal to the liquidation preference plus accrued and unpaid dividends up to that date. The Company may, at its option, at any time, exchange all of the then outstanding shares of Redeemable Preferred Stock for Debentures, subject to the requirements and limitations of its existing indebtedness obligations.

15.    Common Stock and Stock Options:

Prior to the Recapitalization, CMI had 282,146,270 shares of common stock, par value of $1.00 per share, issued and outstanding. As part of the Recapitalization, 247,291,579 shares of common stock were redeemed and cancelled leaving 34,854,690 shares issued and outstanding, which were redesignated as class A common stock, par value $0.01 per share, pursuant to the amended and restated certificate of incorporation of CMI. The amended and restated certificate of incorporation of CMI authorizes 47,331,869 shares of class A common stock and 2,491,151 shares of class B common stock, par value $0.01 per share. Class A and class B common stock are identical in all respects and have the same powers, preferences and rights, except class B shares are non-voting securities. As part of the total common shares issued, 600,612 shares were issued to an employee trust in consideration of, and to secure, the Company’s obligations to issue common stock under an employee deferred compensation plan. Each outstanding share is entitled to one vote per share. No dividends on common shares may be declared or paid unless the cumulative preferred dividends on all outstanding shares of the Redeemable Preferred Stock have been fully paid for all past dividend periods. Certain indebtedness obligations of the Company also limit CMI’s ability to pay cash dividends on common stock.

On November 28, 2001, CMI adopted a stock option plan pursuant to which options with respect to a total of 2,783,283 shares of CMI’s class B common stock are available for grant to employees of, consultants to, or directors of CMI or the Company. The board of directors of CMI administers the option plan. The right to grant options under the plan expires November 2011, the tenth anniversary of the closing date of the Recapitalization. Options granted under the plan are or will be either non-qualified or incentive stock options. Options are granted in amounts and at such times and to such eligible persons as determined by the board of directors of CMI.

One-half of the options granted to employees will vest in varying amounts from one to four years depending on the terms of the individual option agreements. However, generally upon termination of a grantee’s employment within one year following the sale of the Company, all of the time vesting options allocated to such terminated employee shall vest immediately. The other one-half of the options

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

granted to employees are performance options and will vest on November 28, 2009, the eighth anniversary of the closing date of the Recapitalization. However, vesting of all or a portion of the performance options may be accelerated upon the consummation of a sale of the Company. Options granted to members of the board of directors of the Company vest at the time of grant. Options expire on the thirtieth day immediately following the eighth anniversary of issuance.

The weighted-average exercise price approximates the weighted-average grant-date fair value of options granted during 2002 and 2001. A summary of the Company’s stock option activity, and related information is as follows:

	Number of options	Weighted- average exercise price
Outstanding at December 31, 2000	—	$—
Granted	617,043	2.01
Exercised	—	—
Cancelled / Expired	—	—

Outstanding at December 31, 2001	617,043	2.01
Granted	1,122,433	2.11
Exercised	—	—
Cancelled / Expired	—	—

Outstanding at December 31, 2002	1,739,476	$2.08

At December 31, 2002, 446,310 options with a weighted-average exercise price of $2.23 were fully vested and exercisable. At December 31, 2001, no options were vested. The following table summarizes information about options outstanding at December 31, 2002:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number outstanding	Weighted- average exercise price
$2.01	1,692,015	7.13	$2.01	407,682	$2.01
$2.02–$4.64	47,461	7.87	4.54	38,628	4.62

Total	1,739,476	7.15	2.08	446,310	2.23

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Other Comprehensive Income:

The following tables provide additional detail related to amounts recorded in Other Comprehensive Income:

	Unfunded Pension Losses	Unrealized gains on cash flow hedges	Foreign currency adjustments	Accumulated other comprehensive income
Balance at December 31, 1999	$—	$—	$2.5	$2.5
2000 changes	—	—	(1.4)	(1.4)

Balance at December 31, 2000	—	—	1.1	1.1
January 1, 2001—November 27, 2001 changes	—	—	(3.2)	(3.2)

Balance at November 27, 2001	$—	$—	$(2.1)	$(2.1)

Balance at November 28, 2001	$—	$—	$—	$—
November 28, 2001—December 31, 2001 changes	(5.4)	—	3.0	(2.4)

Balance at December 31, 2001	(5.4)	—	3.0	(2.4)
2002 changes	(6.5)	0.1	8.9	2.5

Balance at December 31, 2002	$(11.9)	$0.1	$11.9	$0.1

	Before tax amount	Tax (expense) benefit	Net-of-tax amount
For the year ended December 31, 2002:
Minimum pension liability adjustment	$(9.3)	$2.8	$(6.5)
Gas hedging adjustment	0.2	(0.1)	0.1
Foreign currency translation adjustment	8.9	—	8.9

Other comprehensive income	$(0.2)	$2.7	$2.5

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    Quarterly Results (Unaudited)(a) (in millions):

Quarter	First	Second	Third	Fourth	Year
2002
Sales	$162.4	$82.3	$92.2	$165.7	$502.6
Cost of sales—shipping and handling	48.5	20.2	22.5	46.3	137.5
Gross profit	39.6	16.4	16.4	53.5	125.9
Operating earnings (loss)(b)	27.5	4.5	3.5	42.1	77.6
Net income (loss)	11.5	(7.5)	(3.7)	18.6	18.9

Quarter	First	Second	Third	Fourth (c)	Year (c)
2001
Sales	$197.0	$77.7	$90.9	$157.6	$523.2
Cost of sales—shipping and handling	59.1	17.6	23.0	43.5	143.2
Gross profit	49.8	14.9	11.9	46.4	123.0
Operating earnings (loss)	40.1	5.3	2.4	9.3	57.1
Net income (loss)	23.0	—	(0.6)	(3.4)	19.0

(a)	See Notes to Combined and Consolidated Financial Statements for detail related to special charges.
(b)	Annual quarter operating results include special charges of $7.7 million ($4.8 million after tax) related to transition costs associated with the Recapitalization.
(c)	Fourth quarter operating results include special charges of $27.0 million ($16.2 million after tax) related to transaction and transition costs associated with the Recapitalization.

18.    Subsequent Event—Amendment to Senior Credit Facility

On May 5, 2003, the Company amended the senior credit facilities to allow the Company to pay future dividends funded with either cash on hand or with borrowings under the amended and restated senior revolving credit facility. Additionally, the amendment permits the Company to repurchase certain CMI securities (other than the senior subordinated notes and the senior discount notes) not held by Apollo or management.

19.    Subsequent Event—Stock Split

On November 5, 2003, the Company’s Board of Directors approved the initial public offering of the Company’s common stock. On November 21, 2003, the Company’s Board of Directors approved a recapitalization of the Company’s capital stock whereby each share of the Company’s class B common stock will be converted into one share of class A common stock and all outstanding shares of class A common stock will be exchanged for one share of a newly designated single class of common stock. The Company’s Board of Directors also approved an approximately 4.982 for one stock split of the Company’s common stock, which will be effected by means of reclassification. The stock split became effective on December 11, 2003. Periods presented have been restated to show the effect of the stock split.

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COMPASS MINERALS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS (unaudited)

(in millions, except share data)

September 30, 2003
ASSETS
Current assets:
Cash and cash equivalents	$3.6
Receivables, less allowance for doubtful accounts of $2.0	54.9
Inventories	100.7
Other	3.8

Total current assets	163.0
Property, plant and equipment, net	253.7
Intangible assets—mineral interests and other, net	173.1
Other	30.5

Total assets	$620.3

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$0.8
Accounts payable	53.0
Accrued expenses	9.6
Accrued interest	4.4
Accrued salaries and wages	13.2
Income taxes payable	—

Total current liabilities	81.0
Long-term debt, net of current portion	600.8
Mandatorily redeemable preferred stock, authorized, issued and outstanding shares—1,749 at September 30, 2003	1.8
Deferred income taxes	88.8
Other noncurrent liabilities	22.8

Stockholders’ equity (deficit):
Common stock: Class A, $0.01 par value, authorized shares—47,331,869 at September 30, 2003; issued shares—35,103,830 at September 30, 2003	0.3
Class B, $0.01 par value, authorized shares—2,491,151 at September 30, 2003; issued shares—256,797 at September 30, 2003	—
Additional paid in capital	94.6
Treasury stock at cost—5,191,204 shares	(9.7)
Accumulated deficit	(271.1)
Accumulated other comprehensive income	11.0

Total stockholders’ equity (deficit)	(174.9)

Total liabilities and stockholders’ equity (deficit)	$620.3

The accompanying notes are an integral part of the consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(in millions, except share data)

	Nine Months Ended September 30,
	2003	2002
Sales	$398.5	$336.9
Cost of sales—shipping and handling	109.3	91.2
Cost of sales—products	199.5	173.3

Gross profit	89.7	72.4
Selling, general and administrative expenses	34.3	30.1
Restructuring and other charges	—	6.8

Operating earnings	55.4	35.5

Other (income) expense:
Interest expense	40.5	31.8
Other, net	2.6	4.1

Income/(loss) before income taxes	12.3	(0.4)
Income tax expense (benefit)	1.0	(0.7)

Net income	11.3	0.3
Dividends on preferred stock	1.2	7.9
Gain on redemption of preferred stock	(8.2)	—

Net income (loss) available for common stock	$18.3	$(7.6)

Net income (loss) per share, basic	$0.55	$(0.22)
Net income (loss) per share, diluted	0.53	(0.22)

Basic weighted-average shares outstanding	33,265,989	35,017,537
Diluted weighted-average shares outstanding	34,620,497	35,017,537

The accompanying notes are an integral part of the consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT) (unaudited)

For the nine months ended September 30, 2003

(in millions)

	Common Stock	Additional Paid In Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2002	$0.3	$81.5	$—	$(190.6)	$0.1	$(108.7)

Dividends on preferred stock		(1.2)				(1.2)
Gain on redemption of preferred stock				8.2		8.2
Dividends on common stock				(100.0)		(100.0)
Treasury stock purchases			(9.8)			(9.8)
Stock options exercised		0.2	0.1			0.3

Comprehensive income:
Net income				11.3		11.3
Unrealized loss on cash flow hedges, net of tax					(0.2)	(0.2)
Cumulative translation adjustments					11.1	11.1

Comprehensive income						22.2

Capital contribution		14.1				14.1

Balance, September 30, 2003	$0.3	$94.6	$(9.7)	$(271.1)	$11.0	$(174.9)

The accompanying notes are an integral part of the consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in millions)

	Nine months ended September 30,
	2003	2002
Cash flows from operating activities:
Net income	$11.3	$0.3
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation, depletion and amortization	31.2	28.7
Finance fee amortization	1.5	1.4
Loss / (gain) on early extinguishment of long-term debt	(1.9)	5.3
Transition and other charges, net of cash	—	1.1
Accreted interest	10.9	0.9
Deferred income taxes	(6.8)	(2.2)
Loss (gain) on disposal of property, plant & equipment	0.1	—
Other	—	0.1
Changes in operating assets and liabilities:
Receivables	42.0	39.7
Inventories	(1.3)	(1.6)
Other assets	(2.5)	(4.4)
Accounts payable and accrued expenses	(32.0)	(16.7)
Other noncurrent liabilities	(1.1)	5.2

Net cash provided by operating activities	51.4	57.8

Cash flows from investing activities:
Capital expenditures	(9.7)	(12.1)
Acquisition of intangible assets	(21.1)	—
Other	(0.2)	0.3

Net cash used in investing activities	(31.0)	(11.8)

Cash flows from financing activities:
Issuance of long-term debt	100.0	78.4
Principal payments on long-term debt, including capital leases	(30.9)	(105.5)
Revolver activity	17.5	(39.8)
Payments of notes due to related parties	(1.5)	—
Dividends paid	(103.7)	—
Repurchase of preferred stock	(6.6)	—
Payments to acquire treasury stock	(9.8)	—
Proceeds from issuance of treasury stock	0.1	—
Proceeds from stock option exercises	0.2	—
Capital contribution	8.8	12.8
Deferred financing costs	(4.2)	(3.4)
Other	—	1.0

Net cash used in financing activities	(30.1)	(56.5)
Effect of exchange rate changes on cash and cash equivalents	1.4	2.1

Net decrease in cash and cash equivalents	(8.3)	(8.4)
Cash and cash equivalents, beginning of the period	11.9	15.9

Cash and cash equivalents, end of the period	$3.6	$7.5

Supplemental cash flow information:
Interest paid excluding capitalized interest	$35.8	$27.1
Income taxes paid, net of refunds and indemnification	8.7	9.9
Preferred stock dividends accrued not paid	—	8.0
Retirement of notes plus accrued interest due to related parties	—	(9.0)

The accompanying notes are an integral part of the consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    Organization, Formation and Basis of Presentation:

On November 28, 2001, Apollo Management V, L.P. (“Apollo”), through its subsidiary, YBR Holdings LLC, acquired control of Compass Minerals International, Inc. (“CMI” or “Company”), from IMC Global, Inc. (“IMC”) pursuant to a recapitalization transaction (“Recapitalization”) with assets and liabilities of Compass Minerals Group, Inc. (“CMG”) retaining their historical value.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation, have been included. Operating results for the nine-month period ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

Certain reclassifications were made to prior year amounts in order to conform with the current year’s presentation.

2.    Recent Accounting Pronouncements:

In June 2001, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets.” The objective of SFAS No. 143 is to establish an accounting standard for the recognition and measurement of an obligation related to the retirement of certain long-lived assets. The retirement obligation must be one that results from the acquisition, construction or normal operation of a long-lived asset. SFAS No. 143 requires the legal obligation associated with the retirement of a tangible long-lived asset to be recognized at fair value as a liability when incurred and the cost to be capitalized by increasing the carrying amount of the related long-lived asset. The Company adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This Statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. The Company adopted SFAS No. 146 in the first quarter of 2003 as the provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” and requires certain disclosures in the Company’s quarterly and annual financial statements. CMI has a stock option plan that was adopted on November 28, 2001. The Company elected to continue to follow the accounting method under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for its employee stock options and has adopted the pro forma disclosure requirements under SFAS No. 123, as amended by SFAS 148. Under APB No. 25, because the exercise price of the Company’s employee stock options is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized. The effect of applying the fair value method under SFAS No. 123, as amended by SFAS 148, to the Company’s stock-based awards resulted in pro forma net income that is not materially different from amounts reported in the accompanying consolidated statement of operations for the nine month period ended September 30, 2002. In the fourth quarter of 2003, the Company adopted the preferable fair value recognition provisions of SFAS No. 123 using the prospective method of adoption as described in SFAS No. 148. Under the prospective method, all options granted or modified after January 1, 2003 are accounted for under the fair value method retroactively effective as of the beginning of fiscal 2003, January 1, 2003. The impact of this adoption, under the fair value recognition provisions, will result in stock option compensation expense of approximately $0.2 million in 2003.

The Company adopted new rules on accounting for its mandatorily redeemable preferred stock as set forth in SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” In May 2003, the FASB issued SFAS No. 150 that was effective for the Company at the beginning of the first interim period beginning after June 15, 2003, the Company’s third quarter of 2003. This statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It required an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. The adoption of this Statement required the reclassification of the Company’s mandatorily redeemable preferred stock to noncurrent liabilities in its consolidated balance sheet and to account for dividends declared on this financial instrument after July 1, 2003 as interest expense in the consolidated statement of operations.

3.    Inventories:

Inventories consist of the following (in millions):

	September 30, 2003	December 31, 2002
Finished goods	$88.2	$83.5
Raw materials and supplies	12.5	13.0

	$100.7	$96.5

Raw materials and supplies primarily consist of raw materials purchased to aid in the production of the Company’s mineral products, maintenance materials and packaging materials. Finished goods are comprised of salt and sulfate of potash (“SOP”) products readily available for sale. All costs associated with the production of salt and SOP at the Company’s producing locations are captured as inventory costs. Additionally, since the Company’s products are often stored at third-party warehousing locations, the Company includes in the cost of inventory the freight and handling costs necessary to move the product to storage until the product is sold to a customer.

4.    Mineral Interests and Other Intangible Assets:

Mineral interests include probable mineral reserves. The Company leases mineral reserves at several of its extraction facilities. These leases have varying terms, and many provide for a royalty

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

payment to the lessor based on a specific amount per ton of mineral extracted or as a percentage of revenue. Pursuant to SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” mineral interests associated with other than owned properties are classified as intangible assets. Probable mineral reserves are amortized on a units-of-production basis over the respective estimated mine lives not to exceed 99 years. The weighted average amortization period for probable mineral reserves is 93 years as of September 30, 2003. The Company’s rights to extract minerals are contractually limited by time, however, the Company believes it will be able to continue to extend lease agreements, as it has in the past, at commercially reasonable terms, without incurring substantial costs or incurring material modifications to the existing lease terms and conditions, and therefore, believes that the assigned lives are appropriate.

In June 2003, the Company purchased, for $24.5 million, intangible assets related to IMC’s SOP marketing business including customer lists related to its Carlsbad, New Mexico SOP product line and rights to produce SOP at IMC’s Carlsbad, New Mexico facility (see Note 6, Related Party Transactions). As of September 30, 2003, the Company had incurred approximately $0.2 million of related transaction costs. The Company’s mineral interests and other intangible assets are subject to amortization. The aggregate amortization of probable mineral reserves for the nine-month periods ended September 30, 2003 and 2002 was $1.1 million and $0.8 million, respectively. The estimated amortization expense from fiscal 2003 through fiscal 2007 is approximately $1.7 million annually.

Mineral interests and other intangible assets consist of the following (in millions):

	September 30, 2003			December 31, 2002
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
Probable mineral reserves	$158.6	$9.9	$148.7	$158.6	$8.8	$149.8
Other intangible assets	24.7	0.3	24.4	—	—	—

	$183.3	$10.2	$173.1	$158.6	$8.8	$149.8

5.    Long-term Debt:

On May 5, 2003, the Company amended the senior credit facility (“Senior Credit Facility”) to allow the Company to pay a dividend to be funded with either cash on hand or with borrowings under the amended and restated senior revolving credit facility (“Revolving Credit Facility”). Additionally, the amendment permits the Company to repurchase certain CMI securities (other than the Senior Subordinated Notes and the Senior Discount Notes) not held by Apollo or management (see Note 6, Related Party Transactions).

On May 22, 2003, the Company issued $179.6 million in aggregate principal amount at maturity ($100.0 million in gross proceeds) of 12% senior subordinated discount notes due 2013 (“CMI Subordinated Discount Notes”) in a private placement under Rule 144A and Regulation S of the Securities Act. No cash interest will accrue on the CMI Subordinated Discount Notes prior to June 1, 2008. The accreted value of each CMI Subordinated Discount Note will increase from the date of issuance until June 1, 2008 at a rate of 12% per annum, reflected in the accrual of non-cash interest, such that the accreted value will equal the principal amount on June 1, 2008. Cash interest will accrue on the CMI Subordinated Discount Notes at a rate of 12% per annum, beginning June 1, 2008 through

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

maturity. The proceeds from the sale of the CMI Subordinated Discount Notes were distributed to the Company’s stockholders in the form of a common stock dividend. In connection with the offering of the CMI Subordinated Discount Notes, the Company amended its amended and restated Senior Credit Facility and received consent from the holders of a majority of the aggregate principal amount at maturity of the CMI Discount Notes to amend the indenture governing the CMI Discount Notes in order to permit the distribution of the proceeds from the offering of the CMI Subordinated Discount Notes to the Company’s stockholders.

Third-party long-term debt consists of the following (in millions):

	September 30, 2003	December 31, 2002
Senior Subordinated Notes	$325.0	$325.0
CMI Discount Notes	73.3	66.9
CMI Subordinated Discount Notes	104.3	—
Term Loan	78.5	109.3
Revolving Credit Facility	17.5	—
Other, including capital lease obligations	—	0.1

	598.6	501.3
Premium on senior subordinated notes, net	3.0	3.2
Current portion of long-term debt	(0.8)	(1.2)

	$600.8	$503.3

6.    Income Taxes

Income tax expense (benefit) for the nine months ended September 30, 2003 and 2002 was $1.0 million and $(0.7) million, respectively. Our income tax provision differs from the U.S. statutory federal income tax rate primarily due to U.S. statutory depletion, state income taxes (net of federal tax benefit), foreign income tax rate differentials, changes in the expected utilization of previously reserved NOLs, non-deductible interest expense on discount notes, non-deductible transaction costs incurred in 2002 and foreign mining taxes.

7.    Related Party Transactions:

In June 2003, the Company purchased, for $24.5 million, intangible assets related to IMC’s SOP marketing business including customer lists related to its Carlsbad, New Mexico SOP product line and rights to produce SOP at IMC’s Carlsbad, New Mexico facility. As of September 30, 2003, the Company had incurred approximately $0.2 million of related transaction costs. As part of the transaction, the agreement under which the Company, as agent, markets SOP produced by IMC at their Carlsbad, New Mexico facility, will be terminated in 2003. The Company paid IMC $21.0 million in cash with the remaining $3.5 million due no later than November 30, 2003. The Company will evaluate the intangible assets acquired and will finalize the purchase price allocation within the next several months. In connection with this valuation exercise, the Company will also determine the amortization period for each of the identified intangible assets.

Through September 30, 2003, the Company has purchased approximately $2.1 million of SOP finished goods inventory from IMC and may be required to purchase additional amounts of SOP finished goods inventory by November 30, 2003.

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2003, the Company repurchased in combination 14,704 shares of its preferred stock, 5,175,117 shares of its common stock, notes due to related parties, including accrued interest and approximately $18.0 million of cash held in escrow, from IMC for approximately $36.0 million. The purchase price of the individual securities was allocated ratable according to their estimated fair values. The redemption of preferred stock resulted in a gain of approximately $8.2 million recorded as a reduction of the accumulated deficit. The repurchase of common stock was treated as treasury stock and recorded at a cost of approximately $9.8 million. The notes due to related parties were retired resulting in a gain of approximately $1.9 million recorded as other income.

In the third quarter of 2003, in accordance with the merger agreement related to the Recapitalization, IMC indemnified the Company for approximately $14.1 million for income taxes related to periods prior to the Recapitalization. The Company had previously recognized income tax expense for these items. The Company recorded the indemnification as a reduction to deferred income taxes and an increase to additional paid in capital. The Company received $8.8 million from IMC during the third quarter and used the cash to pay income taxes for periods prior to Recapitalization.

On September 29, 2003, the CMI Senior Executives’ Deferred Compensation Plan was terminated and the CMI capital stock held in the deferred compensation plan was subsequently distributed to the participants with no impact to the Company.

8.    Operating Segments:

Beginning in 2003, the Company no longer allocates corporate general and administrative costs incurred by CMG to its operating segments. For purposes of segment disclosure information, these costs are now classified in “Other.” The Company believes that this action will improve its ability to analyze its segment operating results. Certain reclassifications have been made to the 2002 segment information in order to conform with the current year’s presentation.

Segment information as of and for the nine-month periods ended September 30, 2003 and 2002, is as follows (in millions):

Nine months ended September 30, 2003	Salt	Potash	Other(b)	Total
Sales to external customers	$359.8	$38.7	$—	$398.5
Intersegment sales	—	6.4	(6.4)	—
Cost of sales—shipping and handling costs	102.9	6.4	—	109.3
Operating earnings (loss)	63.6	4.2	(12.4)	55.4
Total assets	$462.5	$136.1	$21.7	$620.3

Nine months ended September 30, 2002	Salt	Potash	Other(b)	Total
Sales to external customers	$299.5	$37.4	$—	$336.9
Intersegment sales	—	5.2	(5.2)	—
Cost of sales—shipping and handling costs	85.9	5.3	—	91.2
Operating earnings (loss)(a)	50.7	2.3	(17.5)	35.5
Total assets	$462.3	$116.1	$19.6	$598.0

(a)	“Other” includes $6.8 million related to restructuring costs.
(b)	“Other” includes corporate entities and eliminations.

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Redeemable Preferred Stock:

In May 2003, the Company paid $3.7 million of dividends on its Redeemable Preferred Stock. In June 2003, the Company redeemed 14,704 shares of Redeemable Preferred Stock (see Note 6, Related Party Transactions).

10.    Common Stock and Stock Options:

In May 2003, proceeds from the issuance of the CMI Subordinated Discount Notes in the amount of $100.0 million were used to pay dividends on the Company’s common stock. In June 2003, the Company repurchased 5,175,117 shares of common stock and recorded treasury stock at a cost of $9.8 million (see Note 6, Related Party Transactions).

In connection with CMI’s $100.0 million dividend payment on its common stock in May 2003, the number of CMI stock options and the exercise price were adjusted to preserve the intrinsic value of the stock options that existed prior to the dividend through decreasing the exercise price of outstanding options and increasing the number of outstanding options. The following is a summary of CMI’s stock option activity and related information for the nine-month period ended September 30, 2003 as adjusted for the transaction described above:

	Number of options	Weighted-average exercise price
Outstanding at December 31, 2002	2,498,525	$1.45
Granted	12,944	5.17
Exercised	(272,955)	1.40
Cancelled	(52,234)	1.40

Outstanding at September 30, 2003	2,186,280	$1.48

11.    Earnings (loss) per share

The following table sets forth the computation of basic and diluted earnings (loss) per common share for the nine month periods ended September 30, 2003 and 2002 (in millions, except for share data):

	September 30, 2003	September 30, 2002
Numerator:
Net income (loss)	$11.3	$0.3
Dividends on redeemable preferred stock	(1.2)	(7.9)
Gain on redemption of preferred stock	8.2	—

Net income (loss) available for common stock	$18.3	$(7.6)

Denominator:
Average common shares outstanding	33,265,989	35,017,537

Shares for basic earnings per share	33,263,972	35,017,537
Stock options	1,354,508	—
Shares for diluted earnings per share	34,620,497	35,017,537

Net income (loss) per share, basic	$0.55	$(0.22)

Net income (loss) per share, diluted	$0.53	$(0.22)

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options to purchase 1,697,087 shares of our common stock were outstanding at the nine months ended September 30, 2002, but were not included in the computation of diluted earnings (loss) per share because the options were anti-dilutive.

12.    Other Comprehensive Income:

The following tables provide additional detail related to amounts recorded in Other Comprehensive Income during the nine month period ended September 30, 2003:

	Unfunded Pension Losses	Unrealized gains (losses) on cash flow hedges	Foreign currency Adjustments	Accumulated Other Comprehensive Income
Balance at December 31, 2002	$(11.9)	$0.1	$11.9	$0.1
2003 changes	—	(0.2)	11.1	10.9

Balance at September 30, 2003	$(11.9)	$(0.1)	$23.0	$11.0

	Before tax Amount	Tax (expense) benefit	Net-of-tax Amount
For the nine months ended September 30, 2003:
Gas hedging adjustment	$(0.3)	$0.1	$(0.2)
Foreign currency translation adjustment	11.1	—	11.1

Other comprehensive income	$10.8	$0.1	$10.9

13.    Subsequent Event—Initial Public Offering

On November 5, 2003, the Company’s Board of Directors approved the initial public offering of the Company’s common stock. On November 21, 2003, the Company’s Board of Directors approved a recapitalization of the Company’s capital stock whereby each share of the Company’s class B common stock will be converted into one share of class A common stock and all outstanding shares of class A common stock will be exchanged for one share of a newly designated single class of common stock. The Company’s Board of Directors also approved an approximately 4.982 for one stock split of the Company’s common stock, which will be effected by means of reclassification. The stock split became effective on December 11, 2003. Periods presented have been restated to show the effect of the stock split.

Upon completion of an initial public offering, the Company intends to amend the management consulting agreement with Apollo, whereby Apollo will have the right to terminate the amended management consulting agreement at any time upon prior written notice to the Company. Upon Apollo’s election to terminate the amended management consulting agreement, the Company will pay Apollo approximately $5.5 million, less any amounts paid under the annual fee from the date of the amended agreement, as a final payment for all services rendered under the agreement. Upon termination of the agreement by Apollo, any future obligations of Apollo under the agreement will effectively terminate. The payments to Apollo will be expensed as incurred.

14.    Subsequent Event—Amendment to Senior Credit Facility

On November 17, 2003, the Company amended the senior credit facilities to allow the Company to pay future dividends funded with either cash on hand or with borrowings under the amended and restated senior revolving credit facility. Additionally, the amendment permits the Company to redeem or repurchase all outstanding shares of the Company’s series A redeemable preferred stock.

Compass
Minerals International

sifto
TABLE SALT
250 g
IODIZED FREE-RUNNING TABLE SALT

IMPROVED FORMULA
NATURE'S OWN
POTASSIUM BASED SOLUTION
ADDS NO SODIUM TO YOUR DRINKING WATER

American Stockman
Safe Step
ICE MELTER
pellets
K-Life
Special Purity
Iodized Food Grade Salt
ICE·A·WAY
ROCK SALT Ice Melter
ASPEN
Snow and Ice Melter
ProSoft
Compacted Salt Cubes
Winter Storm
ICE MELTER
BRINE block
NATURE'S OWN

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including January 5, 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

14,500,000 Shares

Compass Minerals International, Inc.

Common Stock

Goldman, Sachs & Co.

Credit Suisse First Boston

Deutsche Bank Securities

JPMorgan

UBS Investment Bank

Representatives of the Underwriters